2005 ANNUAL REPORT

Financial Highlights

As at and for the years ended October 31	2005	2004	2003	2002(1)	2001

Operating results ($ millions)
Net interest income(2)(TEB(3))	6,197	5,975	6,246	6,785	6,294
Total revenue(2)(TEB(3))	10,726	10,295	10,261	10,727	10,365
Provision for credit losses	230	390	893	2,029	1,425
Non-interest expenses	6,043	5,862	5,731	5,974	5,662
Provision for income taxes(2)(TEB(3))	1,173	1,060	1,055	862	1,099
Net income(2)	3,209	2,908	2,422	1,708	2,077
Net income available to common shareholders	3,184	2,892	2,406	1,692	2,061

Operating performance
Basic earnings per share(4)($)	3.19	2.87	2.38	1.68	2.06
Diluted earnings per share(4)($)	3.15	2.82	2.34	1.65	2.02
Return on equity (%)	20.9	19.9	17.6	13.0	17.3
Productivity ratio(2)(%) (TEB(3))	56.3	56.9	55.9	55.7	54.6
Net interest margin on total average assets(2)(%) (TEB(3))	2.00	2.10	2.16	2.29	2.32

Balance sheet information ($ millions)
Cash resources and securities	93,964	75,928	83,773	76,467	73,444
Loans and acceptances	198,581	178,854	178,478	194,070	184,733
Total assets	314,025	279,212	285,892	296,380	284,425
Deposits	217,445	195,196	192,672	195,618	186,195
Preferred shares(2)	600	300	300	300	300
Common shareholders’ equity	15,482	14,685	13,814	13,502	12,833
Assets under administration	171,392	156,800	161,974	144,433	153,110
Assets under management	26,630	21,225	19,964	21,472	21,942

Capital measures (%)
Tier 1 capital ratio	11.1	11.5	10.8	9.9	9.3
Total capital ratio	13.2	13.9	13.2	12.7	13.0
Common equity to risk-weighted assets	9.7	9.9	9.2	8.6	8.1
Tangible common equity to risk-weighted assets(5)	9.3	9.7	8.9	8.3	7.8
Risk-weighted assets ($ millions)	162,799	150,549	154,523	165,417	164,755

Credit quality
Net impaired loans(6) ($ millions)	681	879	1,522	2,095	1,734
General allowance for credit losses ($ millions)	1,330	1,375	1,475	1,475	1,475
Net impaired loans as a % of loans and acceptances(6)	0.34	0.49	0.85	1.08	0.94
Specific provision for credit losses as a % of average loans and acceptances	0.14	0.27	0.48	1.05	0.68

Common share information
Share price(4)($)
High	44.22	40.00	33.70	28.10	25.25
Low	36.41	31.08	22.28	21.01	18.65
Close	42.99	39.60	32.74	22.94	21.93
Shares outstanding(4)(millions)
Average — Basic	998	1,010	1,010	1,009	1,001
Average — Diluted	1,012	1,026	1,026	1,026	1,018
End of period	990	1,009	1,011	1,008	1,008
Dividends per share(4)($)	1.32	1.10	0.84	0.73	0.62
Dividend yield (%)	3.3	3.1	3.0	3.0	2.8
Dividend payout ratio(7) (%)	41.4	38.4	35.3	43.2	30.1
Market capitalization ($ millions)	42,568	39,937	33,085	23,129	22,091
Book value per common share(4)($)	15.64	14.56	13.67	13.39	12.74
Market value to book value multiple	2.7	2.7	2.4	1.7	1.7
Price to earnings multiple (trailing 4 quarters)	13.5	13.8	13.8	13.7	10.6

Other information
Employees	46,631	43,928	43,986	44,633	46,804
Branches and offices	1,959	1,871	1,850	1,847	2,005

(1)	In 2002, the Bank incurred a charge of $540 million (after tax) on the disposal of Scotiabank Quilmes. This reduced earnings per share by $0.53 and return on equity by 360 basis points.

(2)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(3)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(4)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(5)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(6)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(7)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

Financial Performance	Actual vs. Target

		2005
		Target	Performance
Return on equity (ROE)
	Earn a return on equity of:	17-20%	20.9%
ROE measures how well the Bank is using common shareholders’ invested money. It is calculated by dividing net income available to common shareholders by average common shareholders’ equity.

Earnings per share (EPS)
	Generate growth in earnings per common share of:	5-10%	11.7%
EPS is the net income a company has generated per common share. It is calculated by dividing net income available to common shareholders by the average number of diluted common shares outstanding.

Productivity		Below
	Maintain a productivity ratio of:	58%	56.3%
The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income. A lower ratio indicates better productivity.

Tier 1 capital
	Tier 1 Capital Ratio:	Maintain	11.1%
The Tier 1 capital ratio is a measure of the Bank’s overall strength. It is calculated by dividing Tier 1 capital by risk-weighted assets.		strong capital ratios

Scotiabank is pursuing today’s global opportunities as the most international of Canada’s major banks.
Global presence (including affiliates)

North America	Caribbean and	Guyana	South America	Asia/Pacific
Canada	Central America	Haiti	Argentina	China
Mexico	Anguilla	Jamaica	Brazil	Hong Kong SAR, PRC
United States	Antigua and Barbuda	Netherlands Antilles	Chile	India
	Aruba	(St. Maarten,	Peru	Japan
	Bahamas	Curaçao, Bonaire	Venezuela	Korea (Republic of)
	Barbados	and St. Eustatius)		Malaysia
	Belize	Panama	Europe and	Singapore
	British Virgin Islands	Puerto Rico	Middle East	Taiwan
	Cayman Islands	St. Kitts and Nevis	Dubai	Thailand
	Costa Rica	St. Lucia	Egypt	Vietnam
	Dominica	St. Vincent and the	Ireland
	Dominican Republic	Grenadines	United Kingdom
	El Salvador	Trinidad and Tobago
	Grenada	Turks and Caicos
U.S. Virgin Islands

Inside Front Cover Performance Highlights
2	Message from the Chairman of the Board
3	Message from the President and CEO
6	Our Executive Team
8	Corporate Governance
9	Board of Directors

Report on Business Lines

10	Overview
12	Domestic Banking
18	International Banking
24	Scotia Capital
29	Employees

Management’s Discussion and Analysis

32	Overview
34	Group Financial Performance
43	Group Financial Condition
51	Business Lines
59	Risk Management
71	Controls and Accounting Policies
76	Supplementary Data

90	Glossary

Consolidated Financial Statements

92	Management’s Responsibility for Financial Information
92	Shareholders’ Auditors’ Report
93	Consolidated Balance Sheet
94	Consolidated Statement of Income
95	Consolidated Statement of Changes in Shareholders’ Equity
96	Consolidated Statement of Cash Flows
97	Notes to the Consolidated Financial Statements

134	Shareholder Information

Scotiabank’s strong financial results in 2005 reflect
the continuing success of our strategy of diversifying
geographically across three major business lines.
At the heart of this effort,
more than 50,000 employees of the
Scotiabank Group and our affiliates
are dedicated to serving customers
...in close to 50 countries
...on 5 continents
...in more than 80 languages.
Our goal is to be the best Canadian-based
international financial services company.

MESSAGE FROM THE CHAIRMAN OF THE BOARD
I’m pleased to once again report to you as Chairman of Scotiabank.
     The Bank’s Board of Directors, now comprising 15 members, provides guidance and supervision to ensure that Scotiabank continues to be managed for the benefit of all its stakeholders in Canada and around the world.
     This Bank is founded on the principles of accountability, openness and integrity. We believe that a strong governance structure and culture across the entire organization provides us with an opportunity to deliver value to all our stakeholders. We set the bar high – our rigorous internal standards have been created to meet international as well as Canadian requirements.
     We work hard to ensure that our governance policies and practices are regularly reviewed. The Board’s Corporate Governance and Pension Committee, which is responsible for these reviews, is made up entirely of outside directors – as it should be. It is also responsible for Board membership nominations, orientation and education, as well as developing an approach to corporate governance issues. This group developed a Corporate Governance policy in 2002, and has enhanced and re-approved it each year since.
     Scotiabank consistently maintains what are considered global best practices for corporate governance, details of which can be found in the Corporate Governance section of this report, the Bank’s website, as well as the Proxy Circular. Related to this, in November 2005, the Board of Directors adopted a new corporate governance policy that requires majority voting for the election of Bank directors. Directors receiving more votes withheld than for their election will be required to tender their resignation. After considering recommendations from the Corporate Governance and Pension Committee, the Board will decide – within 90 days of the annual meeting – whether or not to accept the resignation. It is expected resignations will be accepted, unless there are extenuating circumstances. The Board of Directors will announce any such decisions via a press release. This important initiative recognizes the role shareholders play in selecting Bank directors.
     The Bank’s ongoing efforts to strengthen our governance practices continue to be widely recognized. I am proud to report that Scotiabank tied for first-place (up from 8th last year) in Canadian Business magazine’s 2005 governance rankings, and tied for second place (up from 5th last year) in The Globe and Mail’s annual Board Games rankings.
     During fiscal 2005, no new members were added to the Board. Keith Goodrich, a director since 1990, did not stand for re-election at the annual meeting in March 2005 due to mandatory retirement. I would like to thank him on behalf of the Board, the Bank and its shareholders for his years of dedicated service.
     The Board oversaw several changes to the Bank’s senior executive management team during the year, ensuring that effective leadership development and succession strategies remain in place.
     The Board is supportive of the strategic direction of the Bank – and remains confident that the senior executive management team’s commitment to responsibly growing revenues, earnings and our customer base will continue to generate strong results and deliver value to all our stakeholders. As the theme of this report suggests, Scotiabank clearly has tremendous opportunities to grow.
     The Board of Directors, the senior executive management team and the more than 50,000 employees of the Scotiabank Group and its affiliates worldwide are committed to the Bank’s success – for all its shareholders, for its customers, for its employees and for the communities in which we do business. I would like to extend my thanks to every single member of this global team, each of whom has made an important contribution to the success of the whole organization. The proof of their dedication is evident in the record results we have achieved this year and discuss in this report.

/s/ Arthur R.A. Scace
Arthur R.A. Scace
Chairman of the Board
2      Scotiabank 2005 Annual Report

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
At Scotiabank, we are driven by opportunity. Since our founding in 1832, we have always searched for new ways to grow, across Canada and around the world – opportunities to reward our shareholders, serve our customers better, provide our employees with rewarding careers, and help our communities to prosper. All told, our focus on creating and seizing opportunities has helped us become a highly successful company, by any measure.
In 2005, we accomplished what we set out to do and more. It was another record year, and we are proud to report that we have, yet again, delivered solid, consistent financial results. And we’re confident that we have a focused, strategic plan in place to improve results again in 2006.
Report on 2005
The stronger our financial results, the better we are able to grow and reward all of our stakeholders. This year, we exceeded our key financial targets. Net income was a record $3,209 million, up $301 million or 10% over 2004. Earnings per share (diluted) were $3.15, an increase of 11.7%, and return on equity was 20.9% versus 19.9% last year. Our target was to maintain a productivity ratio below 58%, which we accomplished with a ratio of 56.3%.
     We also continued to reward our shareholders for their confidence in our business. Our solid performance allowed us to extend our strong record of growing dividends. During the last 10 years, the compound annual return to shareholders (share price appreciation plus dividends reinvested) has averaged 23%.
     Each of our three major business lines made a significant contribution to our results in 2005. Domestic Banking generated the largest share of the Bank’s net income at 42%. International Banking contributed 27% and Scotia Capital 31%.
     Results benefited from strong retail asset growth and improved credit quality. Both impaired loans and provisions for credit losses improved significantly, reflecting a number of important policy and process changes implemented over the past two years, as well as a generally favourable credit environment. At the same time, these factors were partially offset by lower interest margins in Canada and the negative impact of foreign currency translation.
Operational results
Our overriding priorities for 2005 were to build our customer base, leverage our core strengths and optimize our use of capital.
     Domestic Banking performed solidly this year. We experienced tremendous growth in consumer lending, particularly mortgages, thanks to innovative new products and a focus on customer retention and cross-selling. We also remained well focused on our core strengths in retail credit management, online banking and call centre service, database marketing and customer analytics, and cost control. Perhaps most importantly, we maintained our high levels of customer satisfaction and loyalty – the result of our continuing emphasis on fulfilling our customers’ needs, with excellent sales and service provided by our strong team of motivated employees.
     In International Banking, we continued to build our global network with the acquisition of Banco de Comercio in El Salvador for US$181 million. Scotiabank El Salvador is now the country’s fourth-largest bank, with a consolidated market share of 19%. Our Caribbean and Central American operations remained
Scotiabank 2005 Annual Report      3

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
In 2005, we accomplished what we set out to do and more.
It was another record year, and we achieved all of our targets.
strong, and Scotiabank Inverlat in Mexico experienced continued solid growth, particularly in mortgages, credit cards and automotive finance.
     Scotia Capital has substantially refocused its business, resulting in improved client profitability and a more diverse mix of lending and non-lending services. The purchase of Waterous & Co., a leading global energy advisory firm, led to the creation of an exciting new force in the energy industry, Scotia Waterous. It was an ideal opportunity to broaden our wholesale client base and build our presence in this industry.
     We established a Mexico Wholesale Banking unit by integrating Scotiabank Inverlat’s investment and corporate banking unit with Scotia Capital’s U.S. and Canadian operations. We are evolving to become fully aligned with our clients’ needs, wherever they are in the NAFTA region.
     We are in a strong position to continue to grow our three main businesses in 2006 and beyond – each with unique potential.
Focus on 2006
In the year ahead, there are a number of broad global trends that are shaping the strategies we have developed to maximize our future growth.
Trends and challenges
One such trend is globalization, particularly the growing importance of developing economies and the direction of trade flows. A related trend is demographics – the aging of people in most developed countries, including Canada and the United States, alongside the increasing numbers of young people entering the workforce in developing markets. As a result, these developing economies are growing at a rapid rate, and the population’s need for financial services is expanding – an opportunity for Scotiabank, given our well-established presence in many of these markets.
     There is also a greater focus on risk and governance issues throughout the world. The combination of increased reporting requirements and growing regulatory burdens is shaping how we operate, and compels us to continue to develop world-class enterprise-wide compliance systems.
     All of our business lines face growing competition. In Domestic Banking, our competitors remain strong and customers’ expectations are increasing. In International Banking, there is intense competition for our customers’ business, as well as for acquisitions in almost every market: mergers and acquisitions in the rapidly consolidating global banking industry more than doubled between 2002 and 2004. And Scotia Capital faces pricing pressure in almost all the products we offer to institutional investor clients.
Priorities for success
Despite these challenges, we see significant opportunities for your Bank in the years ahead. With these broad trends in mind, we have developed a number of strategies to ensure our continued strong performance and growth. Our long-term goal is to be the best Canadian-based international financial services company. Next year, and in the years to come, we expect to see ongoing growth in earnings, as well as increasing returns to shareholders.
     In order to achieve those results, we have identified three key priorities. The first is sustainable revenue growth. Driving revenue-based initiatives, both in Canada and internationally, will be necessary for us to achieve all our targets. The second priority is strategic acquisitions. We’ve demonstrated over the years that the potential for increased growth from new operations is significant. The third is effectively managing and allocating our capital. As one of the world’s best-capitalized financial institutions, we have an impressive advantage here. We are well-positioned to invest in growth and acquisitions – and that advantage needs to be maximized.
Revenue growth
Our plan is to drive revenue growth aggressively across all our businesses. Overall, we will focus on retaining and growing business with existing customers and attracting new customers. We are planning to put more emphasis on revenue-based initiatives rather than cost-based ones, while maintaining our cost discipline.
     Attracting new customers while deepening existing relationships is also key, and we’ll do this by investing in technology (for products and services) and in marketing.
     In Canada, we will increase the number of households that do business with us by committing more resources, more sales capacity, and more branches with new hours and formats in a number of high-growth areas across the country. For our small business customers, we are leveraging our alliances with more than 20 small business groups and offering an enhanced set of solutions.
     We see significant opportunity in the growing segment of emerging affluent investors. To capture a greater share of the
4      Scotiabank 2005 Annual Report

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
We have identified three key priorities for 2006:
sustainable revenue growth, strategic acquisitions, and effective management and allocation of capital.
wealth management market, we plan to double the size of our financial consultant sales force. In ScotiaMcLeod, we are also targeting sales growth, as well as emphasizing high-performing fee-based programs.
     International Banking is a unique platform and a prime source of growth, so it will receive a greater portion of our resources over time for acquisitions, as well as for operational support. Our goal is to achieve a minimum 10% share in the markets in which we operate. We are also looking to use our sales and service platform to deepen and retain customer relationships, particularly in markets where we already have strong and well-established operations, and to grow our insurance and wealth management business by enhancing our high net worth offering in select markets.
     In Mexico, our key engine for growth in International Banking, we are developing a specialized mortgage sales force and expanding our branch network. We are also placing a greater emphasis on credit cards.
     Scotia Capital’s focus will be on selling more profitable lending products to our core clients and additional products and services to priority customers. In the U.S., we will concentrate on deepening relationships with current customers. We have identified key industries where we will build global expertise and product capabilities. We are also expecting to generate significant returns over time from our new Mexico Wholesale unit as it builds business across North America.
Acquisitions
Acquisitions are critical to revenue growth. Our focus will be on acquisitions that will leverage our current strengths and networks. We favour in-market acquisitions – that is, ones in countries where we already do business. We look for value in markets that offer above-average growth potential.
     In 2006, our acquisitions focus will be on personal and commercial banking in Central America, as well as Mexico, Peru and Chile. Our intention is to be prepared and proactive. We are also interested in building our global businesses in particular industry sectors, as we did with Scotia Waterous. In Canada, we are looking at in-fill acquisitions. Complementary businesses, such as insurance and wealth management, will be another priority – so long as they meet our financial and strategic criteria.
Strong capital management
Capital management is also a key priority and a key strength. Our capital position gives us the ability to fund our growth priorities and the flexibility to take advantage of new opportunities. Scotiabank has the highest tangible common equity of its Canadian peer group. Our challenge for next year is to optimize the use of our capital and maximize the revenue from this key strategic advantage.
     We plan to increase our investment in areas such as technology, product development, new branches and alternate delivery channels – all of which must and will have a direct impact on revenue growth. We will use our capital to support acquisitions, particularly in International Banking. We will also continue to buy back shares to at least cover dilution and any stock we may issue for acquisitions. Most importantly, we will continue to increase dividends to our shareholders.
Leadership in social responsibility
As a successful multicultural organization, we recognize our responsibility as a corporate citizen in the communities in which we do business, and we are committed to being a leader in this field. Scotiabank was involved in a number of worthy and innovative initiatives in 2005, contributing more than $40 million in sponsorships and donations to people and communities around the globe.
     For example, both the Bank and its employees gave generously to relief efforts following the December 2004 tsunami in southeast Asia, and the devastation of hurricane Katrina in the southern United States this fall.
     Building on our experience in operating microlending programs in Guyana and Jamaica, we are an active member of the Canadian Steering Committee for the United Nations International Year of Microfinance. The goal is to bring more inclusive financial opportunities to those who have no access to basic financial services – and who represent more than half the global population.
     We will continue to support our employees’ contributions to their local communities, and ensure that Scotiabank remains a great place to work and to build rewarding careers. The Scotiabank Group team, with its philosophy of “One Team, One Goal,” remains at the heart of our success. In this regard, we were very proud to be recognized as a top employer in Canada, Jamaica and Mexico this year.
     Scotiabank 2005 Annual Report 5

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER
Global goals
The breadth, depth and longevity of our international network gives us a unique competitive advantage. Long known as “Canada’s most international bank,” we are, in fact, becoming a major international financial services organization based in Canada. Our future is marked by almost unlimited opportunities.
     This is a great bank. We have all the elements for ongoing success of a powerfully successful global organization: a committed team of more than 50,000 employees, a solid and long-term foundation in our three core businesses, and a compelling strategic plan for growth going forward. On the following page, you will see our objectives for 2006. We have every confidence that Scotiabank will continue to deliver great results for our shareholders, for our customers, for our employees and for the communities we serve.

/s/ Rick Waugh
Rick Waugh
President and Chief Executive Officer
Our Executive Team

(as of November 1, 2005)

Dieter W. Jentsch
Executive Vice-President, Commercial Banking

Sarabjit S. Marwah
Vice-Chairman & Chief Administrative Officer

Robert H. Pitfield
Executive Vice-President, International Banking

Peter C. Cardinal
Executive Vice-President, Latin America

Wendy Hannam
Executive Vice-President, Domestic Branch Banking

Brian J. Porter
Chief Risk Officer

Albert E. Wahbe
Executive Vice-President & Group Head, Global Transaction Banking

Deborah M. Alexander
Executive Vice-President, General Counsel & Secretary

Stephen D. McDonald
Co-Chairman and Co-Chief Executive Officer, Scotia Capital, and Head, Global Corporate and Investment Banking

6      Scotiabank 2005 Annual Report

MESSAGE  FROM  THE  PRESIDENT  AND  CHIEF  EXECUTIVE  OFFICER
Objectives — 2006

Financial		Operational
•	Return on equity of 18-22%	•	Productivity ratio of <58%
•	Diluted earnings per share growth of 5-10%	•	Sound ratings
•	Long-term shareholder value through increases in dividends and stock price appreciation	•	Best practices in corporate governance and compliance processes
		•	Sound capital ratios

Customer		People
•	High levels of customer satisfaction and loyalty	•	High levels of employee satisfaction and engagement
•	Increase market share in primary markets	•	Enhance diversity of workforce
		•	Commitment to corporate social responsibility and strong community involvement
2 0 0 5 E X E C U T I V E O F F I C E R S
C. John Schumacher
Co-Chairman and Co-Chief Executive Officer, Scotia Capital, and
Head, Global Capital Markets
Barbara Mason
Executive Vice-President, Marketing, Sales & Service
Tim P. Hayward
Executive Vice-President & Chief Administrative Officer,
International Banking
Robert L. Brooks
Senior Executive Vice-President & Group Treasurer
Sylvia D. Chrominska
Executive Vice-President, Human Resources &
Public, Corporate and Government Affairs
Robert W. Chisholm
Vice-Chairman, Scotiabank, & President and CEO,
Domestic Banking & Wealth Management
Luc A. Vanneste
Executive Vice-President & Chief Financial Officer
Alberta G. Cefis
Executive Vice-President, Retail Lending Services
Chris J. Hodgson
Executive Vice-President, Wealth Management
Barry Luter
Chief Executive Officer, Scotiabank (Ireland) Ltd.
Scotiabank  2005  Annual  Report      7

CORPORATE  GOVERNANCE
Corporate  Governance
Accountability, openness and integrity
We strongly believe that our ongoing commitment and efforts to ensure a strong corporate governance structure and culture across our organization help us deliver value to all our stakeholders.
Detailed information about supervision of Scotiabank in Canada, the United States, Mexico and other jurisdictions, as well as its corporate governance policies and practices, can be found in the annual management proxy circular, annual information form and on the Bank’s website at www.scotiabank.com.
The Bank’s corporate governance practices do not differ significantly from the NYSE listed company corporate governance standards.
Shareholders a p p o i n t Shareholders’ Auditors
Executive & Risk e l e c t report
Committee
Corporate Governance & Board of Audit & Conduct
a p p o i n t a p p o i n t Pension Committee Directors Review Committee
Human Resources
Committee report
a p p o i n t
Group Internal
Management Compliance Audit
Best practices in corporate governance in place at Scotiabank

✓	The Board must assume stewardship of the Bank.	The Board supervises the management of Scotiabank’s business and affairs, with the goal of maintaining the strength and integrity of the Bank.

✓	The Bank must adopt and disclose corporate governance guidelines.	The Bank developed a formal Corporate Governance Policy in 2002, which was subsequently enhanced and re-approved each year since. It is reviewed at least annually.

✓	Directors must be elected by majority voting.	Directors receiving more votes withheld than for their election will be required to tender their resignation.

✓	The Board should have a non-executive chairman or independent lead director.	Scotiabank’s Board is led by a non-executive chairman.

✓	Board committees should be composed of outside directors, a majority of whom are unrelated.	All four of the Board’s committees meet independence guidelines in terms of composition.

✓	The Bank must disclose the identity of the financial expert on the Audit Committee.	One or more members of the Audit and Conduct Review Committee meet the definition of a financial expert. The Board has determined that Ronald A. Brenneman is the committee’s financial expert.

✓	Non-management directors must meet at regularly scheduled executive sessions without management.	At each meeting of the Board and Board committees, time is specifically reserved for independent discussion without management present.

✓	An education program should be provided for new directors.	An orientation and education program is in place for all new directors. They also receive a Corporate Governance Information book, which is updated annually and reissued to all directors.

✓	The Bank must have a written code of ethics and conduct applicable to senior financial officers and the CEO.	All directors, officers and employees of Scotiabank must acknowledge their adherence annually to the Scotiabank Guidelines for Business Conduct*. Directors are also required to adhere to the Directors’ Addendum to the Guidelines*.

✓	Directors’ interests should be aligned with those of shareholders.	Directors are expected to hold Bank common shares and/or Director Deferred Share Units with a value not less than $300,000, a level that must be reached within five years.

*	Available at www.scotiabank.com
8       Scotiabank  2005  Annual  Report

Board of Directors
2 0 0 5 B O A R D O F D I R E C T O R S Arthur R.A. Scace, Q.C. Mr. Scace is Chairman of Scotiabank and is a corporate director. He has been a Scotiabank director since March 25, 1997, and Chairman since March 2, 2004. He currently sits on the Human Resources (Chair) and the Executive and Risk Committees. The Honourable Barbara J. McDougall, O.C. Mrs. McDougall is an advisor to Aird & Berlis LLP. A Scotiabank director since March 30, 1999, she currently sits on the Audit and Conduct Review and the Human Resources Committees. Rick Waugh(1) Mr. Waugh is President and Chief Executive Officer of Scotiabank. He was appointed a Scotiabank director on March 25, 2003, and currently sits on the Executive and Risk Committee. He is also a director of several of the Bank’s subsidiaries and affiliates. Allan C. Shaw, C.M., LL.D . Ms. Thomas is a corporate director. She has been a Scotiabank director since September 28, 2004, and currently sits on the Audit and Conduct Review Committee. Ronald A. Brenneman Mr. Brenneman is President and Chief Executive Officer of Petro-Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit and Conduct Review and the Human Resources Committees. Elizabeth Parr-Johnston, Ph.D. Dr. Parr-Johnston is President of Parr Johnston Economic and Policy Consultants. A Scotiabank director since October 26, 1993, she currently sits on the Audit and Conduct Review and the Corporate Governance and Pension Committees. Paul D. Sobey Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999, and currently sits on the Audit and Conduct Review and the Corporate Governance and Pension Committees. John T. Mayberry(3) Laurent Lemaire Mr. Lemaire is Executive Vice-Chairman of the Board of Cascades Inc. He has been a Scotiabank director since March 31, 1987, and currently sits on the Executive and Risk and the Human Resources Committees. C.J. Chen Mr. Chen is Counsel to Rajah & Tann. He has been a Scotiabank director since October 30, 1990, and currently sits on the Corporate Governance and Pension Committee. The Honourable Michael J.L. Kirby Senator Kirby is a Member of the Senate of Canada. He has been a Scotiabank director since March 28, 2000, and currently sits on the Audit and Conduct Review (Chair) and the Executive and Risk Committees. Honorary Directors* Lloyd I. Barber, C.C., Sir Graham Day John J. Jodrey, Malcolm H.D. McAlpine Helen A. Parker Thomas G. Rust, S.O.M., LL.D., Ph.D. Hantsport, Nova Scotia C.M., D.C.L. London, England Sidney, British Columbia C.M., LL.D. Regina Beach, Saskatchewan Hantsport, Nova Scotia Vancouver, British Columbia Peter C. Godsoe, O.C. Ian McDougall Paul J. Phoenix Malcolm R. Baxter Toronto, Ontario Gordon F. MacFarlane, Lynbrook, New York Burlington, Ontario Isadore Sharp, O.C. Saint John, New Brunswick O.B.C., LL.D. Toronto, Ontario M. Keith Goodrich William S. McGregor Robert L. Pierce, Q.C. Surrey, British Columbia Bruce R. Birmingham Lake Forest, Illinois, U.S.A. Edmonton, Alberta Calgary, Alberta Marie Wilson, Q.C. Oakville, Ontario Donald Maclaren Toronto, Ontario The Honourable Henry David E. Mitchell, O.C. David H. Race Ottawa, Ontario E. Kendall Cork N.R. Jackman Calgary, Alberta Toronto, Ontario Hillsburgh, Ontario Toronto, Ontario Gerald J. Maier *Honorary directors do not David Morton Cedric E. Ritchie, O.C. Calgary, Alberta attend meetings of the Board. Pierre J. Jeanniot, O.C. Westmount, Quebec Toronto, Ontario Montreal, Quebec

2005 BOARD OF DIRECTORS

Arthur R.A. Scace, Q.C.

The Honourable Barbara J. McDougall, O.C.

Rick Waugh[1]

Allan C. Shaw, C.M., LL.D.

Mr. Shaw is non-executive Chairman of The Shaw Group Holding Limited. A Scotiabank director since September 30, 1986, he currently sits on the Executive and Risk and the Corporate Governance and Pension (Chair) Committees.

Gerald W. Schwartz[1]

Mr. Schwartz is Chairman and Chief Executive Officer of Onex Corporation. He has been a Scotiabank director since May 26, 1999, and currently sits on the Executive and Risk Committee.

Barbara S. Thomas

Ronald A. Brenneman

Elizabeth Parr-Johnston, Ph.D.

Paul D. Sobey

John T. Mayberry[1]

Mr. Mayberry is the retired Chair of the Board and Chief Executive Officer of Dofasco Inc. He has been a Scotiabank director since March 29, 1994, and currently sits on the Executive and Risk Committee (Chair).

N. Ashleigh Everett

Ms. Everett is President, Corporate Secretary and Director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997, and currently sits on the Human Resources and the Corporate Governance and Pension Committees.

John C. Kerr, C.M., O.B.C., LL.D.

Mr. Kerr is Chairman of Lignum Investments Ltd. He has been a Scotiabank director since March 30, 1999, and currently sits on the Human Resources and the Corporate Governance and Pension Committees.

Laurent Lemaire

C.J. Chen

The Honourable Michael J.L. Kirby

Honorary Directors*

Lloyd I. Barber, C.C., S.O.M., LL.D., Ph.D.
Regina Beach, Saskatchewan

Malcolm R. Baxter
Saint John, New Brunswick

Bruce R. Birmingham
Oakville, Ontario

E. Kendall Cork
Hillsburgh, Ontario

Sir Graham Day
Hantsport, Nova Scotia

Peter C. Godsoe, O.C.
Toronto, Ontario

M. Keith Goodrich
Lake Forest, Illinois, U.S.A.

The Honourable Henry N.R. Jackman
Toronto, Ontario

Pierre J. Jeanniot, O.C.
Montreal, Quebec

John J. Jodrey C.M., D.C.L.
Hantsport, Nova Scotia

Gordon F. MacFarlane, O.B.C., LL.D.
Surrey, British Columbia

Donald Maclaren
Ottawa, Ontario

Gerald J. Maier
Calgary, Alberta

Malcolm H.D. McAlpine
London, England

Ian McDougall
Lynbrook, New York

William S. McGregor
Edmonton, Alberta

David E. Mitchell, O.C.
Calgary, Alberta

David Morton
Westmount, Quebec

Helen A. Parker
Sidney, British Columbia

Paul J. Phoenix
Burlington, Ontario

Robert L. Pierce, Q.C.
Calgary, Alberta

David H. Race
Toronto, Ontario

Cedric E. Ritchie, O.C.
Toronto, Ontario

Thomas G. Rust, C.M., LL.D.
Vancouver, British Columbia

Isadore Sharp, O.C.
Toronto, Ontario

Marie Wilson, Q.C.
Toronto, Ontario

*Honorary directors do not attend meetings of the Board.

(1)	Non-independent (NYSE Rules & CSA Guidelines) and affiliated (Bank Act) — President and CEO

(2)	Non-independent (NYSE Rules & CSA Guidelines) — overall business relationship with the Bank

(3)	Non-independent (NYSE Rules & CSA Guidelines) — prior interlocking corporate relationship with a Bank executive
Scotiabank  2005  Annual  Report      9

Report on Business Lines

2005	Scotiabank delivered solid, consistent financial results, largely because of the diversified and sustainable earnings generated by our three strong business lines.

Domestic Banking
p. 12

International Banking
p. 18

Scotia Capital
p. 24
10      Scotiabank  2005  Annual  Report

2006 and capital management will guide our priorities. In 2006, a particular focus on sustainable revenue growth, acquisitions Domestic Banking $ 1,253 Domestic Banking is the heart of our operations, providing a full range of banking and 2005 Earnings million investing services to more than 6.8 million customers across Canada. We serve our customers face to face (in branches and through specialized mobile sales forces), by telephone and over the Internet through a network of more than 20,000 people, 954 branches, 2,624 automated banking machines, three call centres and four dealer finance centres. Domestic Banking includes three main business segments: Retail Banking provides mortgages, loans, 42%* credit cards and day-to-day banking products and services to individuals and small businesses. Wealth Management offers retail brokerage, mutual funds and private client services. Commercial Banking delivers a full product suite to medium and large businesses. International Banking $ 800 2005 Earnings million Spanning more than 40 countries, International Banking includes Scotiabank’s retail and commercial banking operations outside of Canada. Including subsidiaries and affiliates, more than 22,000 employees worldwide provide a full range of financial services to almost three million customers. International Banking is organized in three 27%* geographic regions: Caribbean and Central America, Latin America and Asia Pacific. With more than a century of international experience and our broad multinational presence, our international scope is unmatched by our domestic competitors and provides a unique growth platform for the future. Scotia Capital 2005 Earnings $ 915 million Scotia Capital is the wholesale banking business of the Scotiabank Group, providing full-service coverage across the NAFTA region, as well as a niche focus in select markets globally. Scotia Capital offers wholesale financial products to corporate, 31%* government and institutional clients. It comprises two highly cohesive divisions: Global Capital Markets and Global Corporate and Investment Banking.

*	Excludes net income for the Other category, which incudes Group Treasury, other smaller operating segments and other corporate adjustments that are not allocated to an operating segment.
Scotiabank  2005  Annual  Report      11

Opportunity is around the corner.
12      Scotiabank  2005  Annual  Report

REPORT  ON  BUSINESS  LINES
Providing  a broad  range  of  banking  products  and  services ...
Domestic Banking — our Canadian consumer, small business, commercial and wealth management operations — remains the solid foundation on which our Bank was built. It continues to deliver strong financial results, high rankings in customer service and market share gains in key products. We attribute this success to our excellent sales and service execution and cost management abilities, innovative borrowing and investing solutions, leadership in database analytics and marketing, and a strong culture of teamwork among our employees.
($ millions) 1,253
1,105
1,059 2003 2004 2005
This business continues to generate the largest share of Scotiabank’s net income. Results included significant growth in Wealth Management, along with continued strong performances in each of Retail, Small Business and Commercial Banking. Credit quality remained strong this year, with provision for credit losses 14% lower than in 2004. Expenses were well controlled — only 2% higher than in 2004.
While the Canadian market is mature and fiercely competitive, we are confident many opportunities remain that will allow us to grow our business further.
DOMESTIC BANKING
Scotiabank  2005  Annual  Report     13

REPORT ON BUSINESS LINES
Scotiabank’s “Find the Money” approach to financial management, combined with innovative, customized financial solutions, is helping customers build financial power they never thought possible.
Thousands of Canadians have attended free “Find the Money” seminars conducted by best-selling author and financial advisor David Bach on Scotiabank’s behalf. Bach’s philosophy on wealth creation aligns perfectly with our objective of helping customers become financially better off.
Opportunity is around the corner.
Scotiabank’s core purpose is to help our customers become financially better off by providing relevant solutions to their unique needs. Domestic Banking’s strategy for growth is to expand this positive customer experience to increase our client base and drive revenue growth. We will do this by continuing to build on our strengths in customer service and execution, working with our business partners across the Scotiabank Group to maximize best practices, referrals and cross-selling opportunities. We plan to expand our investments in new products, alternate sales and delivery channels, technology and marketing, and to investigate new business opportunities and possible acquisitions. As always, we will continue to develop and rely on our great team of people.
     Retail and Small Business Banking’s focus is on growing business with mid-market investors and small business clients, as well as building on our strengths in mortgages, revolving credit and indirect lending. Wealth Management, an increasingly important driver of Scotiabank’s growth, has opportunities to capture a greater share of current clients’ business, while building a larger customer base. In Commercial Banking, we have been working to redefine and refocus our business, with an emphasis on delivering cost effective and client-valued financial solutions.
     In all of these areas, we will retain and grow the business we have with our current customers, acquire new customers and focus on making strategic acquisitions to expand our customer base.
2005 Achievements
Retail Banking recorded strong growth in 2005, particularly in consumer lending. This year, we opened our one millionth ScotiaLine line of credit account, and experienced continued strong demand for mortgages. And our mortgage retention rate is extremely high – more than 90% over the past two years. Our Scotia Total EquityTM Plan (STEP), an innovative borrowing plan that uses home equity as collateral, continues to be an enormous success, exceeding $54 billion in outstandings. In fact, STEP customers are our most satisfied, loyal and most profitable customers. Our success in consumer lending can be seen in the strength of our customers’ borrowing share of wallet, which shows how much of our customers’ borrowing business we hold.
Share of wallet – borrowing*
(% of dollars)
*Over a 12-month period to Sept. 2005
Customer satisfaction and loyalty have also continued to improve. We strengthened and deepened our relationship with key retail segments by increasing the number of products and services they hold with us. Through our Total View process that provides our customers and the Bank with a holistic view of their financial holdings, we have identified over $100 billion in financial holdings with our competitors. This information provides us with a tremendous opportunity to help our customers consolidate their financial needs within the Scotiabank Group.
14     Scotiabank 2005 Annual Report

DOMESTIC BANKING
     Our “Find the Money” campaign, launched in fall 2004, also continues to be a great success. As part of the campaign, thousands of Canadians have attended free seminars conducted by David Bach, best-selling author and special financial advisor to Scotiabank, to learn simple ways to “find the money” and then use it to invest or pay off debt.
     In Wealth Management, we continue to achieve double-digit growth in assets under administration and management. Scotia Partners Portfolios, four diversified portfolios of third-party mutual funds, topped $1 billion in assets in April, with full year net sales up 125% from last year. In June, we launched the Scotia Vision Funds, eight diversified mutual funds that automatically become more conservative over time to meet clients’ goals and time horizons. We also launched the Scotia Diversified Monthly Income Fund, which provides investors with regular monthly income and some capital appreciation. These new products position us well for new growth in mutual fund sales. In addition, we have launched an innovative GIC solution, the Ultimate Laddered GIC, to help customers maximize their fixed income returns. This product, together with our comprehensive suite of term deposits, drove significant, industry-leading growth in our term deposit market share. Year over year, our retail and small business deposit base grew $4.4 billion.
Wealth Management assets under administration/ management
($ billions)
We are working to achieve primary advisor status with our wealth management clients.
A key part of this effort is a financial plan. Clients with a financial plan developed by a Scotiabank Group advisor are almost twice as loyal, and place a greater share of their business with us.
     ScotiaMcLeod — our full-service brokerage — experienced tremendous growth, particularly in fee-based assets, which grew 34% in 2005. The advisor sales force now stands at 829. Our longer-term goal is to increase this sales force to 1,000 over the next few years.
     ScotiaMcLeod Direct Investing increased its market share, customer satisfaction and loyalty, a direct result of efforts to partner with the retail branch network, Scotia Private Client Group and other areas of the Bank.
     Within our Scotia Private Client Group, 86% of the longer-term mutual funds assets managed by Scotia Cassels were ranked in the top two quartiles for one-year returns as reported by Morningstar Canada, an independent fund research firm. For Scotiatrust, revenue growth in Executor Assistance services increased 73% through strong collaboration with the Retail Bank and ScotiaMcLeod. Our private client group received over $900 million in referral business from Commercial Banking.
     In Commercial Banking, this was a year of building. We are redefining and refocusing our business to better deliver tailored customer solutions by segmenting our clients into three distinct groups, based on the complexity of their needs. The goal is to match the best and most appropriate banker to every client. As part of this new sales and service delivery structure, we are creating a network of six business support centres that will assist our relationship managers in providing efficient and consistently excellent service. Employees are also being provided with new relationship and risk management tools. This new structure will help drive revenue growth, strengthen client relationships, improve
Scotiabank 2005 Annual Report    15

REPORT ON BUSINESS LINES
our share of their business, and support satisfaction and teamwork across business lines.
     We continue to co-ordinate our delivery channels to provide excellent and consistent service, no matter how our customers choose to deal with us. Nearly 90% of retail customer transactions now occur electronically. Scotia OnLine transactions have increased more than 30% this year. And our electronic networks consistently earn customer satisfaction ratings above 92%.
Scotiabank offers a full range of business banking products and services to large and mid-sized businesses to help them realize their potential.
We are redefining and refocusing our commercial banking business to better deliver customer solutions, based on the complexity of each customer’s needs. Our goal is to match the best and most appropriate banker to every client.
Scotia OnLine transactions
(millions)
     This year, Scotiabank’s call centres were recognized by Service Quality Measurement Group Inc. (SQM) for delivering the highest customer sales experience and for achieving the highest employee satisfaction among call centres in the banking industry. The Bank also received Global Finance’s award for Best Online Securities Research. In an independent survey, we were also rated the top bank for commercial automotive financing, automotive wholesale lease financing and automotive dealer account management.
2006 Priorities
     Priorities for the Domestic Bank in 2006 include growing our business with the existing customer base, expanding market share by acquiring new customers, and making strategic alliances and acquisitions to increase revenues.
Growing the existing customer base
One of our main goals in the coming year will be to focus on creating tailored financial plans for key customer segments. The development of a financial plan has proved to be a critical tool to increase loyalty and share of wallet among both new and current clients.
     To this end, we have created new tools to help branch financial advisors and Scotiabank Group financial consultants analyze customers’ current portfolios – including investable assets held with other financial institutions – and create plans for them.
     Our priority is to increase our share of the investment market, with a particular emphasis on selling mutual funds and longer-term investments. To support this, we launched our largest-ever investment skills training program for our branch-based financial advisors. We will also continue to develop and offer innovative borrowing solutions.
     We will continue to explore opportunities to expand our marketing initiatives to multiple channels. For example, we were the first Canadian bank to use automated banking machines as a sales channel. In 2006, we also expect to deliver 10 million e-marketing messages.
     In Commercial Banking, we will begin to leverage our investment in the new business model. We will be better able to develop full product solutions for customers with the help of dedicated specialized professionals. Our new analytical tools will allow us to identify our best opportunities for growth and price them more accurately to achieve overall revenue growth.
Expanding market share by acquiring new customers
In 2006, we are planning to add over 200 sales officers throughout our branch network in high growth markets. We also plan to open 20 branches in high-priority, high-growth
16   Scotiabank 2005 Annual Report

DOMESTIC BANKING
markets to attract new customers. This is in addition to the 10 branches we obtained by acquiring the Canadian operations of NBG Bank, a wholly owned subsidiary of the National Bank of Greece S.A., as announced on November 8, 2005. We will increase our advertising spending and continue our successful “Find the Money” program.
     To grow revenues and further expand the customer base, we are launching a new initiative offering mortgages to the near-prime market. This growing market segment is estimated at over $20 billion in annual originations and is very profitable. The near-prime initiative will be run as a distinct business and brand, and the portfolio will be fully insured against the risk of default. A pilot launch is scheduled for early 2006.
     In indirect lending, we will complement our highly successful existing relationships with new exclusive or semi-exclusive retail finance programs with leading auto manufacturers.
     We will be revitalizing our Small Business offering, including enhancements to product pricing and policies, and the construction of new sales tools and online resources to help employees serve their customers better.
     Mutual fund growth will be a major goal for Wealth Management in 2006. Increased sales capacity and investment focus in our retail branches will be combined with a product strategy that emphasizes packaged “fund of funds” solutions, including thirdparty fund options.
     A key strategy for Wealth Management in 2006 will be capturing “primary advisor” status with new and current customers. The referral process is being streamlined by making the Scotiabank Group financial consultant the single point of contact for referrals from the Retail Bank, with an emphasis on development of financial plans to increase loyalty and share of wallet.
     We will continue to work across business lines to refer customers and ensure we are serving our customers’ full financial needs. For example, ScotiaMcLeod International offices are focusing on serving the wealth management needs of high net worth clients in Mexico, Latin America and the Caribbean.
     Commercial Banking will focus on improving market share, particularly in the smaller end of the mid-market, and deepening our current client base through new third-party solutions and alliances.
     Scotiabank will also continue to support domestic growth through targeted acquisitions and strategic alliances with organizations such as auto manufacturers, professional associations and farm suppliers. Where our current base of customers is small, strategic acquisitions may help us grow more quickly. We are looking for strategic acquisitions that will allow us to reach out to more customers and, ultimately, create more growth opportunities.
Our goal is to provide customers with excellent service, no matter what the channel.
Nearly 90% of retail customer transactions now occur electronically. Our electronic networks consistently earn very high customer satisfaction ratings.
Summary
Domestic Banking continued to perform strongly in 2005. We are confident that by building on our solid foundation and focusing on new opportunities to generate revenue growth, our Canadian business lines will continue to prosper.
Scotiabank 2005 Annual Report    17

Opportunity is around the world.
18    Scotiabank 2005 Annual Report

REPORT ON BUSINESS LINES
Building the best Canadian-based
international financial services company...
Scotiabank is, increasingly, an international bank. Some of our greatest growth opportunities exist outside of Canada. In fiscal 2005, International Banking accounted for 27% (or $800 million) of the Bank’s net income, compared to 19% in 1999. This growing contribution to our overall earnings underlines the long-term potential of International Banking.
Scotiabank has always looked beyond Canada’s borders for new opportunities: our first branch outside of Canada opened in Kingston, Jamaica, in 1889. Today, our retail and commercial operations span more than 40 countries, and the scale, diversity and expertise of our global network are widely recognized as a distinction that sets us apart from the other major Canadian banks and positions us well to build sustainable growth.
International Banking net income
($ millions)
Scotiabank is the leading provider of financial services in the Caribbean – a presence that is further expanded through our 35-year affiliation with Maduro & Curiel’s Bank of the Netherlands Antilles and Aruba. We are active in the Latin American market through subsidiaries in Mexico, Costa Rica, El Salvador and Chile, as well as affiliates in Peru and Venezuela. We also have a broad Asian network, including well-established bases in the fast-growing economies of China and India.
Our global growth strategy has three main components: organic growth, acquisitions and efficiencies.
INTERNATIONAL BANKING

Scotiabank 2005 Annual Report 19

Scotiabank Inverlat has a strong share of the mortgage and auto finance markets.
Mexico has the most youthful population in North America – a demographic that appeals to Scotiabank, since younger people tend to consume and borrow more.
REPORT ON BUSINESS LINES
Opportunity is around the world.
Latin America – vital statistics

	Total Branches & Offices	Staff	ABMs

Latin America*	651	11,266	1,324
Mexico	444	6,960	1,046
Chile	57	1,187	115
Venezuela	116	2,142	137
Peru	31	962	26

*	6 countries including subsidiaries and affiliates
Mexico
Our greatest opportunity for international growth currently exists in Mexico, where our subsidiary, Scotiabank Inverlat, contributed $348 million to International Banking’s results this year. The Mexican market is still developing and expanding rapidly, and there is also a substantial youthful demographic who need a broad range of financial services.
     Scotiabank Inverlat has 444 branches and offices, a network of 1,046 ABMs, more than 1.3 million customers, and a strong share of the mortgage and automotive financing markets.
Caribbean and Central America
We have 366 branches and offices, 775 ABMs and a large customer base in the Caribbean and Central America, where we operate in 25 countries. We have particularly strong, long-established franchises in Jamaica, Trinidad and Tobago, the Bahamas and Barbados. Thanks to acquisitions in the Dominican Republic and El Salvador, we now have significantly increased operations in these countries.
     In fact, Central America and the Spanish-speaking Caribbean – particularly El Salvador, Costa Rica, Panama, the Dominican Republic and Puerto Rico – represent a tremendous growth opportunity for us, given their large, young populations whose need for financial services is increasing.
     Our goal is to leverage Scotiabank’s established capabilities to reinforce and further expand our reputation for strength, stability and outstanding customer service throughout the region.
Latin America
Our holdings in Latin America include Scotiabank Sud Americano in Chile, and affiliates in Peru and Venezuela. In Chile, we operate 57 branches and offices and a network of 115 ABMs in a relatively mature, competitive market. There are opportunities in these markets to increase our share with more aggressive advertising and marketing, especially in credit cards.
Asia Pacific
In Asia Pacific, we operate 24 branches and offices in nine countries, with China, India, Malaysia, Thailand and Taiwan showing the greatest potential for growth. Our business in these countries is primarily focused on commercial banking and trade finance, with some wholesale banking.

20 Scotiabank 2005 Annual Report

INTERNATIONAL BANKING
Caribbean & Central America – vital statistics

	Total Branches & Offices	Staff	ABMs

Caribbean & Central America*	366	10,049	775
Dominican Republic	55	1,088	74
Jamaica	45	1,469	156
Trinidad and Tobago	25	904	67
Bahamas	21	555	54

*	25 countries including subsidiaries and affiliates
     Our primary challenge is to expand our presence in this highly competitive market, particularly by establishing a meaningful retail operation. Although China and India have significant regulatory and foreign ownership restrictions, we will continue to look actively for appropriate acquisitions. There is a large, growing population in many of these markets with expanding needs for banking services.
With the acquisition of BanCo, we tripled our presence in El Salvador and are now the fourth-largest bank in the country.
A major media campaign and rebranding – captured in these photos, courtesy of the daily newspaper El Diario de Hoy – introduced Salvadoreans to the significantly expanded Scotiabank El Salvador.
Today, we offer customers an extensive range of retail, commercial and corporate banking services through 67 branches across the country.
2005 Achievements
Scotiabank’s international reach continued to grow this year. Scotiabank’s US$181 million acquisition of Banco de Comercio (BanCo) in El Salvador in May gave us majority ownership of the country’s fourth-largest bank, with $1.9 billion in assets and a consolidated market share of 19 per cent. All BanCo branches were rebranded as Scotiabank. Additionally, Scotiabank de Puerto Rico acquired Pan American Financial, a mortgage company which has been active in Puerto Rico since 1997.
     Early in fiscal 2005, we opened a new representative office in Shanghai, the financial hub of China, positioning us to explore new business opportunities in this rapidly growing economy. Scotiabank was also approved as a foreign institutional investor by regulators in India, permitting the Bank to invest in local Indian securities.
     Around the globe, we continued to improve the products and services we offer to our customers. Income from retail loans and deposits was significantly higher in the Caribbean, Mexico and Chile. Credit cards are an important element of our retail strategy, and so Scotiabank Inverlat renewed its agreement with Fiesta, the leading loyalty program in Mexico, and issued a co-branded credit card.
     We continued to expand our delivery network, opening 16 branches in Mexico and expanding our Internet banking, which is now in nine Caribbean countries.
     Our ScotiaGlobe systems platform now supports almost all the countries in the Caribbean and Central America Region. Despite the different languages, currencies, products and services offered in each country, the system is able to support customer, product and account administration, branch sales, customer relationship management, forms-free teller processing and self-service banking.
     Scotiabank received a number of important international awards this year. Latin Finance recognized Scotiabank’s achievements in 2005 by giving us three “Bank of the Year” awards for our operations in Mexico, Jamaica and the Caribbean. Scotiabank Inverlat was named one of the 50 best companies to work for in Mexico by The Great

Scotiabank 2005 Annual Report 21

The Caribbean and Central America offer growth opportunities in the sale of insurance products.
Leveraging capabilities developed in Jamaica and Trinidad, we are focusing on offering a variety of creditor, disability and wealth insurance products in other countries throughout the region.
REPORT ON BUSINESS LINES
Place to Work Institute, reflecting our efforts to become an employer of choice globally. We were also recognized as one of the top 20 employers in Jamaica in a survey conducted by the Jamaica Employers’ Federation and the University of the West Indies.
2006 Priorities
Organic growth
Organic growth involves retaining and deepening relationships with current customers as well as acquiring new ones, and continuing to implement our sales disciplines and culture across our network.
     We plan to obtain new customers by expanding our sales network, increasing our spending on advertising, particularly in Spanish-speaking markets, and leveraging our strengths in database marketing across the divisions.
     In Mexico, Scotiabank Inverlat is continuing to use specialized sales forces (for example, in auto finance and mortgages), and adding 20 to 30 branches to our network each year in prime urban growth areas.
     Growth in the English-speaking Caribbean will be challenging, because of the maturity and competitiveness of these markets. Nevertheless, we believe growth is possible by continuing to build deeper relationships with our customers – in part by offering them more complementary services, such as insurance and wealth management.
     In Chile, we continue to seek new customers and improve the profitability of existing relationships through marketing, external sales forces and cross-selling, including installation of a new customer management information system.
     Through the Bank’s new Global Transaction Banking unit, we believe we can achieve a competitive advantage by bringing together our capabilities in global payments, trade finance and cash management to meet the needs of our multinational customers.
Acquisitions
We are actively seeking international acquisitions as part of our global growth strategy. More than 40% of International Banking’s 2005 earnings were generated by acquisitions made since 1999.

22 Scotiabank 2005 Annual Report

INTERNATIONAL BANKING
     Our primary acquisition focus is on markets where we have a presence, especially the Caribbean, Central America and Latin America, with a secondary focus on Asia, given its long-term potential. However, opportunities vary from market to market and, in some cases, particularly in Asia, they are limited by foreign ownership restrictions.
     We are also increasing revenues by expanding into complementary businesses, such as insurance and wealth management, in areas where we already have a large, well-developed customer base. In wealth management, we are looking to expand our ScotiaMcLeod International branch in Mexico, and add new locations in Chile, Barbados, Trinidad, Jamaica and the Bahamas.
Increasing efficiency
Our International Shared Services initiative, which lowers overall costs by delivering economies of scale, and frees up more employees to focus on revenue growth through sales and customer service, will be continually improved, taking advantage of our Canadian experience with shared services. We also plan a number of major technology initiatives to improve efficiency and support growth in Internet banking and business banking, call centres and voice and data capacity.
We continue to improve the efficiency ratios of acquired operations. For example, Scotiabank Inverlat’s productivity ratio has improved steadily over the past five years and is now approaching the all-Bank target of below 58%. This has been achieved through rapid revenue growth, while costs have been well controlled.
Scotiabank Inverlat
productivity ratio
(%)
Summary
International Banking continues to play an important role in Scotiabank’s success. Our goal is to create a truly global organization that enables each country where we operate to meet local market needs by drawing on our breadth of common expertise and best practices.
Asia continues to offer long-term potential.
To further tap the potential of the Chinese market, we opened another representative office — in Shanghai — in 2005.

Scotiabank 2005 Annual Report 23

Opportunity grows with relationships.

24 Scotiabank 2005 Annual Report

REPORT ON BUSINESS LINES
Delivering consistent, strong returns on shareholder capital...
Scotia Capital, the Bank’s corporate and investment banking division, had record results for the second consecutive year. Our net income has more than doubled since 2002, and we exceeded our primary objective of achieving a good return on shareholder capital.
Our improved returns are the result of changes we implemented in our business mix over the last several years, which have significantly transformed our business. We have achieved a better balance between lending and non-lending services, lowered loan losses, increased cross-sales of derivatives, fixed income and other products, and improved client profitability.
Scotia Capital net income
($ millions)
Great relationships are how this business grows. However, producing sustainable revenue growth — our second objective — continues to be a challenge, as clients turn to alternative sources of capital. To counter this, we are focusing on organic growth among current priority clients and selling additional products and services to them. We will also look to growth opportunities and growth through acquisitions in selected industries — particularly mining and energy, where we are looking to build global expertise.
Scotia Capital’s businesses are in two key geographies: our NAFTA platform (Canada, the United States and Mexico) and Europe. Our objective is to expand business across the Scotia Capital regions, while also taking advantage of opportunities in Asia.
SCOTIA CAPITAL

Scotiabank 2005 Annual Report 25

REPORT ON BUSINESS LINES
Opportunity grows with relationships.
Canada
In Canada, our objective is to build deeper and more profitable relationships with the corporate and government clients we serve, particularly our 260 highest-value, multi-product clients. We have extensive capabilities, offering the full suite of wholesale products and services.
United States
In the United States, Scotia Capital is a leading syndicated lender, primarily to Fortune 1000 clients, with increasing cross-sell of select capital markets products, such as fixed income, derivatives and foreign exchange.
     We achieved our primary objective, which was to be a top quartile manager of credit risk, and we expect that this will continue in 2006. We did not have to make provisions for any of our core clients, and we recorded a net recovery of loan losses in our portfolio. We also achieved a divisional return on economic equity that was well above our target.
Mexico
Mexico Wholesale is a full-service wholesale bank within Scotiabank Inverlat, targeting corporate, government and institutional investor clients operating in the Mexican market. Our relationship managers specialize in 10 different industry sectors and focus on providing solutions to clients, with increased emphasis on cross-selling local products and services, as well as the NAFTA-wide capabilities of Scotia Capital.
Europe
In Europe, our strategy is to be a top-tier destination for expertise in several specialized areas — in particular, shipping — and in serving European clients with interests in the Americas and vice-versa. We measure success on the basis of return, top-tier management of credit and the extent of our cross-selling accomplishments. We recently exited a number of low-return relationships and rationalized our cost structure.
     Beyond these key markets, Scotia Capital focuses on meeting the highly complex needs of investor clients worldwide, and on providing specialist support by structuring, marketing and trading capital-efficient products, such as derivatives, fixed income and foreign exchange, to corporate and government clients. This includes ScotiaMocatta, which provides us with a market-leading global platform in precious metals, as well as institutional equity sales, trading and research.
     Scotia Capital maintained high asset quality during the year by adhering to stringent lending guidelines and continuing to improve management information systems. We also generated revenue growth with new products and services, such as prime brokerage, which helped us develop new relationships with select Canadian and U.S. hedge funds.
ScotiaMocatta is a global leader in precious metals trading and finance.
ScotiaMocatta serves the needs of a diverse client base of producers and consumers of bullion, from gold mining companies to central banks.
2005 Achievements
Reflecting our overall success, Scotia Capital was named Best Investment Bank in Canada for 2005, for the second consecutive year, by Global Finance magazine.
     One of our most significant initiatives during 2005 was the purchase of Calgary-based Waterous & Co., and the subsequent formation of Scotia Waterous, a new force in the energy

26 Scotiabank 2005 Annual Report

SCOTIA CAPITAL
industry. This partnership gives us an excellent opportunity to broaden our client base, expand our presence and continue to build on our knowledge in the global oil and gas industry.
     This year, we took a major step by beginning to integrate the Mexican wholesale business of Scotiabank Inverlat with our U.S. and Canadian operations. In September, we launched the Scotia Capital brand to Mexican clients and media. Mexico Wholesale gives us a NAFTA platform that none of our competitors can match. Although it may be several years before the impact of this initiative is fully felt, we believe it will eventually make a significant contribution to our business, and we are excited by the potential it offers. In a recent example, Scotia Capital acted as the financial advisor to Mexico’s Grupo Comercial Chedraui on its purchase of 30 retail stores from France’s Carrefour Group – one of the largest merger-and-acquisition deals of the year in Mexico.
     We strengthened the U.S. business by deepening our relationships with existing clients through cross-selling, as well as adding new clients. In one of our most notable deals during 2005, we leveraged a 30-year relationship to take on the roles of sole lead arranger on National Rural Co-operative’s US$1.3 billion financing, and co-documentation agent on a nearly US$2 billion loan. We were also lead arranger for Columbus Communications in two multi-country transactions where the client acquired cable and fibre assets in the Caribbean, Central America and South America.
     We participated in a number of other major deals during 2005. In the largest leveraged buyout transaction in Canadian history, Scotia Capital acted as exclusive financial advisor to Kohlberg Kravis Roberts and Co. on its $3.2 billion purchase of Masonite International Corporation. We also acted as Yellow Pages Group’s lead arranger and sole bookrunner for $3 billion in credit facilities. The funds were used to finance their $2.6 billion acquisition of the SuperPages brand of Advertising Directory Solutions Holdings Inc. and to refinance existing debt. Furthermore, we acted as Yellow Pages’ co-bookrunner for both a $1.4 billion treasury offering of trust units via subscription receipts, as well as an $800 million medium-term notes offering as part of the client’s refinancing plan in relation to the acquisition. And Scotia Waterous acted as financial co-advisor to Unocal Corporation on the sale of Northrock Resources Ltd. for US$1.8 billion.
     We continued to develop high-margin targeted products in 2005. As part of the first Canadian dollar foreign corporate private placement done in Canada, Scotia Capital led a $600 million debt issuance for Bear Stearns.
     The foreign exchange team made significant gains, tying as the market leader in a third-party market share ranking. As well, Global Finance magazine named Scotia Capital Best Foreign Exchange Bank in Canada for the second consecutive year.
     The Corporate Derivatives team received several number one rankings in a third-party market survey this year – on the quality index, for overall market penetration, for creative ideas/structuring, best advice on overall balance sheet management and as lead dealer. In another third-party market survey, Scotia Capital tied for first place on overall quality for combined institutional equity sales, trading and research among all institutions.
     We reviewed our back and middle-office operations to realize efficiencies, and centralized a number of processes in London and New York to reduce costs.
Scotia Waterous is a global leader in oil and gas mergers and acquisitions.
Together with Scotia Capital, Scotia Waterous offers clients a complete and seamless solution for oil and gas M&A advice and financing.

Scotiabank 2005 Annual Report 27

Scotia Capital is uniquely positioned to provide clients with first-rate risk products, backed up by best-in-class execution.
Our risk management professionals are the Canadian market leaders in creative engineering of derivative products. They’re the only Canadian derivatives team to provide credit, equity and interest rate risk management products under one roof.
REPORT ON BUSINESS LINES
2006 Priorities
In 2006, our high-level objectives remain the same: to consistently deliver a good return on shareholder capital and sustainable growth in revenue, with careful attention to balancing risk with potential rewards.
     In Canada, our objective for 2006 is to be in the top three ranked companies in all of our product areas, and to continue to grow by launching new initiatives, such as products targeting alternative asset managers. Cross-selling to our current clients will also be a key factor in revenue growth – especially from our new Scotia Waterous platform. Overall, we will continue to maintain credit quality by adhering to stringent lending guidelines and fully implementing new internal ratings enhancement rules.
     In the U.S., we will implement an initiative to enhance internal risk ratings, and roll out more decision support tools, such as Moody’s Risk Advisor. We will continue to grow revenues by deepening ongoing client relationships, cross-selling our NAFTA capabilities and leveraging the Scotia Waterous platform.
     Another objective is to increase revenues by expanding cross-sales of products to existing clients, and by broadening our capabilities in specific markets with select traditional products, such as fixed income. As in Scotia Capital’s other business lines, we are planning to target growing client segments, such as alternative asset managers, with new, high-margin products, as well as growing our hedge fund of funds business.
     We have been studying business opportunities in the hedge fund industry, the fastest-growing segment of institutional investing, and have developed plans to double our current share of revenue earned from hedge fund clients within the next year.
     As it integrates with Scotia Capital, Mexico Wholesale will strengthen and profitably grow its current abilities in lending, fixed income and derivatives, and will develop new capabilities in other areas such as equities, real estate income trusts (REITs) and structured products.
     Overall, we will continue to closely manage operational risk, including implementing new methodologies associated with credit derivative products and counterparty risk. And we will continue to search for efficiencies in operations by consolidating global platforms.
     In collaboration with International Banking, we plan to commit more resources to broaden and strengthen our activities in Asia, given the long-term growth prospects in that region.
     We will continue to look for further acquisitions that will generate revenue growth, enhance our product capabilities and complement our existing strategies.
Summary
Scotia Capital has successfully repositioned its business and is now moving confidently forward with a number of revenue growth initiatives across products, clients and geographies. In doing so, however, we will not compromise return or risk.

28 Scotiabank 2005 Annual Report

Working together to turn opportunity into success.
EMPLOYEES
At the Scotiabank Group, organizational success and employee success go hand in hand.
It is our employees who build relationships with customers, who identify the opportunities – both large and small –that ensure we continue to grow and improve as an organization, and who give generously of their time and money to support the communities in which we live and work.
Scotiabank, in turn, ensures that employees around the world have the opportunity to realize their potential and enjoy truly rewarding careers. We work together with them to develop their skills and knowledge through continuous and targeted learning. We recognize and reward their performances with opportunities to advance, develop new skills, assume new challenges, embark on new career paths and benefit from new experiences.
Our employees are committed to the organization and are proud of our reputation as a successful company and the quality of the products and services we provide. Internal employee surveys conducted this past year indicated that Scotiabank employees are generally more highly engaged than employees elsewhere. While 83% expressed overall satisfaction with their work environments, our diversity index – which measures perceptions of fairness, respect and management sensitivity to work-life balance issues – is a strong 85%.

Scotiabank 2005 Annual Report 29

Working together provides us with a world of opportunity.
EMPLOYEES
Working together to turn opportunity into success.
Being a top employer helps Scotiabank cultivate an engaged workforce to the benefit of all our stakeholders. Scotiabank was named one of the 50 Best Employers in Canada in The Globe and Mail Report on Business Magazine, recognized as one of the top 20 employers in Jamaica in a study by the Jamaica Employers’ Federation and the University of the West Indies, and named one of the 50 best companies to work for in Mexico by The Great Place to Work Institute, a U.S. research consultancy.
     Scotiabank also ranked among Training magazine’s top 100 training organizations in the world for the second year in a row. The Employee Assistance Society of North America also recognized our strong Employee Assistance Program by presenting us with its Corporate Award of Excellence.
     To ensure we are positioned for success, we make the identification and development of future leaders a key priority. We use an innovative approach to leadership development that balances formal, informal, internal and external support – as well as experience-based learning and cross-collaboration throughout the organization. Through our Advancement of Women initiative, we continue to develop networks and mentoring programs, and increase external awareness of women in leadership roles at Scotiabank. In October, we launched an internal Advancement of Women website that houses up-to-date information on the initiative, webcasts of interviews with female senior executives, and mentoring resources for all employees.
     Scotiabank employees generously donate their time and money to worthwhile causes in their own communities and others around the world. Scotiabankers have done everything from shaving their heads, running marathons and cycling miles to baking cookies, losing weight and building houses, all to help those in need. We partner with our employees who demonstrate such enthusiasm and effort in making a difference by matching the funds they raise and making donations to organizations where they regularly volunteer.
     Reflecting our commitment to leadership in corporate social responsibility, we rank among Canada’s largest corporate donors – and in 2005, we increased our donations and sponsorships substantially. We gave more than $40 million to help people and communities around the world. Most of our giving is focused in the areas of health, education, social services, and arts and culture. We also provide relief funds when disasters occur – for example, the December 2004 tsunami in southeast Asia, and hurricane Katrina in the southern United States this fall.
    For more information, please see our Public Accountability Statement/Corporate Social Responsibility Report, available at www.scotiabank.com.

30 Scotiabank 2005 Annual Reports

Management’s Discussion and Analysis

Overview
32 Financial Results
32 Strong Shareholder Returns
33 Impact of Foreign Currency Translation
33 Non-GAAP Measures
Group Financial Performance
34 Total Revenue
34 Net Interest Income
36 Other Income
38 Non-Interest Expenses
38 Taxes
38 Non-Controlling Interest
40 Credit Quality
42 Fourth Quarter Results
42 Summary of Quarterly Results
Group Financial Condition
43 Assets and Liabilities
44 Capital Management
48 Off-Balance Sheet Arrangements
50 Financial Instruments
Business Lines
51 Overview
52 Domestic Banking
54 International Banking
56 Scotia Capital
58 Other
Risk Management
59 Overview
61 Credit Risk
63 Market Risk
67 Liquidity Risk
69 Operational Risk
69 Reputational Risk
70 Environmental Risk
Controls and Accounting Policies
71 Controls and Procedures
71 Critical Accounting Estimates
74 Changes in Accounting Policies
75 Related Party Transactions
Supplementary Data
76 Credit Risk
81 Capital
82 Other Information
84 11-Year Statistical Review
Forward-Looking Statements
This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.These statements include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate.The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements.These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counter-parties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing.A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results,businesses,financial condition or liquidity.These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 59 of the Management’s Discussion & Analysis.
     The Bank cautions that the foregoing list of important factors is not exhaustive.When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events.The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.
     The “Outlook” sections that follow in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
December 19, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
Overview
Financial results
Scotiabank achieved record results in 2005 and exceeded all of its financial targets. Credit quality continued to improve, and retail asset growth was robust for the third consecutive year. These were partly offset by lower interest margins in Canada, and the negative impact of foreign currency translation.
     Earnings per share (diluted) were $3.15, up 12% from $2.82 in 2004. Net income available to common shareholders was a record $3,184 million, $292 million or 10% higher than last year. This strong performance boosted return on equity to 20.9%, its highest level in eight years.
     Total revenues rose 4% year over year. Net interest income was up 3%, as we continued to see very strong retail loan growth, both domestically and in the international portfolio. This growth was partly offset by the negative effect of foreign currency translation, a decline in the overall net interest margin, and a reduction in corporate loan volumes. Other income grew 5% this year, as increases in retail fees and record trading revenues were partly offset by a decrease in credit fees and lower gains on the sale of investment securities.
     Credit quality in the corporate loan portfolio continued to strengthen, as new impaired loan formations declined year over year. The total provision for credit losses fell $160 million from last year.
     Expenses were up 3% from last year, tempered by the effect of foreign currency translation. Much of the increase was caused by growth in business volumes, as well as higher benefit costs, performance-based compensation and marketing expenditures. Our productivity ratio, at 56.3%, continues to lead the industry. The ratio improved slightly year over year, despite the impact of foreign currency translation and targeted spending initiatives.
     The overall tax rate was 20.5%, down marginally from last year.
     Our capital position remains strong, as we continue to generate significant capital from operations. Our Tier 1 capital ratio, at 11.1%, remains among the highest of the major Canadian banks. Our tangible common equity ratio, a key measure of capital strength, was 9.3%, the strongest among the major Canadian banks by a wide margin.
Strong shareholder returns
Our solid financial performance continues to drive strong shareholder returns. Total return (including both dividends and the appreciation of the price of the Bank’s common shares) was 12% in 2005. Shareholders have had positive annual returns from the Bank’s shares for 11 consecutive years, the best record among Canada’s major banks.
     This performance has been driven by our continued focus on achieving sustainable earnings growth and a high return on equity, and has resulted in excellent long-term returns to shareholders. The five-year compound annual return on the Bank’s shares has averaged 18%, and 23% over the past 10 years. We continue to outperform the S&P/TSX Composite Total Return Index by a wide margin.
     Shareholders also received two quarterly dividend increases during the year. Dividends per share totaled $1.32, an increase of 20% from 2004.
Total Shareholder Return

For the year ended October 31	2005	2004	2003	2002	2001	5-yr CAGR(1)

Closing market price per common share ($)	42.99	39.60	32.74	22.94	21.93	14.6%
Dividends paid ($ per share)	1.32	1.10	0.84	0.73	0.62	21.4%
Dividends paid (%)	3.3	3.4	3.7	3.2	2.9
Increase in share price (%)	8.6	21.0	42.7	4.6	0.8
Total annual shareholder return (%) (2)	12.1	24.7	46.8	7.8	3.7	18.1%

(1)	Compound annual growth rate (CAGR)

(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.
32      Scotiabank 2005 Annual Report

OVERVIEW
Impact of foreign currency translation
The movement in foreign currency exchange rates continued to have a negative effect on the Bank’s earnings in 2005, although to a lesser extent than last year. The Canadian dollar appreciated 8% relative to the U.S. dollar, and 5% against the Mexican peso. The dollar also strengthened against the Jamaican dollar and many other currencies in which the Bank conducts its business.
     Changes in the average exchange rates affected net income as shown in the following table:

Average exchange rate	2005	2004	2003

U.S. dollar/Canadian dollar	0.8217	0.7586	0.6936
Mexican peso/Canadian dollar	9.0523	8.5968	7.3388

Impact on income ($ millions)	2005 vs. 2004	2004 vs. 2003

Net interest income	$(164)	$(321)
Other income	(123)	(212)
Non-interest expenses	95	227
Other items (net of tax)	47	96

Net income	$(145)	$(210)
Earnings per share (diluted)	$(0.14)	$(0.21)

     We will continue to take appropriate action to mitigate the effect of foreign currency translation where it is cost-effective to do so. A description of our hedging strategies can be found on page 65.
Non-GAAP measures
The Bank, like many banks, analyzes revenues, net interest margin and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up the tax-exempt income earned on certain securities and recorded in the financial statements on a GAAP basis, to an equivalent before-tax basis. The corresponding offset is made in the provision for income taxes. Management uses this form of reporting internally, and believes that this basis for presentation provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in certain measures that are different from comparable GAAP measures, and may not be the same as measures provided by other companies. The amount of the taxable equivalent adjustment was $326 million in 2005, compared to $274 million last year.
Scotiabank 2005 Annual Report      33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Group Financial Performance
Total revenue
Total revenue (on a taxable equivalent basis) was $10,726 million in 2005, an increase of $431 million or 4% from the prior year. Before the impact of foreign currency translation, the Bank’s revenues grew by $718 million or 7%. Growth was broad based, with higher results from Domestic Banking, record trading revenues, strong results in International Banking and contributions from acquisitions made in 2005. This was partially offset by lower corporate banking revenues and the negative effect of foreign currency translation, as the Canadian dollar continued to appreciate against most currencies in the countries in which the Bank operates.
Net interest income
Net interest income on a taxable equivalent basis was $6,197 million in 2005, up $222 million or 4% over last year, despite the negative impact of $164 million due to foreign currency translation. Underlying net interest income rose by $386 million or 6%.
     The Bank’s interest margin (net interest income as a percentage of average assets) was 2.00% in 2005, a decrease of 10 basis points from the previous year. This was due primarily to a decline in the Canadian currency interest margin.
     Canadian currency net interest income was $3,654 million in 2005, an increase of $134 million or 4% from the prior year.1 This was largely driven by another strong year of deposit and retail lending growth, both in residential mortgages and personal loans, resulting in a substantial rise of 14% in average retail asset balances. These increases were partly offset by a compression in the interest margin caused by several factors, including customer preference for lower-yielding variable-rate mortgages, a low level of interest rates and a flattening of the yield curve. As well, retail asset growth exceeded retail deposit growth, with the difference being funded by more expensive wholesale deposits.
     Foreign currency net interest income was $2,543 million this year, $88 million above 2004, despite a $164 million negative impact due to foreign currency translation. Underlying net interest income rose by $252 million or 10%. This increase was largely from strong asset growth in International Banking, particularly Scotiabank Inverlat in Mexico, as well as the Caribbean and Central America. The acquisition of Banco de Comercio in El Salvador contributed to this growth. These improvements were partly offset by the impact of lower corporate lending volumes and margins, primarily in the U.S. and Europe.
Outlook
Canadian currency net interest income is expected to increase next year, as a result of continued asset growth and some stabilization of the interest margin. Foreign currency net interest income should continue to grow, on the strength of local currency asset growth. The extent of this growth will be impacted by the volatility of the Canadian dollar.

1.	2004 Canadian currency net interest income was reduced by $164 million, reflecting the impact of the retroactive reclassification of certain capital instruments from shareholders’ equity to liabilities on the consolidated balance sheet, in accordance with a new accounting standard. See Note 13 to the Consolidated Financial Statements on page 109.
34      Scotiabank 2005 Annual Report

GROUP FINANCIAL PERFORMANCE
Table 1 Average balance sheet and interest margin(1)

	2005		2004
Taxable equivalent basis(2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Deposits with banks	$18.0	3.59%	$16.8	2.62%
Securities	72.1	4.76	63.4	4.63
Loans:
Residential mortgages	71.6	5.02	64.5	5.39
Personal and credit cards	33.8	7.09	28.0	7.38
Business and government	57.4	5.65	57.9	5.07
Securities purchased under resale agreements	23.0	3.55	20.2	2.94

	185.8	5.41	170.6	5.32

Total earning assets	275.9	5.12	250.8	4.96
Customers’ liability under acceptances	7.4	—	7.1	—
Other assets	26.1	—	26.1	—

Total assets	$309.4	4.56%	$284.0	4.38%

Liabilities and shareholders’ equity
Deposits:
Personal	$81.3	2.75%	$78.0	2.66%
Business and government	106.6	2.66	94.5	2.46
Banks	23.6	2.90	23.7	1.65

	211.5	2.72	196.2	2.44

Obligations related to securities sold under repurchase agreements	26.6	4.54	23.4	3.27
Subordinated debentures	2.6	5.14	2.7	4.20
Capital instrument liabilities(3)	0.8	7.10	2.3	7.09
Other interest-bearing liabilities	21.7	3.60	14.6	4.43

Total interest-bearing liabilities(3)	263.2	3.01	239.2	2.71
Other liabilities including acceptances(3)	30.5	—	30.0	—
Shareholders’ equity(3)	15.7	—	14.8	—

Total liabilities and equity(3)	$309.4	2.56%	$284.0	2.28%

Interest margin(3)		2.00%		2.10%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 33.

(3)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
Table 2 Volume/rate analysis of changes in net interest income

	2005 versus 2004			2004 versus 2003
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Taxable equivalent basis(1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Total earning assets(2)	$1,245	$433	$1,678	$(66)	$(1,007)	$(1,073)
Total interest-bearing liabilities(2)	(650)	(806)	(1,456)	93	709	802

Change in net interest income	$595	$(373)	$222	$27	$(298)	$(271)

(1)	Refer to the non-GAAP measures on page 33.

(2)	The basis of analysis has been changed from assets and liabilities and shareholders’ equity to total earning assets and total interest-bearing liabilities. Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
Scotiabank 2005 Annual Report      35

MANAGEMENT’S DISCUSSION AND ANALYSIS
Other income
Other income was $4,529 million in 2005, an increase of $209 million or 5% from 2004, despite a reduction of $123 million from foreign currency translation. Underlying year-over-year growth was a solid $332 million or 8%.
     Card revenues rose 9% to $251 million in 2005. This was due mainly to strong growth in transaction volumes in both Domestic and International Banking, especially the Caribbean, as well as continued expansion of the commercial card program.
     Revenues from deposit and payment services grew by 8% to $701 million in 2005. This growth arose from pricing changes and higher volumes. Partly offsetting this growth was the effect of foreign currency translation on International Banking revenues.
     Mutual fund fees were a record $193 million in 2005, an increase of 13% from last year. This reflected higher average balances, primarily in Canada, where balances rose 13%, and a revised management fee structure.
     Revenues from investment management, brokerage and trust services were $600 million in 2005, an increase of $96 million or 19% from last year, due in part to a reclassification of certain fee income from investment banking revenues. Excluding this reclassification, revenues rose 9%. ScotiaMcLeod full-service retail brokerage commissions increased as a result of 14% growth in trading volumes and higher managed asset volumes. Trust and investment management fees were also higher, reflecting continued business growth in Canada.
     Credit fees declined by $41 million or 7% to $542 million in 2005. More than half of the decrease was due to the effect of foreign currency translation. As well, fees were affected by lower loan volumes, due to a very competitive environment, and more borrowers choosing to directly access the highly liquid capital markets.
     Trading revenues were a record $594 million in 2005, an increase of $118 million or 25% over last year, mainly in derivatives, fixed income and institutional equity trading. Foreign exchange and precious metals trading remained strong, near the record results of 2004.
     Investment banking revenues were $680 million in 2005, an increase of $32 million or 5% from last year. Underwriting fees and institutional brokerage fees rose $16 million, reflecting the impact of the acquisition of Waterous & Co. by Scotia Capital, strong new issue revenue and record institutional brokerage fees. As well, non-trading foreign exchange revenues were $16 million above 2004 levels due to growth in Domestic and International Banking. These increases were partly offset by the fee reclassification to investment management, brokerage and trust services noted above.
     The net gain on the sale of investment securities was $414 million in 2005, a decline of $63 million or 13% from the very strong level of gains realized last year. There were lower net gains from bonds and private equity fund investments. In 2005, the Bank recorded a $118 million pre-tax gain on the sale of a portion of its investment in Shinsei Bank in Japan, compared to a gain of $125 million realized last year. Higher net gains on other equity investments partly offset these decreases.
     Securitization revenues fell by $32 million during the year to $79 million, largely from a 40% decline in mortgage securitizations, as well as maturities of certain revolving credit securitizations. The decline in this category was offset by increases in other fee-based revenues and net interest income.
     Other revenues were virtually unchanged from last year, as higher insurance revenues were offset by decreases in a number of areas, including lower loan collection fees related to the Baninter acquisition in the Dominican Republic; loan collection activities are now complete. As well, there was a gain on sale of Scotiabank Inverlat’s point of sale business in 2004.
Outlook
We expect growth in most retail revenue categories in 2006. Capital markets revenues should show modest growth, while credit fees will be linked to activity in the corporate loan market. The extent of this growth will be impacted by the volatility of the Canadian dollar.
36      Scotiabank 2005 Annual Report

GROUP FINANCIAL PERFORMANCE
Table 3 Other income

							2005
							versus
For the fiscal years ($ millions)	2005	2004	2003	2002		2001	2004

Card revenues	$251	$231	$204	$280		$211	9%
Deposit and payment services
Deposit services	581	536	479	445		456	8
Other payment services	120	110	114	111		105	9

	701	646	593	556		561	8

Mutual funds	193	171	161	174		161	13

Investment management, brokerage and trust
Retail brokerage	427	335	280	304		317	28
Investment management and custody	62	53	53	32		33	17
Personal and corporate trust	111	116	122	137		127	(5)

	600	504	455	473		477	19

Credit fees
Commitment and other credit fees	436	477	565	540		504	(9)
Acceptance fees	106	106	119	131		136	—

	542	583	684	671		640	(7)

Trading revenues	594	476	501	439	(1)	447	25

Investment banking
Underwriting fees and other commissions	493	477	472	405		352	3
Foreign exchange and other	187	171	201	187		246	10

	680	648	673	592		598	5

Net gain on investment securities	414	477	159	179	(1)	217	(13)

Securitization revenues	79	111	140	162		220	(29)

Other	475	473	445	317	(1)	447	—

Total before the undernoted	4,529	4,320	4,015	3,843		3,979	5
Gains on sale of businesses	—	—	—	99		92	—

Total other income	$4,529	$4,320	$4,015	$3,942		$4,071	5%

Percentage increase (decrease) over previous year	5%	8%	2%	(3)%		11%

(1)	The following items were affected by Argentine charges – trading revenues included a gain of $4, net gain on investment securities included a charge of $20 and other included a charge of $87.
Table 4 Trading revenue

Taxable equivalent basis
For the fiscal years ($ millions)	2005	2004	2003	2002	2001

Reported in:
Other income	$594	$476	$501	$439	$447
Net interest income	340	287	301	337	190

Total trading revenue	934	763	802	776	637

By trading products:
Securities trading	175	112	179	117	140
Foreign exchange and precious metals trading	295	306	280	257	216
Derivatives and other trading	464	345	343	402	281

Total trading revenue	$934	$763	$802	$776	$637

% of total revenues (net interest income plus other income)	9%	7%	8%	7%	6%

Scotiabank 2005 Annual Report      37

MANAGEMENT’S DISCUSSION AND ANALYSIS
Non-interest expenses
Non-interest expenses were $6,043 million in 2005, an increase of $181 million or 3% from last year, which was moderated by the positive effect of foreign currency translation of $95 million.
     Salaries and employee benefits were $3,488 million, up 1% during the year, tempered by the effect of foreign currency translation. Underlying salary and benefit expenses, before the impact of foreign currency translation and the acquisitions during the year, rose 2%. There was higher performance-based compensation, reflecting the strong growth in retail brokerage revenues in ScotiaMcLeod, and higher trading revenues in Scotia Capital. This was partly offset by a decline in stock-based compensation, due to a smaller rise in the Bank’s share price in 2005, and increased hedging activities. Pensions and other employee benefits declined slightly, as higher medical, dental and insurance costs were more than offset by lower payroll taxes and adjustments to pension-related costs.
     Premises and technology expenses were $1,148 million in 2005, an increase of 1% from last year. This was mainly the result of a variety of technology projects, including system enhancements and branch upgrades, partly offset by lower depreciation expense.
     Advertising and business development costs rose $22 million or 11% year over year, due mainly to higher expenses in Inverlat for a major credit card marketing campaign, as well as higher advertising in the Caribbean.
     Professional fees were $186 million, up $23 million or 14% from last year, due to increases in legal and consulting fees, as well as small increases in other categories.
     Other expenses rose $79 million year over year, with increases in a number of categories, including litigation costs, donations and community giving, credit card reward points and employee training.
     The Bank’s productivity ratio — a measure of efficiency in the banking industry — was 56.3%. This was a slight improvement from last year, despite increased spending on initiatives to facilitate future revenue growth. The ratio remained better than our target of 58%.
Outlook
Cost discipline will continue to be a priority, although we will continue to invest in revenue growth initiatives. Overall, while some growth in operating expenses is likely, the Bank’s productivity ratio is expected to be in line with our objective for 2006.
Taxes
The Bank pays a large number of taxes, which include direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, as well as certain indirect taxes.
     In 2005, the provision for income taxes and other taxes was $1.6 billion, up 9% from the prior year.
     The provision for income taxes was $847 million in 2005, an increase of 8% over last year. This largely reflected the growth in pre-tax income of 10%, partially offset by a higher proportion of income from foreign subsidiaries with lower tax rates, resulting in an overall effective tax rate for the year of 20.5%, compared to 20.8% last year. Scotiabank Inverlat continued to benefit from the utilization of previously unrecognized tax loss carryforwards.
     Indirect taxes, which include payroll taxes, business and capital taxes, and deposit insurance premiums, were $416 million in 2005, up marginally from last year.
Outlook
The Bank’s effective tax rate should remain in the range of 20 to 23%, although it may vary on a quarterly basis.
Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $71 million in 2005, a decline of $4 million from 20041, reflecting the full-year impact of the Bank increasing its ownership of Scotiabank Inverlat to 97% during 2004.

1.	See footnote 1 on page 34.
38      Scotiabank 2005 Annual Report

GROUP FINANCIAL PERFORMANCE
Table 5 Non-interest expenses and productivity

						2005
						versus
For the fiscal years ($ millions)	2005	2004	2003	2002	2001	2004

Salaries and employee benefits
Salaries	$1,963	$1,933	$2,001	$2,091	$2,047	1%
Performance-based compensation	1,020	991	920	834	809	3
Pensions and other employee benefits	505	528	440	419	364	(4)

	3,488	3,452	3,361	3,344	3,220	1

Premises and technology
Net premises rent	176	170	180	192	200	4
Premises repairs and maintenance	50	46	44	53	49	8
Property taxes	61	58	56	57	59	5
Computer equipment, software and data processing	519	509	498	456	404	2
Depreciation	173	189	208	243	243	(8)
Other premises costs	169	167	170	182	178	1

	1,148	1,139	1,156	1,183	1,133	1

Communications
Telecommunications	64	63	68	74	75	1
Stationery, postage and courier	191	185	183	207	210	4

	255	248	251	281	285	3

Advertising and business development
Advertising and promotion	139	113	103	105	118	23
Travel and business development	93	97	96	103	99	(4)

	232	210	199	208	217	11

Professional	186	163	141	136	157	14

Business and capital taxes
Business taxes	91	89	90	118	121	2
Capital taxes	56	53	54	50	87	6

	147	142	144	168	208	3

Other
Employee training	45	43	37	42	43	5
Amortization of goodwill and other intangibles	29	27	29	28	52	8
Other	513	438	382	347	347	17

	587	508	448	417	442	15

Total before the undernoted	6,043	5,862	5,700	5,737	5,662	3
Loss on disposal of subsidiary operations(1)	—	—	31	237	—	—

Total non-interest expenses	$6,043	$5,862	$5,731	$5,974	$5,662	3%

Productivity ratio (TEB)(2)(3)	56.3%	56.9%	55.9%	55.7%	54.6%

(1)	The loss on disposal of subsidiary operation was incurred for Scotiabank Quilmes.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(3)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
Table 6 Taxes

						2005
						versus
For the fiscal years ($ millions)	2005	2004	2003	2002	2001	2004

Income taxes
Provision for income taxes (1)(2)	$847	$786	$777	$594	$869	8%
Taxable equivalent adjustment(3)	326	274	278	268	230	19

Provision for income taxes (TEB)(3)	1,173	1,060	1,055	862	1,099	11

Other taxes
Payroll taxes	137	139	139	149	149	(1)
Business and capital taxes	147	142	144	168	208	3
Goods and services and other	132	121	110	114	110	9

Total other taxes	416	402	393	431	467	3

Total taxes (4)	$1,589	$1,462	$1,448	$1,293	$1,566	9%

(1)	Includes provision for (recovery of) income tax related to the loss on disposal of subsidiary operations for Scotiabank Quilmes in 2003 — $3; 2002 — $(254); 2001 — $(38).

(2)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(3)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(4)	Comprised of $988 of Canadian taxes (2004 — $910; 2003 — $953; 2002 — $811; 2001 — $1,036) and $601 of foreign taxes (2004 — $552; 2003 — $495; 2002 — $482; 2001 — $530).
Scotiabank 2005 Annual Report      39

MANAGEMENT’S DISCUSSION AND ANALYSIS
Credit quality
Impaired loans
Net impaired loans, after deducting the specific allowance for credit losses, were $681 million at October 31, 2005, a significant improvement of $198 million from a year ago. The largest decline was in Scotia Capital, reflecting improved credit conditions and the positive impact of risk and portfolio management strategies.
     As shown in the chart below, net impaired loans as a percentage of loans and acceptances were 0.34% at October 31, 2005, much lower than 0.49% a year ago.
     In Domestic Banking, the credit quality of the portfolio remained in excellent condition. Despite an increase of $44 million in gross impaired loans in the retail portfolio to $311 million, retail delinquency rates were virtually unchanged from last year. The credit quality of the commercial loan portfolio remained good. Gross impaired loans increased modestly by $31 million to $201 million, mainly as a result of two new formations in the fourth quarter.
     In International Banking, the credit quality of the portfolio remained good. Gross impaired loans declined by $66 million, notwithstanding a $62 million increase due to the acquisition of Banco de Comercio in 2005. Most of the decline was in Asia, the Caribbean and Mexico, reflecting a lower level of problem loans in these regions.
     Gross impaired loans in Scotia Capital’s U.S. portfolio fell by $370 million to $331 million, a decline of just over 50%. Gross impaired loans in Canada declined by $27 million to $25 million, and remained stable in Europe at $220 million.
Specific provision for credit losses
The specific provision for credit losses was $275 million, down substantially from $490 million last year, mostly in the commercial and corporate portfolios, reflecting better credit conditions throughout 2005.
     Domestic Banking provisions were $274 million, a decrease of $43 million from last year. The improvement was entirely in the commercial portfolio where the provisions declined by $61 million to $49 million. This reduction was offset in part by an increase of $18 million in retail loans, consistent with the continued growth in that portfolio. Nevertheless, retail provisions remained low at 0.22% of average assets.
     In International Banking, while provisions of $70 million were unchanged from last year, higher provisions in Mexico and Chile were offset by a decline in the Caribbean and Asia.
     In Scotia Capital, there was a net recovery of $71 million in 2005, compared to provisions of $106 million in 2004. Of the $177 million reduction, $147 million was in the U.S. and $33 million in Europe. These declines were due to fewer new problem loans in 2005 compared to the previous year. Overall, strong credit conditions prevailed in 2005.
General allowance
During 2005, the general allowance for credit losses was reduced by $45 million to $1,330 million at October 31, 2005, or 0.82% of risk-weighted assets. The mix of economic and business trends which factor in the determination of the general allowance were more favourable this year, consistent with improved credit conditions and the credit quality of the portfolio. This was tempered somewhat by the potential impact on the loan portfolio of the significant appreciation of the Canadian dollar, rising energy prices and weakness in the forestry and auto sectors.
Outlook
A high level of net recoveries was realized in the corporate lending portfolio in 2005 due to favourable credit conditions. However, this level of recoveries is not sustainable. As a result, the specific provision for credit losses is expected to be higher in 2006.
     The general allowance may, however, be further reduced in 2006 if the positive trends in economic and business conditions continue.
40      Scotiabank 2005 Annual Report

GROUP FINANCIAL PERFORMANCE
Table 7 Impaired loans by business line

	2005
		Allowance
		for credit		Gross Impaired Loans
As at October 31 ($ millions)	Net	losses	Gross	2004	2003	2002	2001

Domestic
Retail	$95	$(216)	$311	$267	$292	$287	$258
Commercial	88	(113)	201	170	184	225	332

	183	(329)	512	437	476	512	590

International(1) Latin America	(68)	(470)	402	369	607	995	1,587
Caribbean	173	(85)	258	292	305	329	283
Asia	19	(50)	69	133	142	164	302
Europe	1	(2)	3	4	63	84	63

	125	(607)	732	798	1,117	1,572	2,235

Scotia Capital Canada	5	(20)	25	52	199	127	203
United States	249	(82)	331	701	1,084	1,688	1,280
Other	119	(101)	220	212	386	113	156

	373	(203)	576	965	1,669	1,928	1,639

Gross impaired loans			1,820	2,200	3,262	4,012	4,464
Allowance for credit losses — specific and country risk(1)		(1,139)		(1,321)	(1,740)	(1,917)	(2,730)
	$681			$879	$1,522	$2,095	$1,734

Allowance for credit losses — general	(1,330)	(1,330)		(1,375)	(1,475)	(1,475)	(1,475)
Net impaired loans after general allowance	$(649)			$(496)	$47	$620	$259

Net impaired loans(2) as a % of loans and acceptances	0.34%			0.49%	0.85%	1.08%	0.94%
Specific allowance(1) for credit losses as a % of gross impaired loans	63%			60%	53%	48%	61%

(1)	Includes designated emerging market gross impaired loans and offsetting country risk allowance as follows: 2003 — $21; 2002 — $25; 2001 — $25.

(2)	Net impaired loans after deducting specific allowance for credit losses.
Table 8 Provisions for credit losses

For the fiscal years ($ millions)	2005	2004	2003		2002		2001

Specific provisions for credit losses
Net specific provisions	$480	$648	$1,057		$2,198		$1,373
Recoveries	(205)	(158)	(164)		(169)		(123)

Net specific provisions for credit losses	275	490	893	(1)	2,029	(1)	1,250
General provision	(45)	(100)	—		—		175

Total net provisions for credit losses	$230	$390	$893		$2,029		$1,425

(1)	Excluding reversals of credit losses (2002 — provision for credit losses) related to Argentina, net specific provisions were: 2003 — $957; 2002 — $1,575.
Scotiabank 2005 Annual Report     41

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fourth quarter results
Net income available to common shareholders was $803 million in the fourth quarter, an increase of $102 million or 15% from the same quarter last year, despite a negative impact of $24 million from foreign currency translation. Underlying net income rose by $126 million or 18% from last year. The year-over-year growth was due mainly to higher net interest income driven by asset growth, increased brokerage and investment management revenues and greater securities gains, partly offset by a compression in the margin and higher expenses.
     Total revenue (on a taxable equivalent basis) was $2,735 million in the fourth quarter, an increase of $278 million or 11% over the same quarter last year, notwithstanding a negative foreign currency translation impact of $56 million or 2%. Quarter over quarter, total revenue rose $46 million or 2%, tempered by a $47 million negative impact from foreign currency translation.
     Net interest income (on a taxable equivalent basis) was $1,581 million in the fourth quarter, an increase of $120 million or 8% over the same quarter last year, and $20 million above the third quarter.
     The Bank’s interest margin was 1.97% in the fourth quarter, a decrease of nine basis points from last year, but unchanged from last quarter.
     Other income was $1,154 million in the fourth quarter, an increase of $158 million or 16% from the same quarter last year. This growth was driven by higher net gains on the sale of investment securities and increased retail brokerage and trading revenues. The Waterous & Co. and Banco de Comercio acquisitions also contributed to the increase. Foreign currency translation reduced other income by $20 million.
     The total provision for credit losses was $36 million in the fourth quarter, compared to $40 million last year and $85 million in the previous quarter. This quarter’s provision comprised $81 million in specific provisions and a reduction of $45 million in the general allowance for credit losses.
     The specific provision for credit losses of $81 million in the fourth quarter was down slightly from $90 million in the fourth quarter of last year and $85 million in the previous quarter. The continuing low levels of provisions reflect a generally good credit environment. Scotia Capital had a net recovery of $7 million in the fourth quarter, compared to a net recovery of $25 million in the fourth quarter of last year and a $2 million provision for credit losses in the previous quarter. In Domestic Banking, overall credit quality remained strong, with specific provisions of $69 million, relatively unchanged from the same period last year and the prior quarter. Specific provisions in International Banking of $16 million in the fourth quarter were down from $21 million in the previous quarter, and $43 million in the fourth quarter last year when higher provisions were taken in the Caribbean region due to the effects of hurricanes.
     Non-interest expenses were $1,579 million in the fourth quarter, an increase of $118 million or 8% over the same quarter last year. Foreign currency translation had a positive impact on expenses, partly offset by the impact of the Banco de Comercio and Waterous & Co. acquisitions. Also contributing to the increase were higher advertising costs, mainly from a major credit card marketing campaign in Mexico, an underlying 3% increase in salaries and employee benefits, and higher litigation costs.
     Quarter over quarter, non-interest expenses rose $62 million, due mainly to higher advertising, technology and professional expenses, employee training and volume-driven appraisal and acquisition fees.
     The Bank’s effective tax rate was 20.4% in the fourth quarter, a 180 basis point increase from the same quarter last year but virtually unchanged from last quarter. The year-over-year increase was due primarily to higher income from tax-exempt securities in the prior year. This effect was partially offset by higher levels of earnings from foreign subsidiaries with lower tax rates.
     The deduction for non-controlling interest in subsidiaries was $20 million for the quarter, up $7 million from the same period last year, and $3 million from last quarter due to higher levels of earnings in subsidiaries.
Summary of quarterly results
The Bank’s results in each quarter this year were higher than those in the same quarters of 2004. A major contributing factor was the large decline in credit losses in the first two quarters of this year compared to the corresponding quarters last year. As well, revenues were higher in each of the quarters of 2005, with the exception of the second quarter, where the prior year’s quarter benefited from unusually high gains on securities. Positive factors were continued solid retail asset growth in Canada, strong local currency asset growth in the Caribbean and Mexico, as well as higher trading and retail brokerage revenues. On the negative side, earnings over the past eight quarters were affected by continued appreciation of the Canadian dollar, margin compression and lower credit fees, particularly in the U.S. An eight-quarter trend in net income and other selected information is provided on page 83.
42   Scotiabank 2005 Annual Report

GROUP FINANCIAL CONDITION
Group Financial Condition
Assets & liabilities
Assets
The Bank’s total assets were $314 billion as at October 31, 2005, up $35 billion or 12% from last year. Growth was spread across most asset categories, and was offset marginally by the translation impact of the stronger Canadian dollar, which reduced assets by $3 billion.
Securities
Securities increased $15 billion from last year. Trading securities rose $7 billion, largely in Scotia Capital, where these securities are used to hedge market risk relating to trading activities with clients, with smaller increases in Scotiabank Inverlat’s trading portfolio.
     Investment securities rose by $8 billion, due primarily to the $5 billion that was recognized as a result of the consolidation of a multi-seller commercial paper conduit from the adoption of new accounting standards for variable interest entities (VIEs).
     As at October 31, 2005, the surplus of the market value over book value of the Bank’s investment securities was $1,035 million, down only $13 million from the prior year, notwithstanding net realized gains of $414 million in 2005. The Bank realized a gain of $118 million on the sale of part of its holdings in Shinsei Bank of Japan in 2005, compared to a gain of $125 million in 2004. A breakdown of the surplus is shown in Table 27 on page 82.
Loans
The Bank had solid growth in its loan portfolio in 2005, with loans up $19 billion or 11%. Loan balances are at their highest level in five years. Domestic retail lending operations continued to reflect very good performance. Residential mortgages grew $5 billion or 8%, and personal and credit card lending increased significantly, up $4 billion or 15%. This growth was driven by the popularity of the new Flex Value mortgage and continued strong sales of ScotiaLine products, as well as the low levels of interest rates and a robust housing and home renovation market.
     International Banking also experienced strong growth in retail lending assets, particularly in Mexico and the Caribbean, with growth of $2 billion.
     Business lending increased $5 billion, in part due to good loan growth in Mexico and the Caribbean and Central American region. Securities purchased under resale agreements contributed a further $3 billion to growth in loans. Underlying lending volumes in the U.S. and European corporate loan portfolios declined in 2005, following more substantial declines in recent years.
Liabilities
The Bank’s total liabilities increased $34 billion to $298 billion as at October 31, 2005, with underlying growth of $37 billion partly offset by the negative foreign currency translation impact of $3 billion.
Deposits
Deposits increased by $22 billion this year.
     Business and government deposits were up $15 billion in 2005, mainly to fund retail asset and securities growth.
     Domestic personal deposits rose by $3 billion, due largely to growth in term deposits, as customers took advantage of higher interest rates. As well, personal deposits rose $1 billion in the Latin American and Caribbean markets.
Obligations related to repurchase agreements
Obligations related to repurchase agreements are another source of wholesale funding. The year-over-year increase of $7 billion was attributable mainly to the growth in the securities portfolio.
Scotiabank 2005 Annual Report   43

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 9 Condensed Balance Sheet

As at October 31 ($ billions)	2005	2004	2003	2002	2001

Assets
Cash resources	$20.5	$17.1	$20.6	$20.3	$20.2
Securities	73.5	58.8	63.2	56.2	53.3
Loans	191.0	171.8	171.7	185.7	175.4
Other	29.0	31.5	30.4	34.2	35.5

Total assets	$314.0	$279.2	$285.9	$296.4	$284.4

Liabilities and shareholders’ equity Deposits	$217.4	$195.2	$192.7	$195.6	$186.2
Obligations related to securities sold under repurchase agreements	26.0	19.4	28.7	31.9	30.6
Other liabilities(1)	51.1	44.7	45.2	49.0	47.2
Subordinated debentures	2.6	2.6	2.7	3.9	5.3
Capital instrument liabilities (1)	0.8	2.3	2.5	2.2	2.0

Total liabilities(1)	$297.9	$264.2	$271.8	$282.6	$271.3

Shareholders’ equity(1)	$16.1	$15.0	$14.1	$13.8	$13.1

Total liabilities and shareholders’ equity	$314.0	$279.2	$285.9	$296.4	$284.4

(1)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
Shareholders’ equity
Total shareholders’ equity rose by $1,097 million in 2005, as the Bank had a record level of internally generated capital of $1,867 million and issued $300 million non-cumulative preferred shares. These increases were partly offset by the impact of common share buy backs, and the net effect of unrealized foreign currency translation losses recorded in shareholders’ equity.
Outlook
For 2006, we are expecting a more modest increase in retail assets in Canada, in line with slower economic growth. We also anticipate some growth in our commercial and corporate portfolios. Outside Canada, growth in local currency assets in most international operations is expected to continue.
Capital management
Scotiabank maintains a strong capital base to support its diversified business activities. Scotiabank’s capital ratios remain among the highest of its Canadian peer group. This strength contributes to the Bank’s safety, fosters investor confidence, supports high credit ratings, enables the Bank to take advantage of growth opportunities and provides it with the potential to enhance shareholder returns through increased dividends or share repurchases.
     As well, the Bank’s policy is to remain well capitalized in order to provide adequate flexibility to take advantage of growth opportunities, while supporting the risks associated with the Bank’s activities.
     In managing the Bank’s capital base, close attention is paid to the capital structure, the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed and to meet regulatory requirements is always balanced against our goal of generating an appropriate return for our shareholders.
     Capital adequacy for Canadian banks is governed by the requirements of the Office of the Superintendent of Financial Institutions (OSFI). These requirements are consistent with the international standards set by the Bank for International Settlements (BIS). Bank regulatory capital consists of two components – Tier 1 capital and Tier 2 capital – both of which are described below. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors.
     Certain changes in accounting standards, effective November 1, 2004, affected the balance sheet classification of the Bank’s Tier 1 trust securities (see Note 1 to the consolidated financial statements on page 100). This change did not have any effect on the Bank’s capital ratios, as these instruments remain eligible as Tier 1 capital for regulatory purposes.
44 Scotiabank 2005 Annual Report

GROUP FINANCIAL CONDITION
Table 10 Regulatory capital

As at October 31 ($ millions)	2005	2004	2003	2002	2001

Tier 1 capital
Common shareholders’ equity	$15,482	$14,685	$13,814	$13,502	$12,833
Innovative capital instruments(1)	2,250	2,250	2,500	2,225	1,975
Non-cumulative preferred shares	600	300	300	300	300
Non-controlling interest in subsidiaries	306	280	326	662	586
Less: Goodwill	(498)	(261)	(270)	(299)	(400)

	18,140	17,254	16,670	16,390	15,294

Tier 2 capital
Subordinated debentures (net of amortization)	2,420	2,493	2,595	3,372	4,933
Eligible amount of general allowance (2)	1,330	1,317	1,352	1,448	1,442

	3,750	3,810	3,947	4,820	6,375

Less: Investments in associated corporations and other items	(358)	(200)	(209)	(250)	(329)

Total capital	$21,532	$20,864	$20,408	$20,960	$21,340

Total risk-weighted assets ($ billions)	$162.8	$150.5	$154.5	$165.4	$164.8

Capital ratios
Tier 1 capital ratio	11.1%	11.5%	10.8%	9.9%	9.3%
Total capital ratio	13.2%	13.9%	13.2%	12.7%	13.0%

Assets to capital multiple	15.1	13.8	14.4	14.5	13.5

(1)	Includes $2.0 billion of Scotiabank Trust Securities (Scotia BaTS), and preferred shares issued by Scotia Mortgage Investment Corporation.

(2)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets.
Table 11 Changes in regulatory capital

For the fiscal years ($ millions)	2005	2004	2003	2002	2001

Total capital, beginning of year	$20,864	$20,408	$20,960	$21,340	$19,029
Internally generated capital
Net income	3,209	2,908	2,422	1,708	2,077
Preferred and common share dividends	(1,342)	(1,126)	(865)	(748)	(637)

	1,867	1,782	1,557	960	1,440
External financing
Debentures (net of amortization)	(73)	(102)	(777)	(1,561)	(57)
Preferred shares	300	—	—	—	—
Innovative capital instruments(1)	—	(250)	275	250	—
Common shares and contributed surplus	88	88	139	82	155
Purchase of shares and premium on redemption	(973)	(290)	(201)	(154)	—

	(658)	(554)	(564)	(1,383)	98
Other
Net unrealized foreign exchange translation gains (losses)	(178)	(709)	(1,176)	(137)	79
Non-controlling interest in subsidiaries	26	(46)	(336)	76	357
Other(2)	(389)	(17)	(33)	104	337

	(541)	(772)	(1,545)	43	773

Total capital generated (used)	668	456	(552)	(380)	2,311

Total capital, end of year	$21,532	$20,864	$20,408	$20,960	$21,340

(1)	Includes $2.0 billion of Scotiabank Trust Securities (Scotia BaTS), and preferred shares issued by Scotia Mortgage Investment Corporation.

(2)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in associated corporations and securitization-related amounts, and other charges (credits) to retained earnings.
Scotiabank 2005 Annual Report     45

MANAGEMENT’S DISCUSSION AND ANALYSIS
Tier 1 capital
Tier 1 capital consists primarily of common shareholders’ equity, non-cumulative preferred shares and innovative structures such as trust securities. Tier 1 capital rose to $18.1 billion, an increase of $886 million over last year:
•	Retained earnings grew $887 million, which was net of the cost of the repurchase of common shares of $973 million.

•	Preferred shares increased $300 million as a result of the issuance of Series 13 non-cumulative preferred shares.

•	Partially offsetting the above were: a net increase of $178 million in cumulative unrealized foreign currency translation losses, due to the strengthening of the Canadian dollar; and higher goodwill associated mainly with the Bank’s acquisitions of Banco de Comercio and Waterous & Co. in 2005.
     Over the past five years, notwithstanding large dividend increases, solid growth in net income has created $7.6 billion of internally generated capital. This level of internal capital generation has consistently been among the highest of the Canadian banks.

Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures and the eligible portion of the total general allowance for credit losses. Tier 2 capital decreased marginally in 2005 to $3.8 billion due to a reduction in the portion of subordinated debentures that are eligible for inclusion in Tier 2 capital.
Regulatory capital ratios
Capital ratios are used to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing those capital components by risk-weighted assets.
     In 2005, both of the Bank’s regulatory capital ratios remained strong compared to the other major Canadian banks. The Tier 1 and the Total capital ratios as at year end were 11.1% and 13.2%, respectively. These ratios exceeded OSFI’s formal target levels of 7% and 10%. Scotiabank’s strong capital ratios are the result of consistent earnings growth accompanied by disciplined growth in risk-weighted assets.
     In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM). The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, by its total capital. Under this test, total assets should not be greater than 20 times capital, although this multiple can be exceeded with OSFI’s prior approval to an amount no greater than 23 times. As at October 31, 2005, the Bank’s ACM was 15.1 times, an increase from 13.8 times last year, mainly reflecting the 12% growth in assets.
Tangible common equity ratio
The level of tangible common equity (TCE) is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies in their assessment of a bank’s capital position. Tangible common equity is calculated by deducting unamortized goodwill and intangibles from common shareholders’ equity.
     The TCE ratio is calculated by dividing tangible common equity by risk-weighted assets. At year end, the Bank’s TCE ratio was 9.3%, 40 basis points lower than the 2004 level. Scotiabank’s TCE ratio is the strongest of the major Canadian banks.
Capital allocation
Besides the regulatory capital framework, the Bank also uses an economic capital framework to allocate capital to the business lines. This allows us to appropriately measure the returns from the business lines and their activities, based upon the risk they
46   Scotiabank 2005 Annual Report

GROUP FINANCIAL CONDITION
are assuming, by calculating a return on economic equity. The economic capital allocation methodology separates risks into three major components — credit risk, market risk and operational risk – and calculates the capital required for each risk.
     The capital allocation models for credit risk use the Bank’s internal credit risk ratings for business loans, and credit bureau scoring for retail loans. In addition, the models take into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of large portfolios.
     Capital related to market risk is based on the internal VAR models used in the trading book, and on stress tests of the Bank’s interest rate gap structure, foreign exchange structural exposures, and equity investment portfolios.
     Operational risk capital is allocated based on an assessment of both business and event risk in each business line.
     Economic capital is much more risk sensitive than the existing regulatory capital measures. The proposed Basel II capital framework will introduce more risk sensitivity into the regulatory capital calculations, in certain instances using risk parameters similar to those used in the Bank’s current economic capital methodology.
Dividends
Our record of strong earnings growth and our capital position allowed us to increase our quarterly dividend twice in 2005. On a year-over-year basis, dividends rose by 20% to $1.32 per share, and have risen at a compound annual rate of 15.6% over the past 10 years. The dividend payout ratio for 2005 was 41%, up from 38% last year, and well within the Bank’s target payout range of 35% to 45%.
Share buyback program
In January 2005, the Bank renewed its normal course issuer bid on the Toronto Stock Exchange to buy back up to 50 million common shares at prevailing market prices. During fiscal 2005, 26.1 million common shares were purchased at an average price of $40.51 per share. In 2004, 9.1 million shares were repurchased at an average cost of $34.96 per share. The normal course issuer bid is expected to be renewed upon its expiry on January 5, 2006.
Share data
Details of the Bank’s common and preferred share data, as well as trust securities, are shown in the table below. Further details, including convertability features, are shown in notes 13 and 14 of the consolidated financial statements.
Share Data

As at October 31 (thousands of shares)

Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	(1)
Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(2)

Preferred shares Series 12	12,000	(3)
Preferred shares Series 13	12,000	(4)
Common shares outstanding	990,182	(5)
Outstanding options granted under the Stock Option Plans to purchase common shares	37,582	(5)(6)

(1)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(2)	Reported in business and government deposits in the Consolidated Balance Sheet.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in the amount of $0.30 per share.

(5)	As at November 30, 2005, the number of outstanding common shares and options were 990,416 and 37,358, respectively. The number of other securities disclosed in this table were unchanged.

(6)	Included are 15,275 stock options with tandem stock appreciation right (SAR) features.
Scotiabank 2005 Annual Report   47

MANAGEMENT’S DISCUSSION AND ANALYSIS
Basel II implementation
In June 2004, the Basel Committee on Banking Supervision released its report entitled “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The new framework is designed to more closely align regulatory capital requirements with underlying risks by introducing substantive changes in the treatment of credit risk. An explicit new capital charge for operational risk is also being introduced, as well as increased supervisory review of capital adequacy and potential expansion of the related public disclosure. As a result of this more risk-based capital attribution approach, potential capital reductions or increases might be possible; however, it is too early to predict the impact at this stage. Any potential reductions in fiscal years 2008 and 2009 will be limited by regulatory capital “floors” of 90% and 80%, respectively, of the current capital requirements.
     Scotiabank has developed a comprehensive program aimed at being in a position to meet the new regulatory requirements. Our work effort is well under way under the governance of the Bank’s internal Basel II Steering Committee and the Basel Program Office. We remain committed to completing the necessary tasks to position us for implementation of the new framework.
     The new Basel II Framework is expected to be fully effective for the Canadian banks for fiscal 2008. The Office of the Superintendent of Financial Institutions expects the major Canadian banks to report on a “parallel run” basis for five quarters, beginning with the quarter ending October 31, 2006, with a November 1, 2007 date for implementation. The date in Europe for similar advanced approaches is January 1, 2008. Regulators in the United States have very recently announced a one-year delay, resulting in an implementation date of January 1, 2009, in the U.S. The difference in implementation dates in various countries introduces a degree of additional complexity and uncertainty for major institutions operating in different global jurisdictions, although it is not expected to significantly impact our implementation efforts.
Outlook
Scotiabank expects to maintain strong capital ratios in 2006. Dividends are expected to continue to increase in line with earnings growth, and the payout ratio is likely to be at the higher end of the current target payout range of 35% to 45%.
Off-balance sheet arrangements
In the ordinary course of business, the Bank enters into contractual arrangements that are not required to be included in the Consolidated Balance Sheet. These arrangements could have a current or future effect on the Bank’s results of operations or financial condition. They comprise three main categories: variable interest entities (VIEs), securitizations, and guarantees and loan commitments.
Variable interest entities
The main types of off-balance sheet arrangements with VIEs are:
•	VIEs that are used to provide a wide range of services to customers. These include VIEs established to assist clients in securitizing their financial assets (through asset-backed commercial paper conduits), obtaining cost-efficient financing, and to provide investment opportunities. In addition, the Bank sponsors and actively manages mutual funds, as well as creates, administers, and manages personal and corporate trusts.

•	VIEs that are used to diversify the Bank’s funding sources and manage its capital requirements by securitizing the Bank’s own assets, primarily residential mortgages, and issuing innovative Tier 1 capital instruments (e.g., Scotiabank Trust Securities described in Note 13 to the consolidated financial statements).
     VIEs are subject to the review and approval processes that the Bank applies to all transactions to ensure that relevant risks, as well as accounting, related party, reputational, and ownership issues, are properly addressed. For many of the VIEs used to provide services to customers, the Bank earns fees but has no exposure to loss on the underlying assets, as the Bank does not guarantee the performance of these assets. For other VIEs, such as securitization and investment vehicles, the Bank earns fees and may be exposed to credit, market, liquidity, or operational risks.
     New Canadian accounting requirements for VIEs came into effect for fiscal 2005 as described on page 74 under Changes in accounting policies. As at October 31, 2005, total consolidated assets related to VIEs were $6 billion. The amounts owed by or to these VIEs were not significant. Further, consolidating and deconsolidating these VIEs had no effect on the Bank’s net income. The Bank earned fees of $13 million in 2005 from certain VIEs in which it has a significant variable interest but does not consolidate. More information with respect to the
48      Scotiabank 2005 Annual Report

GROUP FINANCIAL CONDITION
Bank’s involvement with VIEs, including details of maximum loss exposure by VIE category, is provided in Note 6 to the consolidated financial statements on page 106.
Securitizations
The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets to trusts. If certain criteria are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet (this is discussed further in Note 1 to the consolidated financial statements on page 100). These securitizations enable the Bank to diversify its funding sources, and manage risks and capital requirements.
     The amount of off-balance sheet securitized mortgages outstanding was $7,801 million as at October 31, 2005, compared to $7,523 million last year and $5,248 million two years ago. The growth in securitized mortgages is consistent with the growth in new mortgages for the Bank’s Canadian operations as securitizations are a cost-effective alternative to funding this growth. The amount of off-balance sheet securitized personal loans was $809 million as at October 31, 2005, compared to $1,319 million last year and $2,417 million two years ago. The decline is due to maturities.
     Given the Bank’s sizable capital base, and the manner in which these securitizations are structured, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
     Subsequent to the transfer of assets, the Bank may retain interests in securities issued by the trusts, has agreements to make payments to the trusts under certain limited circumstances, maintains relationships with the underlying customers, and provides administrative services to the trusts. Additional information on the commitments to the trusts is disclosed in Note 21 to the consolidated financial statements on page 111. The Bank recorded securitization revenues of $79 million in 2005, compared to $111 million in 2004 and $140 million in 2003. This decrease was consistent with the decline in securitized personal loan balances. Additional information on the amount of securitizations and associated cash flows, servicing fees, and retained interests is provided in Note 4(b) to the consolidated financial statements on pages 104 and 105.
Guarantees and loan commitments
Guarantees and loan commitments are issued by the Bank to earn fee revenue. Details regarding the nature of these products are as follows:
•	Standby letters of credit and letters of guarantee — As at October 31, 2005, these amounted to $15.8 billion, up from $14.4 billion last year. These are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party.

•	Liquidity facilities — These generally provide an alternate source of financing to asset-backed commercial paper conduits in the event that a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. As at October 31, 2005, these facilities amounted to $7.7 billion, a reduction of $6.8 billion from a year ago, mainly as a result of consolidating commercial paper conduit programs under the new VIE accounting guideline in 2005.

•	Credit enhancements — The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits. As at October 31, 2005, these credit enhancements, which are included within standby letters of credit and letters of guarantee, amounted to $27 million, down from $846 million last year.

•	Indemnification contracts — In the ordinary course of business, the Bank enters into many contracts which contain indemnifi-cation provisions where the Bank may indemnify contract counterparties for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities.

•	Credit commitments — The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2005, these commitments amounted to $100 billion, compared to $104 billion a year earlier. The majority of these commitments are short-term in nature, with original maturities less than one year.
Scotiabank 2005 Annual Report     49

MANAGEMENT’S DISCUSSION AND ANALYSIS
     These arrangements may expose the Bank to credit or liquidity risks and are subject to the Bank’s standard review and approval processes. For the guarantee products, the above dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties and are stated before any reduction for recoveries under recourse provisions, insurance policies, or collateral held or pledged.
     Annual fees from the Bank’s guarantees and loan commitment arrangements, recorded in credit fees in the Consolidated Statement of Income, were $227 million in 2005, compared to $258 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 21 to the consolidated financial statements on pages 119 and 120.
Financial instruments
Given the nature of the Bank’s main business activities, the balance sheet is comprised mainly of financial instruments. Assets that are financial instruments include cash resources, securities, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. The Bank also transacts derivative financial instruments for both trading and asset/liability management purposes. Financial instruments are generally carried at cost, except those held for trading purposes which are carried at their estimated fair value.
     The risks that arise from transacting financial instruments include credit risk, liquidity risk, operational risk and market risk. The latter includes risks related to changes in interest rates, foreign currency exchange rates and equity prices. In order to manage these risks, the Bank has implemented extensive risk management policies and practices including various Board-approved risk management limits and risk management techniques. A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section (see pages 59 to 70).
     The notes to the 2005 consolidated financial statements provide further details on the terms and conditions of the Bank’s financial instruments. For example, Note 22 (see pages 121 – 124) summarizes the fair value of financial instruments and how these amounts were determined. This note also presents the Bank’s interest rate risk profile and the Bank’s credit exposure to selected financial instruments. Note 23 (see pages 124 – 127) provides details on notional amounts of trading and asset/liability management derivatives as well as their term to maturity, credit risk and fair values.
     The fair value of the Bank’s financial instruments exceeded their book value by $1,248 million (2004 – $952 million) as at October 31, 2005. The year-over-year change in the excess of fair value over book value arises mainly from changes in interest rates. Fair value estimates are based on market conditions at October 31, 2005, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the Critical accounting estimates section (see pages 71 – 74).
     There are various measures that can be used to assess the risks associated with the Bank’s financial instrument portfolios. The interest rate risk arising from the Bank’s non-trading financial instruments is discussed on page 65 which reflects the impact of a 100 basis point increase in interest rates on annual income and the present value of net assets. For trading activities, the table on page 66, discloses the average one-day Value at Risk by risk factor. Based on the Bank’s maturity profile of derivative instruments, only 12% (2004 – 9%) had a term to maturity greater than five years.
     Interest income and expense on interest-bearing financial instruments are recorded in the Bank’s Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Realized gains and losses on disposals of investment securities, as well as writedowns, are recorded in other income as are net trading gains and losses. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 1 (see pages 98 – 102).
50     Scotiabank 2005 Annual Report

BUSINESS LINE
Business Line Overview

Net income available to common shareholders ($millions)

Domestic Banking	Domestic Banking had a strong year in 2005, with net income available to common shareholders of $1,253 million, a 13% increase over last year. Strong growth in retail mortgages, personal lending and deposits was partially offset by a narrowing interest margin. As well, credit card and retail brokerage revenues grew year over year. Non-interest expenses and provisions for credit losses remained well controlled.

International Banking	International Banking had a good year in 2005, with net income available to common shareholders of $800 million, an increase of 12% from last year, notwithstanding the significant negative effect of foreign currency translation as a result of the appreciation of the Canadian dollar. Scotiabank Inverlat’s earnings contribution rose substantially, and the Caribbean and Central America also had good growth.

Scotia Capital	Scotia Capital also had a good year, as net income available to common shareholders rose 12% to $915 million in 2005. This result was achieved despite the negative effect of foreign currency translation and a continued reduction in corporate lending assets. Provisions for credit losses declined sharply for the third consecutive year, as credit quality improved, particularly in the U.S. and Europe.

Other	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments, that are not allocated to an operating segment.

	2005
	Domestic	International
($ millions)	Banking	Banking	Scotia Capital	Other	Total

Net interest income	$3,576	$1,969	$849	$(523)	$5,871
Other income	1,819	793	1,320	597	4,529
Provision for credit losses	(274)	(70)	71	43	(230)
Non-interest expenses	(3,296)	(1,712)	(929)	(106)	(6,043)
Income taxes/non-controlling interest	(566)	(174)	(390)	212	(918)

	1,259	806	921	223	3,209
Preferred dividends paid	(6)	(6)	(6)	(7)	(25)

Net income available to common shareholders	$1,253	$800	$915	$216	$3,184

Return on equity(1)(%)	31.0%	21.6%	28.4%	N/A	20.9%
Average earning assets ($ billions)	$123	$50	$112	$24	$309

(1)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.
N/A Not applicable
Scotiabank 2005 Annual Report     51

MANAGEMENT’S DISCUSSION AND ANALYSIS
Domestic Banking
2005 Achievements
•	Higher customer loyalty and satisfaction.

•	Opened one millionth ScotiaLine line of credit account.

•	Mortgage retention of more than 90%.

•	Strong growth in customer trading activity and fee-based assets in ScotiaMcLeod, our retail brokerage arm.

•	Strong growth in mutual fund sales for Scotia Partners Portfolios.

•	ScotiaMcLeod Direct Investing continued to increase market share, and we received Global Finance’s award for Best Online Securities Research.

•	Re-engineered the Commercial Banking business model:

– clear customer segmentation, matching the right banker with the right customer;

– creating a network of six business support centres; and

– adding new relationship and risk management tools.

•	Our call centres were recognized by Service Quality Measurement Group Inc. for delivering the highest customer sales experience among call centres in the banking industry.
2006 Priorities
•	Increase share of wallet with existing customers with a focus on the emerging affluent investor segment.

•	Acquire new customers with targeted marketing initiatives, new branches and more financial advisors.

•	Continue to pursue strategic alliances and acquisitions to increase revenues.

•	Expand the breadth of our consumer lending products, including an initiative offering mortgages to the near-prime market.

•	Focus on improving market share in Commercial Banking, particularly in the smaller end of the mid-market.

•	Revitalize our small business offering, including enhancements to product pricing and policies and the development of new sales tools and online resources.
Business profile
Domestic Banking provides a full range of banking and investing services to more than 6.8 million customers across Canada, through a network of 954 branches and 2,624 ABMs, as well as telephone and Internet banking.
     Domestic Banking includes three main businesses. Retail banking provides mortgages, loans, credit cards and day-to-day Banking products to individuals and small businesses. Wealth Management offers retail brokerage, mutual funds and private client services. Commercial Banking delivers a full product suite to medium and large businesses.
Strategy
Our core purpose is to help our customers become financially better off by providing relevant solutions to their unique needs. Domestic Banking’s strategy for growth is to expand our client base and drive revenue growth by building on our strengths in customer service, execution and cross-business line partnerships.
     We are focused on growing business with mid-market investors and small business clients, and capturing primary advisor status with affluent clients. For our emerging and existing affluent clients, we provide personalized solutions based on a customized financial plan. In Commercial Banking, we are working to redefine and re-engineer our business with an emphasis on delivering client-valued, cost-effective solutions.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	customer satisfaction and loyalty;

•	new customer acquisition;

•	productivity ratio; and

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances).
52   Scotiabank 2005 Annual Report

BUSINESS LINES – DOMESTIC BANKING
Financial performance
Domestic Banking reported net income available to common shareholders of $1,253 million in 2005, $148 million or 13% higher than last year, with a strong return on equity of 31.0%. Results included significant growth in wealth management, along with continued strong performances in each of retail, small business and commercial banking.
Assets and liabilities
Domestic retail assets grew 10% in 2005. This was led by a substantial increase in residential mortgage balances before securitization of $6.6 billion or 9%, partly driven by customer preference for the new Scotia Flex Value Mortgage. There was also very strong year-over-year growth of 15% in personal revolving credit, reflecting continued strength in the home renovation market.
     Personal deposits grew by 5%, due mainly to an increase in term deposit balances and the ongoing success of the Money Master® High Interest Savings Account. Business deposits, including the Money Master for businessTM account, rose 11%, continuing the double-digit growth trend of the past several years.
     Assets under administration rose 14% to $111 billion, due primarily to growth in mutual funds and retail brokerage. Net asset inflows from new customers, as well as continued growth in our share of customers’ investment business, complemented market-driven gains.
Revenues
Total revenues were $5,395 million, up $230 million or 4% from last year. Net interest income increased by $82 million to $3,576 million in 2005, because of strong volume growth in assets and deposits. The interest margin declined year over year, largely reflecting increased customer preference for lower-yielding variable-rate mortgages, a flattening of the yield curve and
Domestic Banking Financial Performance

($ millions)	2005	2004	2003

Net interest income(1)	$3,576	$3,494	$3,430
Other income	1,819	1,671	1,528
Provision for credit losses	(274)	(317)	(272)
Non-interest expenses	(3,296)	(3,217)	(3,076)
Income taxes(1)	(566)	(522)	(547)

	1,259	1,109	1,063
Preferred dividends paid	(6)	(4)	(4)

Net income available to common shareholders	$1,253	$1,105	$1,059

Return on equity (%)	31.0	30.6	30.9
Average earning assets ($ billions)	123	112	101
Productivity ratio (1) (%)	61.1	62.3	62.0

(1)	Taxable equivalent basis.
Revenue by area

Taxable equivalent basis ($ millions)	2005	2004	2003

Retail and Small Business	$3,651	$3,550	$3,382
Commercial	833	820	828
Wealth Management	911	795	748

Total revenue	$5,395	$5,165	$4,958

increased use of more expensive wholesale deposits to fund strong retail asset growth.
     Other income for the year was $1,819 million, an increase of $148 million or 9%, driven primarily by retail banking and wealth management activities. Brokerage revenues rose $67 million or 14%, from greater customer trading activity due to improved equity markets, and higher fee-based assets. In addition, mutual fund revenues reached a record level, due to higher balances, reflecting in part the success of the Partners Portfolios and a revised management fee structure. Retail banking revenues rose from both volume increases and price changes.
Non-interest expenses
Non-interest expenses of $3,296 million remained well controlled in 2005, up a relatively modest $79 million or 2% from last year. The increase was due mainly to higher performance-based compensation, in line with stronger brokerage revenues. This was partly offset by lower mortgage acquisition and appraisal costs, as well as a decline in stock-based compensation, due to a smaller increase in the Bank’s share price in 2005. Salary costs were basically unchanged, as normal merit increases were offset by lower average staffing levels.
Credit quality
Provisions for credit losses were $274 million in 2005, down $43 million or 14% from last year, due to lower provisions in the commercial portfolio. Credit quality remained strong in the retail portfolio, with the ratio of loan losses to average loan balances improving one basis point from last year to 22 basis points. Furthermore, the consumer loan portfolio is 89% secured.
Outlook
We expect to maintain good growth in assets and deposits next year, although retail lending growth will likely moderate somewhat from the robust levels seen over the past two years, as interest rates rise and the housing and renovation markets slow. Increases in net interest income will continue to be tempered by pressure on the interest margin, but less so than the past two years. Credit quality is expected to remain fairly stable, with provisions for loan losses increasing in line with the growth in average loans.
Scotiabank 2005 Annual Report   53

MANAGEMENT’S DISCUSSION AND ANALYSIS
International Banking
2005 Achievements
•	In El Salvador, we acquired Banco de Comercio, giving us a market share of 19% after consolidation with our existing operations. We also acquired La General de Seguros, a Puerto Rican insurance company, to expand our product offering.

•	Named Bank of the Year in Mexico, Jamaica and the Caribbean by Latin Finance magazine.

•	Recognized as one of the 50 best employers in Mexico by The Great Place to Work Institute.

•	Opened a new representative office in Shanghai, the financial hub of China, positioning us to explore new business opportunities in this rapidly growing economy.

•	Continued to expand our delivery network, opening 16 branches in Mexico and continuing to roll out Internet banking, which is now in nine Caribbean countries.
2006 Priorities
•	Our objective is to obtain new customers by expanding our sales and delivery network, increasing advertising in Spanish-speaking markets and leveraging our strength in database marketing.

•	We will continue to actively seek acquisitions in the Caribbean, Central America and Latin America, with a secondary focus on Asia.

•	We will also continue to refine our International Banking Shared Services initiative to centralize back office processes, which will improve service quality and lower costs by taking advantage of economies of scale, allowing front line staff to focus on customer sales and service.

•	We are planning a number of major technological initiatives to improve efficiency and support growth in Internet and business banking.

•	We will continue to expand our product and service offering beyond traditional banking, in areas such as insurance and wealth management.
Business profile
International Banking operates in more than 40 countries, and includes Scotiabank’s retail and commercial banking operations outside of Canada. Through our network of more than 1,000 branches and offices and 2,100 ABMs, as well as telephone and Internet Banking, we provide a full range of financial services to almost three million customers.
     International Banking is organized into the following geographic regions: Caribbean and Central America, Mexico, Latin America and Asia Pacific.
Strategy
Our global growth strategy has three main components: organic growth, acquisitions and efficiencies. We are investing in high-growth markets, where we anticipate increased demand for financial services. We are also leveraging proven, bankwide capabilities to expand our product and service offerings, deepen customer relationships and increase sales productivity and operating efficiency through a shared services approach and common technology platforms.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	net income growth;

•	revenue growth (using normalized exchange rates);

•	productivity ratio;

•	loan loss ratio (specific provisions as a % of average loans and acceptances);

•	new customer acquisition; and

•	growth in number of multi-product customers.
54   Scotiabank 2005 Annual Report

BUSINESS LINES — INTERNATIONAL BANKING
Financial performance
International Banking continued to earn through the negative impact of a stronger Canadian dollar, with net income available to common shareholders in 2005 of $800 million. This was an increase of $82 million or 12% from last year, despite a negative impact of $62 million due to foreign currency translation. Return on equity was a solid 21.6%.
     While all regions contributed to this strong growth, the most significant was Scotiabank Inverlat in Mexico. Inverlat’s net contribution increased 28% from last year, dampened 5% by the negative impact of foreign currency translation. This increase was driven by strong loan growth and higher retail banking fees. Results in the Caribbean also improved, due primarily to lower loan losses and the acquisition of Banco de Comercio in El Salvador.
Assets and liabilities
Assets increased 2% during the year, or 9% before the impact of foreign currency translation. Underlying retail loan growth was a very strong 19%, particularly in mortgages, led by growth in Mexico, Chile and the Caribbean. Commercial loan growth was 6%. Underlying growth in low-cost demand and savings deposits was also strong at 11%, with increases in most Caribbean countries and in Mexico.
Revenues
Total revenues were $2,762 million in 2005, an increase of $163 million or 6% from last year. Total revenues were reduced by 6% or $158 million due to the negative impact of foreign currency translation.
     Net interest income was $1,969 million in 2005, an increase of $111 million or 6% from last year, despite a negative foreign currency translation impact of $117 million or 6%. The increase
International Banking Financial Performance

($ millions)	2005	2004	2003

Net interest income(1)	$1,969	$1,858	$1,987
Other income	793	741	776
Provision for credit losses	(70)	(70)	(73)
Non-interest expenses	(1,712)	(1,606)	(1,657)
Income taxes/non-controlling interest(1)	(174)	(201)	(393)

	806	722	640
Preferred dividends paid	(6)	(4)	(4)

Net income available to common shareholders	$800	$718	$636

Return on equity (%)	21.6	21.7	20.7
Average earning assets ($ billions)	50	49	52
Productivity ratio (1) (%)	62.0	61.8	60.0

(1)	Taxable equivalent basis
Revenue by area

Taxable equivalent basis ($ millions)	2005	2004	2003

Caribbean & Central America	$1,174	$1,149	$1,133
Mexico	1,090	978	1,066
Other	498	472	564

Total revenue	$2,762	$2,599	$2,763

was driven by strong asset growth in Mexico and the Caribbean, and the Banco de Comercio acquisition. Margins were up slightly, with variations in individual markets.
     Other income grew 7% year over year to $793 million, or 13% before the negative impact of foreign currency translation. The increase was due mostly to gains on the sale of emerging market securities and contributions from the newly acquired Banco de Comercio. These were partially offset by lower fee income from loan collection services associated with the Baninter acquisition in the Dominican Republic; these loan collection services are now complete. There was also strong growth in retail fees in Mexico and the Caribbean due to our credit card acquisition strategy, and higher wholesale revenues in Mexico.
Non-interest expenses
Non-interest expenses were $1,712 million in 2005, up 7% or $106 million from last year. Expenses would have been higher by 11%, but benefited from a positive 4% impact from foreign currency translation. Expenses rose due to the Banco de Comercio acquisition, higher salaries in Mexico and the Caribbean, credit card marketing initiatives and business-related growth in Mexico, and higher litigation costs.
Credit quality
The provision for credit losses was $70 million in 2005, unchanged from last year. Lower provisions in the Caribbean and Asia were offset by higher provisions in Mexico and Chile.
Outlook
We expect International Banking’s track record of earnings growth to continue in 2006, particularly in Mexico, the Caribbean and Central American region, and Chile. We anticipate further growth in assets and deposits, with an increased focus on sales effectiveness, and ongoing expansion of the delivery network. We continue to actively pursue acquisition opportunities in key markets. However, growth will be moderated by foreign currency translation, should the Canadian dollar continue to appreciate.
Scotiabank 2005 Annual Report     55

MANAGEMENT’S DISCUSSION AND ANALYSIS
Scotia Capital
2005 Achievements
•	Named Best Investment Bank in Canada by Global Finance magazine for the second year in a row, and also named Best Foreign Exchange Bank.

•	Acquired Waterous & Co., a leading global energy advisory firm. Combined with our existing business, we have an excellent opportunity to broaden our client base.

•	The derivatives team received several number one rankings in a third-party market survey.

•	Notable transactions during the year included:
– Acting as exclusive financial advisor to Kohlberg, Kravis & Roberts on its $3.2 billion purchase of Masonite International Corporation; and

– Acting as Grupo Comercial Chedraui’s financial advisor on its purchase of 30 retail stores from France’s Carrefour Group – one of the largest merger and acquisition deals of the year in Mexico.
2006 Priorities
•	In Canada, our objective is to be in the top three in all of our product areas, and to grow by launching new product initiatives.
•	In the U.S., we will take further steps to enhance credit risk management and increase cross-sell by leveraging our NAFTA capabilities.
•	We are targeting growing client segments, such as alternative asset managers, with new product offerings. As well, we are broadening our capabilities in specific markets with select traditional products, such as fixed income.
•	We will also begin to leverage the integration of the Mexican wholesale business of Scotiabank Inverlat to create a NAFTA corporate and investment banking platform.
Business profile
Scotia Capital is the corporate and investment banking arm of the Scotiabank Group, providing full-service coverage across the NAFTA region, as well as other selected niche markets globally. We offer wholesale financial products to corporate, government and institutional investor clients.
     Scotia Capital was reorganized into two main businesses, effective November 1, 2005. Global Corporate and Investment Banking provides corporate lending, equity underwriting and mergers & acquisitions advisory services. Global Capital Markets provides products and services such as fixed income; derivatives; foreign exchange; equity sales, trading and research; and, through ScotiaMocatta, precious metals.
Strategy
Our strategy remains focused on earning a good return on capital by building strong client relationships and carefully managing credit risk. Revenue growth is expected to come from leveraging our strengths across our NAFTA platform, and expanding our global capabilities in selected product areas such as derivatives and in selected industries, such as energy and mining.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	client profitability (ROE, improvement in cross-sell);

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances);

•	Value at Risk; and

•	daily trading profitability.
56     Scotia bank 2005 Annual Report

BUSINESS LINES — SCOTIA CAPITAL
Financial performance
Scotia Capital reported net income available to common shareholders of $915 million in 2005, a 12% increase year over year. The growth was due mainly to net loan loss recoveries in 2005, compared to a net provision for credit losses in 2004. In addition, record earnings were reported in Global Trading, with particularly strong results in derivatives. These were partly offset by the negative impact of foreign currency translation of $34 million and a reduction in corporate lending assets. Return on equity was 28.4% in 2005, a significant increase from the prior year.
Assets and liabilities
Corporate lending balances decreased 8% overall, and were down 16% in the U.S. and Europe, approximately half of which was due to the negative impact of foreign currency translation. The decline in lending volumes reflects continued high levels of market liquidity. In Canada, asset growth of 5% was achieved, the first increase in several years due to more robust client demand, particularly in the oil and gas sector.
Revenues
Total revenues were relatively flat at $2,169 million in 2005. Foreign currency translation reduced total revenues by $65 million. Net interest income fell $88 million or 9% to $849 million, while other income increased $93 million or 8% to $1,320 million. Revenue from Canadian operations increased 8%, due to stronger institutional equity trading results, higher new issue fees in investment banking, and the inclusion of four months of results from Scotia Waterous. These increases were partially offset by lower credit fees and a decline in net interest income in corporate banking, as tighter market pricing offset volume gains.
Scotia Capital Financial Performance

($ millions)	2005	2004	2003

Net interest income(1)	$849	$937	$1,179
Other income	1,320	1,227	1,289
Provision for credit losses	71	(106)	(549)
Non-interest expenses	(929)	(960)	(986)
Income taxes(1)	(390)	(275)	(262)

	921	823	671
Preferred dividends paid	(6)	(4)	(6)

Net income available to common shareholders	$915	$819	$665
Return on equity (%)	28.4	20.3	12.9
Average earning assets ($ billions)	112	109	119
Productivity ratio (1) (%)	42.8	44.4	40.0

(1)	Taxable equivalent basis.
Revenue by area

Taxable equivalent basis ($ millions)	2005	2004	2003

Canada	$733	$678	$707
U.S. and Europe	614	786	1,066
Global Trading	822	700	695

Total revenue	$2,169	$2,164	$2,468

     Corporate banking revenues in the U.S. and Europe decreased 22%, with lower interest income and credit fees, as a result of a decline in corporate loan volumes and tighter market pricing.
     Global Trading had a strong year, as revenues increased 18%, including record results in derivatives due to client-driven activity, and strong growth in fixed income revenues. Foreign exchange and precious metals had solid results, although dampened somewhat by the effect of foreign currency translation.
Non-interest expenses
Non-interest expenses were $929 million in 2005, a 3% decrease from 2004, due largely to the positive impact of foreign currency translation of $21 million and lower salary and benefit costs. These declines were partially offset by higher severance expenses and an increase in performance-related compensation, in line with improved results.
Credit quality
Scotia Capital reported net recoveries of $71 million in 2005, compared to net specific provisions for credit losses of $106 million last year. The improvement was primarily in the U.S. and Europe, where provisions declined $147 million and $33 million, respectively. There were net recoveries in Canada, although down slightly compared to the prior year. Net impaired loans continued to decline, particularly in the U.S., reflecting overall strong credit conditions.
Outlook
The outlook for the trading businesses remains positive, providing opportunities for growth in the coming year.As well, the Waterous acquisition will provide leverage for investment banking. In addition, while corporate lending markets remain highly liquid, volume and margin trends should provide opportunities for growth. However, we do not expect the same level of loan loss recoveries next year. Also, growth will be moderated by foreign currency translation, should the Canadian dollar continue to appreciate.
Scotiabank 2005 Annual Report     57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Other
Financial performance
The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to a business line.
     Net income available to common shareholders was $216 million in 2005, compared to $250 million in 2004. The decrease was due mainly to a smaller reduction in the general allowance for credit losses this year.
Revenues
Revenues decreased by $19 million from 2004, mainly from lower investment gains in Group Treasury.
     Net interest income was a negative $523 million in 2005, an improvement of $65 million from last year, mainly from higher dividend income.
     Net interest income includes the elimination of the gross-up of tax-exempt income. This amount is included in the operating segments, which are reported on a taxable equivalent basis and offset in this segment. This reduction was $326 million in 2005, compared to $274 million in 2004.
Other Financial Performance

($ millions)	2005	2004	2003

Net interest income(1)	$(523)	$(588)	$(350)
Other income	597	681	422
Provision for credit losses	43	103	1
Non-interest expenses	(106)	(79)	(12)
Income taxes(1)	212	137	(13)

	223	254	48
Preferred dividends paid	(7)	(4)	(2)

Net income available to common shareholders	$216	$250	$46

(1)	Taxable equivalent basis.
     Other income fell $84 million year over year. Investment gains were $60 million lower in Group Treasury, primarily from a decline in bond gains, partially offset by increased gains on equity investments. In addition, in 2005, a gain of $118 million was realized on the sale of a portion of the Bank’s investment in Shinsei Bank, compared to a $125 million gain realized in 2004.
Credit quality
The provision for credit losses included a $45 million reduction in the general allowance for credit losses in 2005, compared to a $100 million reduction in 2004.
Income taxes
The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $52 million higher than last year.
Outlook
In light of current and expected financial market conditions, gains on the sale of investment securities are expected to decline somewhat in 2006.
     The general allowance may be further reduced if the positive trends in economic and business conditions continue.
58   Scotiabank 2005 Annual Report

RISK MANAGEMENT
Risk Management
Risk management overview
Risk, to varying degrees and in different forms, is present in virtually all business activities of a financial services organization. In certain activities, risk is assumed as a means of generating revenue, while in other activities, risk exists by virtue of engaging in the activity. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are predictable and within the Bank’s risk tolerance parameters, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. The Bank’s risk management framework is designed to achieve this balance.
     Taking properly evaluated and quantified risks is critical to the success of our business activities. Risks to which the Bank is exposed fall into one or more of the following categories:

1.Credit	4. Operational
2.Market	5. Reputational
3.Liquidity	6. Environmental
     The Bank’s Global Risk Management group is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. The framework is integrated with the Bank’s strategy and business planning processes. The effectiveness of this framework is enhanced by strong risk governance, which includes active participation of the Board of Directors, senior executive and business line management in the risk management process. The framework has four main components:
     Each of the components utilized within this risk management framework is continually reviewed and updated to ensure consistency with risk-taking activities.
     As an outcome of the processes used to identify and assess risk, the components of the risk management framework are reviewed and adjusted periodically to ensure they are relevant to the risk-taking activities and strategies of the Bank.
Scotiabank’s risk management framework
Policies & limits
Policies define the Bank’s overall risk appetite and are developed based on the requirements of regulatory authorities and input from the Board of Directors and senior executive management. Policies also provide guidance to the businesses and risk management units by setting the boundaries on the types of risks the Bank is prepared to assume.
     Limits are set for two purposes. First, limits ensure risk taking activities will achieve predictable results within the tolerances established by the Board of Directors and senior executive management. Second, limits establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.
Guidelines
Guidelines are the directives provided to implement policies as set out above. Generally, these describe the facility types, quantum and conditions under which the Bank is prepared to do business on an ongoing basis. These may change from time to time due to market or other circumstances. Risk taking outside of these guidelines is usually approved by either the Bank’s Senior Credit Committees, Market Risk Management & Policy Committee or Risk Policy Committee.
Processes & standards
Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation.
Measurement, monitoring and reporting
Measurement tools quantify risk across products and businesses and are used, among other things, to determine risk exposure. Global Risk Management is responsible for developing and maintaining an appropriate suite of such tools to support the operations of the various business lines.
     Reporting tools are also required to aggregate measures of risk across products and businesses for the purposes of ensuring compliance with policies, limits and guidelines and providing a mechanism for communicating the quantum, types and sensitivities of the various risks in the portfolio. This information is used by the Board and senior executive management to understand the Bank’s risk profile and the performance of the portfolio against defined goals.
     Internal Audit independently monitors the Bank’s risk management framework. Audit’s work includes an evaluation of the design and operating effectiveness of the Bank’s risk management framework, including compliance with policies and procedures and adherence to related internal controls over the identification, measurement, management, monitoring and reporting of risks.
Scotiabank 2005 Annual Report   59

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Bank implements its risk management framework using a committee structure, as outlined below:
Risk Governance
Risks are managed within policies and limits approved by the Board of Directors and in accordance with the governance structure outlined below:
Board of Directors &/or Board Committees:
Reviews and approves risk management strategies, policies, standards and key limits.
Senior Management Committees:
Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.
Senior Credit Committees: adjudicate corporate and commercial credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees that authorize major credit policy changes for retail and small business credits.
Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.
Reputational Risk Committee: reviews structured finance transactions, loans, merchant banking transactions, underwriting and other transactions or new products referred by business lines or the Senior Credit or Market Risk Management and Policy committees, to ensure that the Bank is, and is seen to be, acting legally with high ethical standards.
Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, and trading and investment portfolio decisions.
Strategic Transaction Investment Committee: reviews and approves all potential acquisitions, investments and strategic initiatives that require a major allocation of the Bank’s capital.
Systems Planning and Policy Committee: reviews and approves significant business initiatives involving system and computing facilities in excess of designated executive approval limits.
60   Scotiabank 2005 Annual Report

RISK MANAGEMENT
Credit Risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk is created in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.
Credit risk management strategies setting out target markets and risk tolerances are developed at an all-Bank level, and then further refined at the business line level. These strategies are reviewed by the Risk Policy Committee, which in turn recommends the key overall strategies to the Executive and Risk Committee of the Board for approval on an annual basis. Once approved, the credit risk strategies form part of the policies that govern credit risk.
Corporate and Commercial
Portfolio management and risk diversification are key considerations used to determine policies and limits. Credit risk limits covering specified industries, countries, and single name/aggregation exposure are reviewed and approved by the Board of Directors annually and applied through the credit origination process.
     Consistent with the Board-approved limits, corporate and commercial credit exposures are segmented into major industry groups. The risks in these industry groups are managed through limits, and lending criteria and guidelines relevant to each particular industry. Borrower limits are set within the context of established guidelines for individual borrowers, particular industries, countries and certain types of lending to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss on borrower default. Risk is also mitigated through the selective sale of loans.
     The decision-making process for corporate and commercial credit exposures is intended to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. All significant credit requests are processed through the credit adjudication units of Global Risk Management for analysis and recommendation. Within the risk management framework, these credit units have defined authority levels appropriate to the size and risk of each transaction. Where the decision is beyond these authority levels, the credit unit will make a recommendation and refer the request to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain transactions to the Risk Policy Committee. In certain cases, these must be referred to the Board of Directors.
     The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: analysis of the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; geopolitical risk; and the borrower’s management. Based on this assessment, a risk rating is assigned to the individual borrower or counterparty. A separate risk rating is also assigned at the facility level, taking into consideration additional factors that affect the amount of loss in the event of a default of the facility such as security, seniority of claim, structure and term. While the Bank applies different methodologies to arrive at risk ratings for the various unique portfolios, all risk ratings are assigned using the same 18-category risk rating system. The risk rating determines the level of seniority at which the credit decision can be made, and is an input to loan pricing, the assignment of economic capital and the computation of the general allowance for credit losses. The Bank periodically reassesses its risk rating methodologies and makes enhancements when necessary.
     In making credit adjudication decisions, a number of other factors are also considered, including industry and country limits, and single name and connection concentration limits. Various internal and external modeling techniques are used to supplement the risk analysis of individual borrowers and credit portfolios. In addition, a risk-adjusted return on equity profitability model is used to provide an assessment of each credit application to ensure the client and transaction structure offers an appropriate return for a given level of risk. For the corporate and domestic commercial portfolios, the Loan Portfolio Management Group independently reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.
     Individual credit exposures are regularly monitored for any signs of deterioration by both the business line units and Global Risk Management. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgment of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a separate group within Global Risk Management for monitoring and resolution.
     Banking units and Global Risk Management review the various segments of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio and determine whether corrective action needs to be taken. These reviews include the examination of the risk to particular industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, the Executive and Risk Committee of the Board of Directors. The Risk Policy Committee makes recommendations to the Board of Directors or the
Scotiabank 2005 Annual Report   61

MANAGEMENT’S DISCUSSION AND ANALYSIS
Executive and Risk Committee regarding amendments to credit policies, including limit adjustments for various industries and countries.
Consumer
The decision-making process for consumer and small business loans is intended to ensure that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by proprietary adjudication software.
     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is customer rather than product focused. We believe that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. Our adjudication software calculates the maximum debt for which the customer qualifies. This allows customers to choose the products that satisfy all of their credit needs. International Banking is developing systems and capturing data to develop a similar approach to underwriting and risk modeling.
     All significant credit scoring and policy changes proposed by the business line require analysis and recommendation by Global Risk Management, which is independent of the business line, and approval by the appropriate Senior Credit Committee. All credit scoring models are subject to ongoing validation and independent review by Global Risk Management.
Consumer credit portfolios are reviewed monthly to determine emerging trends in loan quality and to assess whether corrective action is required.
Portfolio review
Corporate and commercial
Scotia Capital’s performance trends continued to improve on a year-over-year basis, with the most significant improvements in loan losses and impaired loan formations in the U.S. portfolio. There are a number of factors contributing to this trend. The overall credit environment has improved. Also, the application of risk and portfolio management strategies has resulted in a decline in both existing problem loans and the formation of new problem loans.
     The domestic and international commercial portfolios remained in good condition, as loan loss provisions in both portfolios declined on a year-over-year basis.
     Overall, the credit quality of the Bank’s corporate and commercial portfolio has remained stable year over year.
Domestic retail
Overall credit quality in the consumer portfolio continued to be excellent. Total retail reportable delinquency (dollars of assets two or more months in arrears, divided by total outstanding assets) was 1.36%, virtually unchanged from last year. As well, the provision for credit losses in the domestic retail portfolio was 22 basis points of average assets, an improvement of one basis point from last year. Portfolio quality continues to benefit from high levels of security, with nearly 90% of retail loans being secured by an underlying asset such as a house or car. This high level of security reflects the growth in Scotia Total Equity Plan lending, where all products, even lines of credit and credit cards, are secured. Currently, 63% of the ScotiaLine line of credit and ScotiaLine VISA* portfolios are secured.
* VISA Int./Lic. User The Bank of Nova Scotia
International retail
Credit quality is at acceptable levels within the risk tolerances that have been set for our international retail portfolio. Total reportable retail delinquency rates and provisions for credit losses in this portfolio have been improving over the last five years. In 2005, delinquency rates and provisions remained within approved tolerance levels, notwithstanding the significant loan growth in the Scotiabank Inverlat portfolio.
Risk diversification
The Bank’s exposures to various countries and types of borrowers are diversified, as shown in the following charts and in Tables 16 and 17 on pages 77 and 78. Table 16 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 42% of the total. Outside of Canada, Latin America has the largest concentration with 8% of the total. Table 17 shows loans and acceptances by type of borrower.

62   Scotiabank 2005 Annual Report

RISK MANAGEMENT
Excluding loans to households, the largest concentrations are in financial services, real estate and construction, and wholesale and retail distribution with 5.5%, 3.5% and 3.0% respectively, of total loans and acceptances.
     The Bank actively monitors industry concentrations, currently focusing on those industries affected by higher oil and commodity prices, and the strengthening of the Canadian dollar. The North American automotive industry is a sector that the Bank is carefully monitoring, due to a number of challenges in both the manufacturer and supplier segments. The forestry industry is also exhibiting signs of stress. The Bank does not have significant concerns with the level of its exposure to either of these two industries, due to proactive decisions taken in previous years to mitigate risk exposures. As in the case of all industry concentra-tions, the Bank continues to closely monitor developing trends and take additional steps to mitigate risk as warranted.
Risk mitigation
To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2005, loan sales aggregated $655 million, compared to $630 million in 2004. At October 31, 2005, credit derivatives used to mitigate exposures in the portfolios aggregated $444 million, compared to $500 million at October 31, 2004.
Market Risk
Market risk is the risk of loss of value in the Bank’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and commodity and equity prices. The Bank assumes market risk in both its trading and non-trading (funding and investment) activities.
Interest rate risk is the risk of loss due to adverse changes in interest rates.
Foreign exchange risk is the risk of loss due to adverse movements in foreign currency rates.
Equity risk is the risk of loss due to adverse movements in the level of the equity markets or in individual equity prices.
Commodities risk is the risk of loss due to adverse changes in commodity rates and prices.
Credit spread risk is the risk of loss due to adverse changes in the market price of credit, or the creditworthiness of a particular issuer.

Funding	Investments	Trading
Interest rate risk	Interest rate risk	Interest rate risk
Foreign exchange risk	Foreign exchange risk	Foreign exchange risk
	Equities risk	Equities risk
	Credit spread risk	Commodities risk
Credit spread risk
Risk Measurement Summary
Value at Risk
Value at Risk (VAR) is an estimate, within a given level of statistical confidence, of the potential for loss of value that could result from holding a position for a specified period of time. For trading books, VAR is calculated daily at a 99% confidence level, for a one-day holding period, using historical simulations based on 300 days of market data. The quality of the Bank’s VAR is validated by ongoing back testing analysis, in which the VAR is compared to theoretical and actual profit and loss results. VAR is also used to evaluate risks arising in certain funding and investment portfolios.
Stress testing
VAR measures potential losses in normally active markets. Stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to over 50 stress tests on a daily basis, and over 200 stress tests on a monthly basis. From time to time, the Bank also evaluates risk in its investment portfolios, using stress tests based on specific market events.
Sensitivity analysis and simulation modeling
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.
Gap analysis
Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates. A liability gap occurs when more liabilities than assets are subject to interest rate changes during a given time period. Conversely, an asset-sensitive position arises when more assets than liabilities are subject to rate changes.
Scotiabank 2005 Annual Report 63

MANAGEMENT’S DISCUSSION AND ANALYSIS
     The Board of Directors reviews and approves all-Bank market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and provide oversight over the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.
     Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting and proposals for standards. The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk, stress testing, sensi-tivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques is noted in the Risk Measurement Summary on the previous page. Models are independently validated prior to implementation and are subject to formal periodic review.
     To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis by Global Risk Management and back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type. The Board also receives regular reports on key risk exposures and performance covering various business lines.
Funding and investment activities
Market risk arising from the Bank’s funding and investment activities are identified, managed and controlled through the Bank’s asset liability management processes. The Liability Committee meets weekly to review risks and opportunities, and evaluate performance.
Interest rate risk
The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.
     The table below shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at October 31, 2005, and the chart below illustrates trends in one-year interest rate gaps. As at October 2004, the Bank had a moderate one-year asset gap in Canadian dollars. During fiscal 2005, this asset gap exposure was increased in anticipation of higher interest rates. The Canadian dollar margin declined in 2005 as a result of a flattening of the yield curve, a shift in customer preferences toward lower yielding variable rate mortgages, and the funding of retail asset growth, in part through wholesale deposits.
Table 12 Interest rate gap

				Non-interest
Interest rate sensitivity position(1)	Within	3 to 12	Over	rate
As at October 31, 2005 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$122.1	$17.4	$45.8	$6.3	$191.6
Liabilities	107.3	23.7	42.9	17.7	191.6

Gap	14.8	(6.3)	2.9	(11.4)
Cumulative gap	14.8	8.5	11.4	—

Foreign currencies
Assets	91.0	8.8	15.6	7.0	122.4
Liabilities	100.9	4.1	1.5	15.9	122.4

Gap	(9.9)	4.7	14.1	(8.9)
Cumulative gap	(9.9)	(5.2)	8.9	—

Total
Gap	$4.9	$(1.6)	$17.0	$(20.3)
Cumulative gap	4.9	3.3	20.3	—

As at October 31, 2004:
Gap	$7.6	$(4.5)	$16.4	$(19.5)
Cumulative gap	7.6	3.1	19.5	—

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.
64   Scotiabank 2005 Annual Report

RISK MANAGEMENT
     The Bank maintained a one-year liability gap in foreign currencies throughout fiscal 2005. These exposures were modest during the first half of the fiscal year and trended higher in the last half of the year. Overall, foreign currency margins decreased slightly in 2005.
     Based on the Bank’s interest rate positions at year end 2005, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after tax by approximately $42 million over the next 12 months. During fiscal 2005, this measure has ranged between $41 million and $84 million. This same increase would reduce the after-tax present value of the Bank’s net assets by approximately $413 million. During fiscal 2004, this measure has ranged between $311 million and $413 million.
Foreign currency risk
Foreign currency risk arising from the Bank’s funding and investment activities includes that from the Bank’s net investments in self-sustaining foreign operations (subsidiaries, branches and associated corporations) and from its net corporate foreign currency positions. The Bank’s corporate foreign currency positions generally comprise foreign currency profits earned in its domestic and foreign branches.
The Bank’s exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit and is reviewed quarterly by the Liability Committee. When economically feasible, the Bank may hedge this exposure by funding the investments in the same currency, or with other financial instruments, including derivatives. In accordance with GAAP, foreign currency translation gains and losses from net investments in self-sustaining foreign operations are recorded in the cumulative foreign currency translation account within shareholders’ equity. While gains/losses on net investments may increase/reduce the Bank’s capital, depending on the strength or weakness of the Canadian dollar against other currencies, the Bank’s regulatory capital ratios are not materially affected, since the risk-weighted assets of the foreign operations rise or fall in about the same proportion as the change in capital.
     The Bank is subject to foreign currency translation risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars and Mexican pesos, are projected over a number of future fiscal quarters. The Liability Committee assesses economic data and forecasts and decides on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments would normally include foreign currency spot and forward contracts, as well as foreign currency options. Some of these economic hedges may not qualify for hedge accounting under current accounting rules, so there is a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with GAAP, foreign currency translation gains and losses from corporate positions are recorded in earnings.
     The translation effect of the strengthening of the Canadian dollar on the Bank’s earnings is summarized on page 33. In the absence of hedging activity, a one per cent increase (decrease) in the Canadian dollar against all the currencies in which we operate, decreases (increases) our earnings by approximately $23 million before tax. A similar change in the Canadian dollar would decrease (increase) the foreign currency translation account in shareholders’ equity by approximately $81 million.
Investment portfolio risks
The Bank holds investment portfolios for liquidity, longer-term capital appreciation or attractive after-tax yields. These portfolios expose the Bank to interest rate, credit spread and equity risk. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.
     As at October 31, 2005, the market value of the Bank’s investment portfolios was $1,035 million over book value, compared to a surplus of $1,048 million over book value at the end of fiscal 2004.
Trading activities
Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and aggregate VAR and stress testing limits. The Board reviews VAR and stress testing results quarterly. Within the Board-approved framework, the Market Risk Management and Policy Committee establishes detailed trading policies, product and risk limits, including VAR limits by business line.
     Global Risk Management independently develops, executes and analyzes stress testing, sensitivity analysis, VAR calculations and valuation processes; develops models used for limit monitoring and financial reporting purposes; and reviews and participates in new product development. Models and policies are subject to formal periodic review.
     Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or Global Risk Management units on a regular basis. These units also provide profit and loss reporting, as well as VAR and limit
Scotiabank 2005 Annual Report 65

MANAGEMENT’S DISCUSSION AND ANALYSIS
compliance reporting to business unit management and executive management for evaluation and action where appropriate.
     In fiscal 2005, the one-day VAR for trading activities averaged $7.6 million, compared to $8.8 million in 2004. The decline in VAR was due primarily to reduced interest rate risk. The following table shows the VAR by risk factor.
One-day VAR by risk factor ($ millions)

	2005				2004
	Year				Year
	end	Avge.	High	Low	end	Avge.	High	Low

Interest rate	4.6	6.0	13.0	3.1	3.6	7.9	19.5	2.6

Equities	4.3	3.9	6.0	1.7	4.0	4.3	8.3	2.1

Foreign exchange	1.0	2.0	6.9	0.2	1.5	1.4	3.2	0.2

Commodities	1.7	1.0	2.5	0.1	0.7	0.8	1.8	0.4

Diversification effect	(5.0)	(5.3)	N/A	N/A	(4.5)	(5.6)	N/A	N/A

All-Bank VAR	6.6	7.6	15.9	4.9	5.3	8.8	19.0	4.2
     The histogram below shows the distribution of daily trading revenue for fiscal 2005. Trading revenue averaged $3.6 million per day, compared to $3.0 million for 2004. Revenue was positive on more than 95% of trading days during the year, compared to 92% in 2004. During the year, the largest single day loss was $4.0 million.
Derivative instruments and structured transactions
Derivatives
The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.
     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted earlier under Trading Activities. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.
     To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Note 23 to the consolidated financial statements on page 125 summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type. Over half of the notional value of the Bank’s derivative instruments mature within one year, while 88% mature within five years. Investment grade counterparties account for 85% of the credit risk amount arising from the Bank’s derivative transactions, compared to 88% last year.
     The Bank’s use of credit derivatives increased year over year, as notional principal amounts rose by $2.3 billion to $21.1 billion. The growth was in the Bank’s trading businesses, where the activity includes trading with customers, structured transactions and modest proprietary trading. Net credit derivative trading exposures were not significant. The Bank also transacts credit derivatives in its investment and loan portfolios. Credit protection sold is used as an alternative to bond or loan assets, while credit protection bought is used to manage credit exposures. As at October 31, 2005, the notional value of credit default swaps sold in the investment and credit portfolios was $0.4 billion and the notional value bought was $0.4 billion.

66   Scotiabank 2005 Annual Report

RISK MANAGEMENT
     Derivative products used for asset/liability management (non-trading) purposes are economic hedges. They must meet specified designation, documentation and effectiveness testing requirements to qualify for hedge accounting treatment. Further details on the accounting for derivatives can be found in Note 1 of the 2005 consolidated financial statements on page 98.
Structured transactions
Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign off by trading management, Global Risk Management, Taxation, Finance and Legal Departments. All large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.
     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.
Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.
Managing liquidity risk is essential to maintaining the confidence of depositors and counterparties. It is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
     The key elements of the framework used to manage liquidity risk are:
•	Setting limits to control the key elements of risk — Limits are in place for net cash outflows over specified short-term time horizons, as well as for minimum liquid asset inventories.

•	Measuring and forecasting cash commitments — On- and off-balance sheet cash flows are monitored on a daily basis.

•	Diversifying funding sources — The Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•	Maintaining appropriate holdings of core liquid assets — The Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market or enterprise specific environments. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

•	Conducting regular liquidity crisis stress testing — The Bank performs liquidity crisis stress testing on a quarterly basis to evaluate the effect of extreme market or enterprise specific conditions on the Bank’s liquidity.

•	Maintaining liquidity contingency plans — The Bank’s liquidity contingency plan provides the framework from which to determine appropriate action plans in the event of a liquidity crisis.
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations, as shown in Table 13 on page 68. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2005, liquid assets were $82 billion (2004 —$69 billion), equal to 26% of total assets versus 25% the previous year. These assets consist of securities, 75% (2004 — 75%), and cash and deposits with banks, 25% (2004 — 25%).
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at October 31, 2005, total assets pledged or sold under repurchase agreements were $48 billion (2004 — $33 billion). The year-over-year increase was due to a higher level of securities sold under repurchase agreements, as well as to an increase in assets pledged with respect to securities borrowed and securities lent.
Funding
The Bank ensures that its funding sources are well-diversified. Funding source concentrations are regularly monitored and analyzed by type and by industry. The principal sources of funding are capital, deposits drawn from retail and commercial clients in the Bank’s extensive domestic and international branch network, and wholesale funding. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core
Scotiabank 2005 Annual Report 67

MANAGEMENT’S DISCUSSION AND ANALYSIS
deposits of the Bank’s retail and commercial clients, were $152 billion as at October 31, 2005, versus $146 billion last year. This increase was attributable primarily to higher balances of demand and notice deposits and personal term deposits. As at October 31, 2005, the Bank’s core funds represented 48% of total funding (2004 — 52%).
Contractual obligations
The table on the right provides aggregated information about the Bank’s contractual obligations as at October 31, 2005, which affect the Bank’s liquidity and capital resource needs. The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), other short-term financing arrangements, lending commitments and pension and other retirement benefit obligations, which are discussed in Notes 10, 22, 21 and 17, respectively, of the 2005 consolidated financial statements.
     The Bank has a number of note issuance programs to broaden its base of term funding. The Bank raises term funding through a number of different issuance programs in order to diversify its sources of funds. In 2005, the Bank issued $2,936 million in euro-medium term notes, $5,243 million in the domestic market and $733 million of Yankee certificates of deposit and other instruments. Subordinated debentures are issued periodically as part of the Bank’s capital funding program. There was no change in the amount of subordinated debentures outstanding in 2005.
     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.
Contractual Obligations

	Under			Over
($ millions)	1 year	1-3 years	4-5 years	5 years	Total

Term funding
Wholesale deposit notes	3,453	7,973	2,892	498	14,816
Euro MTN	2,356	3,622	1,194	—	7,172
Subordinated debentures	—	295	—	2,302	2,597
Other long-term liabilities	—	386	350	518	1,254

Subtotal	5,809	12,276	4,436	3,318	25,839
Operating leases	152	227	142	194	715
Outsourcing obligations	199	321	177	472	1,169

Total	6,160	12,824	4,755	3,984	27,723
     The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $176 million in 2005.
     The Bank has entered into two major outsourcing contracts. The largest is a seven-year contract with IBM Canada signed in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, ABMs and desktop computing environment. This contract was expanded in 2005 to include data centre operations in the Caribbean and Central America and Mexico. The second is a three-year contract, with two optional five-year renewals, signed in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. Both outsourcing contracts are cancellable with notice.
Capital commitments
Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.
Table 13 Liquidity

For the fiscal years ($ millions)	2005	2004	2003	2002	2001

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$481	$356	$647	$868	$1,062
Deposits with other banks	1,770	1,255	1,382	686	1,124
Securities	39,361	32,211	34,234	30,310	25,284
Call and short loans	—	—	—	—	—

	41,612	33,822	36,263	31,864	27,470

Foreign currency liquid assets
Cash and deposits with Bank of Canada	3,142	2,624	2,388	2,370	2,147
Deposits with other banks	15,112	12,920	16,163	16,348	15,827
Securities	22,180	19,344	20,254	16,194	17,702
Call and short loans	—	—	—	—	291

	40,434	34,888	38,805	34,912	35,967

Total liquid assets
Cash and deposits with Bank of Canada	3,623	2,980	3,035	3,238	3,209
Deposits with other banks	16,882	14,175	17,545	17,034	16,951
Securities	61,541	51,555	54,488	46,504	42,986
Call and short loans	—	—	—	—	291

	$82,046	$68,710	$75,068	$66,776	$63,437

Liquid assets as a % of total assets	26.1%	24.6%	26.3%	22.5%	22.3%

68 Scotiabank 2005 Annual Report

RISK MANAGEMENT
     Total capital expenditures were $171 million in 2005, up from $158 million in 2004. For 2005, 36% of this spending was technology-related, particularly for branch equipment, new ABMs and computer hardware. Real estate spending comprised the remaining 64% of capital expenditures for 33 new branches and offices, and the renovation or expansion of existing locations.
Operational Risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.
The Bank has developed policies, standards and assessment methodologies to ensure that operational risk is appropriately identified, managed and controlled. The governing principles and fundamental components of the Bank’s operational risk management approach consist of:
•	Accountability in the individual business lines for management and control of the significant operational risks to which they are exposed.

•	A robust internal control environment.

•	An effective organization structure through which operational risk is managed, including:
•	A Board of Directors responsible for sound corporate governance.

•	Executive management who have clearly defined areas of responsibility.

•	A central operational risk management unit responsible for developing methods to identify, assess and monitor operational risks.

•	Independent specialist units responsible for developing methods to control/mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks.

•	Separation of duties between key functions.

•	An independent internal audit department responsible for verifying, through regular risk-based audits, that significant risks are identified and assessed, and for determining whether appropriate controls are in place to ensure that overall risk is at an acceptable level.
•	A program designed to promote compliance and manage compliance risk through an estabished network and a process that includes the conduct of compliance risk assessments, implementation of policies and procedures, training, monitoring and issue resolution.

•	An operational risk management framework, consisting of processes and controls to identify, assess, monitor and manage operational risk, such as risk control self-assessments, measurement and reporting of operational risk, business continuity planning, and risk mitigation through insurance, where feasible and appropriate.
The Bank’s central operational risk management unit is part of Global Risk Management, and is responsible for:
•	The Bank’s risk control self-assessment program, which entails formal reviews of significant operations to identify and assess operational risks. This program provides a basis for management to ensure that appropriate and effective controls and processes are in place on an ongoing basis to mitigate operational risk and, if not, that appropriate corrective action is being taken. Where appropriate, business line management develops action plans to mitigate identified risks. Results of these reviews are summarized and reported to executive management.

•	The Bank’s centralized operational loss event database, which captures key information on operational losses. The scope of operational loss event data captured within the centralized database continues to be enhanced. This data is analyzed, benchmarked against external data, and reported to executive management.
Reputational Risk
Reputational risk is the risk that negative publicity regarding Scotiabank’s business practices, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.
Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.
     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational Risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. The activities of the Legal Department, Corporate Secretary, Public, Corporate & Government Affairs and Compliance departments, and the Bank’s Reputational Risk Committee, are particularly oriented to the management of reputational risk.
Scotiabank 2005 Annual Report 69

MANAGEMENT’S DISCUSSION AND ANALYSIS
     In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. The Bank has an established, Board-approved Reputational Risk Policy, as well as a policy and procedures for managing reputational and legal risk relative to structured finance transactions. Global Risk Management plays a significant role in the identification and management of this reputational risk related to credit underwriting. Identified reputational risk issues are referred to the Reputational Risk Committee for adjudication. In addition, the Reputational Risk Committee is available to support other risk management committees and business units with their assessment of reputational risk associated with products and transactions.
     The Committee considers a broad array of factors when assessing transactions, to ensure that they meet high ethical standards. These factors include: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the trans-action on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.
     The Committee may impose conditions on customer trans-actions, including customer disclosure requirements to promote transparency in financial reporting, to ensure that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.
Environmental Risk
Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.
To safeguard the Bank and the interests of its stakeholders, Scotiabank implemented an environmental policy in 1991 which, with Board approval, has been periodically updated. This policy — which guides our day-to-day operations, lending practices, supplier agreements and the management of our real estate holdings — is supplemented by specific policies and practices relating to individual business lines.
     The Scotiabank Environmental Lending Policy ensures appropriate consideration is given to environmental risks associated with the business operations of each borrower. Such considerations are factored into the Bank’s credit evaluation procedures. Global Risk Management has primary responsibility for establishing the processes and standards associated with this risk. Decisions are taken in the context of the risk management framework discussed on page 57.
     In 2005, the Bank’s environmental risk practices in the area of project finance were further enhanced with the adoption of the Equator Principles. These are environmental and social guidelines for project finance transactions with a capital cost of US$50 million or higher, set by the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.
     Environmental concerns also play a prominent role in shaping our real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. In order to further reduce the Bank’s environmental footprint, we are in the process of developing and implementing more definitive management processes on energy and paper use.
     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements, such as the Government of Canada’s Climate Action Plan, through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank recognizes that climate change is a leading environmental risk for the Bank, for our customers and Canadians more generally. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role of banks in helping to address the issues of climate change, protection of biodiversity, and promotion of sustainable forestry practices, and we are currently in the process of reviewing our policies in these areas.
     For more information on Scotiabank’s environmental policies and practices, please refer to our annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com.
70 Scotiabank 2005 Annual Report

CONTROLS AND ACCOUNTING POLICIES
Controls and accounting policies
Controls and procedures
Management’s responsibility for financial information contained in this Annual Report is described on page 92. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed this Annual Report, and the Board of Directors has reviewed and approved this Annual Report prior to its release. The Bank is committed to providing timely, accurate and balanced disclosure of all material information about the Bank and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on the Bank’s website.
     As of October 31, 2005, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of, and with the participation of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO). In addition, the Bank’s management has assessed whether, during the 2005 fiscal year, there have been any significant changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Bank’s management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure. Internal control over financial reporting is a process designed by, or under the supervision of, senior management, to provide reasonable assurance regarding the reliability of financial reporting and prepa-ration of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles.
     The Bank’s management, including the CEO and the CFO, does not expect that the Bank’s disclosure controls or internal control over financial reporting will prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Bank have been detected. The Bank is continually evolving and enhancing its systems of controls and procedures.
     Based on the evaluation of disclosure controls and assessment of changes in internal control over financial reporting, the CEO and the CFO have concluded that, subject to the inherent limitations noted above:
•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank is made known to management on a timely basis, and is fairly presented in all material respects in this Annual Report; and

•	during the 2005 fiscal year, to the best of their knowledge and belief, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
     Current SEC rules will require the CEO and CFO to certify annually that they have evaluated the effectiveness of the design and operation of internal control over financial reporting and to provide an annual report on internal control over financial reporting. During 2005, the application of this rule was deferred and will be applicable to the Bank for the fiscal year ending October 31, 2006. In addition, a similar requirement is expected to be introduced by the Canadian securities regulatory authorities commencing in 2007. The Shareholders’ Auditors will be required to attest to and report on management’s assessment. A significant effort is under way to meet this new reporting requirement.
Critical accounting estimates
The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this Annual Report. The significant accounting policies used in preparing the Bank’s consolidated financial statements are summarized in Note 1 to those statements. Certain of those policies are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because they require management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances.
Scotiabank 2005 Annual Report 71

MANAGEMENT’S DISCUSSION AND ANALYSIS
Allowance for credit losses
The allowance for credit losses adjusts credit-related assets for probable incurred credit losses to their estimated net realizable value and is comprised of both specific allowances and a general allowance. Management determines the allowance for credit losses based upon its best estimate of the probable incurred credit-related losses existing in the portfolio of deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. Management reviews credit quality on a regular basis in order to determine the adequacy of the allowance for credit losses. This process inherently involves the use of many estimates and subjective judgments at many levels, including identifying credits that are impaired, considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. Changes to these estimates, or the use of different but also reasonable judgments and estimates, could have a direct impact on the provision for credit losses and could result in a change in the related allowance.
     In determining specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on evidence available about the individual borrower. If there is no longer reasonable assurance that interest and principal payments will be paid on a timely basis, the loan will be classified as impaired. In estimating net realizable value, the amount and timing of future cash flows, the fair value of any underlying security placed as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors are taken into consideration.
     Specific allowances are determined on a group basis for homogenous portfolios, including credit card loans, certain personal loans and certain international residential mortgages. A formula method is used that takes into account recent loss experience to estimate the probable losses inherent in the portfolio.
     With the improvement in credit quality in the loan portfolio, particularly in Scotia Capital, management’s best estimate of incurred losses on impaired loans resulted in a reduction in the specific provisions for credit losses in 2005 compared to 2004.
     The general allowance is an estimate of probable incurred losses inherent in the portfolio of loans and loan commitments that have not yet been specifically identified on an individual basis as impaired. The methodology used to determine the appropriate level of the general allowance is based on numerous factors, including historical default probabilities, loss severity in the event of default and exposure at default. The Bank applies estimates of these parameters in an internally developed model to arrive at an initial quantitative estimate of the general allowance. Any material change in the above parameters or assumptions would affect the range of expected credit losses and consequently may affect the general allowance level. If either the probability of default or the loss severity parameters for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $65 million (2004 – $60 million).
     Senior management then forms a judgment as to whether adjustments are necessary to the initially calculated amounts for the general allowance, to take account of portfolio conditions not reflected in historically-based credit parameters. Considerations include observable data, such as economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies. The estimated general allowance is reviewed each quarter to ensure the amount is appropriate in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.
     The mix of certain of the economic trends and business conditions factored in the general allowance calculation were more favourable this year, consistent with the improved credit conditions and the credit quality of the portfolio. This led to a net reduction to the general allowance in 2005 of $45 million (2004 — $100 million). The general allowance may be further reduced in 2006 if the positive trends in economic and business conditions continue.
Fair value of financial instruments
The Bank’s trading portfolios, which are primarily comprised of securities and derivatives held for trading purposes, are carried at fair value on the Consolidated Balance Sheet. Changes in the fair values of trading instruments are recognized immediately in the Consolidated Statement of Income (see Note 1 for further details on significant accounting policies).
     Trading securities are normally valued using quoted market prices. Most trading derivatives, which include customer-driven transactions and those undertaken for proprietary positions, are valued using quoted market prices or valuation models which incorporate independent and observable market parameters. These market inputs can include interest rate yield curves, foreign exchange rates and option volatilities. At October 31, 2005, 99% (2004 — 99%) of the Bank’s trading securities were valued using quoted market prices. The gross fair value of trading derivatives based on quoted market prices or observable market parameters was 98% at October 31, 2005 (2004 — 97%).
72 Scotiabank 2005 Annual Report

CONTROLS AND ACCOUNTING POLICIES
     Where quoted market prices are not available, fair values are usually determined using present value or other techniques based on observable interest rates, foreign exchange rates, credit spreads and equity prices. Management’s judgment on valuation inputs may be necessary when observable market data is not readily available. Management also applies judgment in the selection of valuation models, as well as consideration, on a portfolio basis, of customer credit risk and ongoing direct costs in the determination of fair value. Uncertainty in the estimates applied can affect the fair value and financial results recorded; however, the impact of any change in these estimates is not expected to be significant.
Other-than-temporary impairment of investment securities
Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Investment securities that are held at cost or, in the case of debt securities, at amortized cost, are reviewed quarterly to determine whether the fair value is below the current carrying value. In circumstances where management determines that an other-than-temporary impairment of an investment security has occurred, the carrying value of the security is written down to its estimated net realizable value. To assess if an other-than-temporary impairment has occurred, management must make certain judgments and estimates and considers factors such as the type of investment, the length of time and extent to which the fair value of a security has been below its carrying value, prospects for recovery in fair value, and the company’s financial condition and future prospects. Once management has determined that the security has suffered an other-than-temporary decline in value, management must form a judgment as to the estimated net realizable value of the security. In making this estimate, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security.
     As at October 31, 2005, the gross unrealized gains on individual investment securities were $1,304 million, and the gross unrealized losses were $145 million, combining for a net unrealized gain of $1,159 million before related derivative and other hedge amounts ($1,035 million after related derivative and other hedge amounts). Management does not expect these losses to be realized, as they have been judged to be temporary in nature. Other-than-temporary impairments in value are recorded in net gains on investment securities in other income in the Consolidated Statement of Income.
Pensions and other employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations.
     The cost of these employee future benefits is actuarially determined each year and is dependent upon a number of best estimate assumptions made by management. These assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, turnover of employees, mortality and the retirement age of employees. Management applies judgment in the selection of these assumptions taking into consideration, among other things, expectations regarding future economic trends and business conditions, including inflation rates. As well, management reviews historical investment returns, salary increases and health care costs. These assumptions are reviewed and approved annually by management.
     The discount rate used for measuring the benefit obligation is another critical assumption used to calculate the cost of employee future benefits, although this rate is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with a duration similar to the benefit obligation. Thus, management applies little judgment in selecting this rate.
     Actual experience will differ from the assumptions made by management, resulting in a net actuarial gain or loss that will cause the benefit expense for future years to increase or decrease. In accordance with Canadian GAAP, the difference is amortized into income over future periods, rather than being recognized immediately in income. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 11 to 22 years for the Bank’s principal pension plans and 7 to 27 years for the Bank’s principal other benefit plans.
     Note 17 of the 2005 consolidated financial statements on pages 114 — 115 discloses management’s key assumptions, along with a sensitivity analysis of changes in these assumptions on both the benefit obligation and the benefit expense. Note 1 on pages 98 to 102 of the 2005 consolidated financial statements contains further details on the significant accounting policies underlying accounting for employee future benefits. The management assumption with the greatest sensitivity impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2005 would have been $38 million higher (lower). Over the past 10-year period, the actual annualized rate of return of 10.7% on the assets of the Bank’s main pension plan exceeded the assumed annualized rate by 3.2%.
Scotiabank 2005 Annual Report     73

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate income taxes
Management uses judgment in determining the provision for income taxes and future income tax assets and liabilities. The provision for income taxes is calculated based on the expected income tax consequences of transactions and events during the period. Tax legislation for each country in which the Bank operates must be interpreted and assumptions made about the expected timing of the reversal of temporary differences that result from the different treatment of items for tax and accounting purposes. If the actual timing of the reversals of the future tax asset and liabilities differs from the expected timing or if management’s interpretations of the legislation differ from those of the tax authorities, the provision for income taxes could increase or decrease in future periods. In addition, management is required to assess whether it is more likely than not that the future income tax assets will be realized prior to expiration and consequently determine if a valuation allowance is required. Total gross future tax assets relating to subsidiaries’ unused income tax losses arising in prior years were $180 million as at October 31, 2005 (2004 – $180 million), for which the Bank established a valuation allowance of $75 million (2004 – $84 million) due to the uncertainty in realizing these losses. The Bank will adjust the valuation allowance if and when there is greater certainty of realizing this future tax asset.
     The Bank’s total net future income tax asset, including the net amount for tax loss carryforwards, was $1,233 million as at October 31, 2005 (2004 – $999 million). This year’s increase related primarily to deferred compensation expense and the allowance for credit losses. Note 1 on pages 98 to 102 of the 2005 consolidated financial statements contains further details on the significant accounting policies underlying accounting for income taxes, and Note 16 on page 113 provides further information with respect to the Bank’s provisions for income taxes.
Variable interest entities
In the normal course of business, the Bank enters into arrangements with variable interest entities (VIEs). Further details are provided on page 48 in the Off-balance sheet arrangements section. Management needs to exercise judgment to determine if the VIEs are required to be consolidated. This process involves understanding the arrangements; determining whether the entity is considered a VIE under the accounting rules; and, determining the Bank’s variable interests in the VIE. These interests are then compared to those of the unrelated outside parties to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both, and thus who should consolidate the entity. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the business environment in which the VIE operates and the amount and timing of future cash flows. Further details with respect to the Bank’s involvement with VIEs are provided in Note 6 to the consolidated financial statement on page 106.
Changes in accounting policies
The Bank’s significant accounting policies are set out in Note 1 on pages 98 to 102 of the 2005 consolidated financial statements. Included within that note is a description of the changes in accounting policies required to be adopted in 2005 in response to new accounting standards.
•	Effective November 1, 2004, the Bank adopted a new accounting guideline issued by the Canadian Institute of Chartered Accountants (CICA), which requires prospective consolidation of variable interest entities (VIEs) by the primary beneficiary. On adoption, the Bank assessed that it was the primary beneficiary of multi-seller commercial paper conduit programs that it administers and consolidated these conduits in its financial statements. As a result, investment securities, personal and credit card loans, and other liabilities on the Consolidated Balance Sheet increased on the date of adoption by $5 billion, $3 billion, and $8 billion, respectively. As well, the Bank assessed that it was not the primary beneficiary of Scotiabank Capital Trust and deconsolidated this entity. In so doing, the Bank reclassified $1.5 billion of obligations to business and government deposit liabilities from capital instrument liabilities in the Consolidated Balance Sheet. There were other VIEs that the Bank consolidated on adoption of this new guideline, but the resulting increase in total assets and liabilities was insignificant.
•	Effective November 1, 2004, the Bank, as required, retroactively adopted, with restatement of prior periods, a new pronouncement issued by the CICA amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires that a financial instrument of the Bank that must or can be settled by issuing a variable number of the Bank’s own equity instruments be presented as a liability rather than as equity.
74 Scotiabank 2005 Annual Report

CONTROLS AND ACCOUNTING POLICIES
This pronouncement affected $2 billion of Scotiabank Trust Securities issued through BNS Capital Trust and Scotiabank Capital Trust, and $250 million of preferred shares issued by Scotia Mortgage Investment Corporation. These instruments were retroactively reclassified from non-controlling interest in subsidiaries and shareholders’ equity, respectively, to capital instrument liabilities. As well, effective November 1, 2004, in accordance with the new VIE accounting requirements discussed above, $1.5 billion of these Scotiabank Trust Securities were reclassified prospectively to deposit liabilities in the Consolidated Balance Sheet.
     These accounting policy changes did not affect net income available to common shareholders, earnings per share, or the Bank’s risk-based regulatory capital ratios.
Related party transactions
In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors and officers at market terms and conditions. Effective March 1, 2001, in Canada, the Bank discontinued the prior practice of granting loans to officers and employees at reduced rates. Any loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those foreign units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $5.1 million as at October 31, 2005 (2004 – $4.5 million), and loans to directors totaled $1.0 million (2004 – $0.5 million).
     Directors can use some or all of their director fees earned to buy common shares at market rates through the Directors’ Share Purchase Plan. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 15 of the consolidated financial statements on page 111).
     The Bank may also enter into commercial arrangements with companies controlled by directors. These commercial arrangements are conducted at market terms and conditions, and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $550 million as at October 31, 2005 (2004 – $587 million), while actual utilized amounts were $311 million (2004 – $408 million).
     The Bank has various processes in place to ensure that the related party information is identified and reported to the Audit and Conduct Review Committee (ACRC) of the Board of Directors on a semi-annual basis. The oversight provided by the ACRC meets the requirements of the Bank Act. The ACRC has the responsibility for reviewing policies and practices of the Bank for identifying transactions with its related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in generally accepted accounting principles. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.
     The Bank’s Audit Department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures with respect to the identification, authorization and reporting of related party transactions are appropriately designed and operating effectively.
Scotiabank 2005 Annual Report 75

MANAGEMENT’S DISCUSSION AND ANALYSIS
Supplementary Data
Credit Risk
Table 14 Geographic distribution of earning assets

	2005
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2004	2003	2002	2001

North America
Canada	$187.2	64.2%	$166.9	$158.5	$147.8	$135.3
United States	32.5	11.1	25.0	34.1	46.4	43.1

	219.7	75.3	191.9	192.6	194.2	178.4

Europe
United Kingdom	6.8	2.3	7.4	8.1	10.2	10.4
Germany	2.0	0.7	3.5	2.9	2.8	3.5
Ireland	4.0	1.4	2.0	1.4	1.6	1.4
France	1.9	0.7	1.1	1.5	1.4	1.5
Netherlands	1.7	0.6	0.8	1.5	1.1	1.0
Other	4.2	1.4	3.4	4.8	5.0	5.6

	20.6	7.1	18.2	20.2	22.1	23.4

Asia
India	1.5	0.5	2.0	1.1	1.1	1.1
Malaysia	1.8	0.6	1.4	1.5	1.6	1.7
South Korea	1.7	0.6	1.4	1.8	2.3	1.5
Japan	1.0	0.3	1.1	1.7	1.6	1.4
Hong Kong	1.4	0.5	0.9	1.0	1.2	1.4
Other	2.7	1.0	2.4	2.0	2.2	1.9

	10.1	3.5	9.2	9.1	10.0	9.0

Caribbean
Jamaica	2.8	1.0	3.0	2.6	3.4	3.2
Puerto Rico	1.7	0.6	1.9	2.1	2.6	2.4
Bahamas	1.8	0.6	1.7	1.7	1.8	1.7
Trinidad & Tobago	1.7	0.5	1.5	1.6	1.7	1.7
Other	6.1	2.1	6.7	6.4	6.9	5.2

	14.1	4.8	14.8	14.4	16.4	14.2

Latin America
Mexico	20.4	7.0	18.7	18.2	20.3	19.7
Chile	3.2	1.1	3.3	3.4	3.6	3.0
Argentina	—	—	—	—	0.2	3.7
Other	3.8	1.3	3.5	3.7	3.7	3.9

	27.4	9.4	25.5	25.3	27.8	30.3

Middle East and Africa	1.1	0.4	0.7	0.4	0.5	0.4

General allowance(1)	(1.3)	(0.5)	(1.4)	(1.5)	(1.5)	(1.5)

Total	$291.7	100.0%	$258.9	$260.5	$269.5	$254.2

(1)	As at October 31.

*	Certain comparative amounts in this report have been reclassified to conform with current year presentation.
76       Scotiabank 2005 Annual Report

\

SUPPLEMENTARY DATA
Table 15 Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2005	2004
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates (3)	Other	Total	Total

Asia
South Korea	$350	$—	$330	$586	$—	$12	$1,278	$1,358
Japan	630	79	109	433	—	91	1,342	1,238
Malaysia	438	—	3	514	137	15	1,107	1,181
India	650	—	546	75	—	11	1,282	1,369
Hong Kong	297	—	81	529	—	48	955	818
China	2	40	629	26	—	4	701	813
Other(2)	305	65	119	228	—	27	744	961

	2,672	184	1,817	2,391	137	208	7,409	7,738

Latin America
Mexico	1,083	—	60	648	1,445	36	3,272	3,076
Brazil	29	—	320	400	—	2	751	789
Chile	492	—	4	—	277	—	773	839
Venezuela	2	—	6	88	75	—	171	202
Argentina	—	—	—	34	—	—	34	21
Other(4)	1,191	8	74	69	238	—	1,580	1,352

	$2,797	$8	$464	$1,239	$2,035	$38	$6,581	$6,279

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, The Philippines, Singapore, Taiwan and Thailand.

(3)	Excludes goodwill of $116 (2004 — $104) in Chile, and $129 (2004 — nil) in El Salvador.

(4)	Includes Colombia, Costa Rica, El Salvador, Panama, Peru and Uruguay.
Table 16 Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2005	2004	2003	2002	2001	2005	2001

Canada
Atlantic provinces	$12.1	$11.3	$10.0	$9.4	$9.3	7.0%	5.9%
Quebec	9.8	8.4	7.9	7.1	6.9	5.6	4.4
Ontario	72.4	66.5	60.8	55.5	51.5	41.7	32.8
Manitoba and Saskatchewan	5.3	5.1	5.0	4.8	4.8	3.1	3.0
Alberta	14.7	13.7	11.7	11.1	11.1	8.4	7.0
British Columbia	14.2	13.3	12.8	12.3	12.2	8.2	7.8

	128.5	118.3	108.2	100.2	95.8	74.0	60.9

International
United States	8.8	9.8	13.8	21.5	21.5	5.1	13.7
Europe	7.3	6.1	8.0	10.8	10.3	4.2	6.6
Caribbean	10.1	10.1	10.2	11.6	10.6	5.8	6.7
Asia	5.5	4.4	4.6	4.9	5.2	3.2	3.3
Latin America	13.7	12.2	12.2	13.1	15.0	7.9	9.5
Middle East and Africa	1.0	0.6	0.4	0.3	0.3	0.6	0.2

	46.4	43.2	49.2	62.2	62.9	26.8	40.0

General allowance(1)	(1.3)	(1.4)	(1.5)	(1.5)	(1.5)	(0.8)	(0.9)

Total loans and acceptances	$173.6	$160.1	$155.9	$160.9	$157.2	100.0%	100.0%

(1)	As at October 31.
Scotiabank 2005 Annual Report       77

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 17 Loans and acceptances by type of borrower

Excludes reverse repos	2005
As at September 30 ($ billions)	Balance	% of total2005	2004	2003	2002

Loans to households
Residential mortgages	$74.6	43.0%	$68.3	$60.4	$55.9
Personal loans	34.2	19.7	29.8	25.6	22.9

	108.8	62.7	98.1	86.0	78.8

Loans to businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	2.9	1.7	3.1	2.6	3.8
Mining and primary metals	2.8	1.6	3.0	3.3	4.0
Food and beverage	2.3	1.3	2.3	2.5	3.1
Agriculture	2.2	1.3	2.2	2.3	2.3
Forest products	1.8	1.0	1.4	1.6	2.6
Electrical and other machinery	1.2	0.7	1.3	1.6	2.2
Other resource and manufacturing	5.2	3.0	4.7	5.5	6.3

	18.4	10.6	18.0	19.4	24.3
Banks and other financial services	9.5	5.5	7.5	6.5	7.9
Real estate and construction	6.1	3.5	5.5	7.0	7.2
Wholesale and retail distribution, excluding automotive	5.2	3.0	5.4	5.7	5.1
Automotive manufacturing and distribution	4.5	2.6	4.6	4.8	5.0
Transportation	4.0	2.3	3.6	3.8	4.8
Hotels	2.5	1.4	2.4	2.9	3.0
Business services	1.8	1.0	1.5	1.9	2.2
Government	1.6	0.9	1.7	1.7	1.3
Utilities	1.5	0.9	1.9	2.8	4.6
Media	1.5	0.9	1.7	2.5	2.9
Telecommunications and cable	1.4	0.8	2.0	3.2	4.8
Leisure and amusements	1.2	0.7	1.7	2.1	2.4
Other services	6.9	4.0	5.9	7.1	8.1

	66.1	38.1	63.4	71.4	83.6

	174.9	100.8	161.5	157.4	162.4
General allowance(1)	(1.3)	(0.8)	(1.4)	(1.5)	(1.5)

Total loans and acceptances	$173.6	100.0%	$160.1	$155.9	$160.9

(1)	As at October 31.
Table 18 Off-balance sheet credit instruments

As at October 31 ($ billions)	2005	2004	2003	2002	2001

Commitments to extend credit	$99.9	$104.2	$110.5	$127.0	$132.6
Standby letters of credit and letters of guarantee	15.8	14.4	14.2	14.8	11.5
Securities lending, securities purchase commitments and other	9.3	4.8	7.7	5.9	4.9

Total	$125.0	$123.4	$132.4	$147.7	$149.0

Table 19 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2005	2004	2003	2002	2001

Domestic
Retail	0.22%	0.23%	0.26%	0.28%	0.28%
Commercial	0.23	0.53	0.32	0.41	0.47

	0.22	0.28	0.27	0.30	0.31

International(1)	0.23	0.23	0.23	1.41	0.77
Scotia Capital(2)	(0.31)	0.42	1.60	3.04	1.74

Weighted subtotal — specific provisions	0.14	0.27	0.48	1.05	0.68
General provision	(0.02)	(0.05)	—	—	0.10

Weighted total	0.12%	0.22%	0.48%	1.05%	0.78%

(1)	Includes reversals of $64 in 2003 and charges of $454 in 2002 relating to Argentina, including cross-border exposure.

(2)	Corporate banking only.
78       Scotiabank 2005 Annual Report

SUPPLEMENTARY DATA
Table 20 Changes in net impaired loans(1)

As at October 31 ($ millions)	2005	2004	2003	2002	2001

Gross impaired loans
Balance at beginning of year	$2,200	$3,241	$3,987	$4,439	$2,741
New additions	1,263	1,774	2,634	4,843
Declassifications, payments and loan sales	(1,034)	(1,680)	(1,936)	(1,789)

Net additions	229	94	698	3,054	1,820
Acquisition of subsidiaries	64	—	—	—	906
Disposal of Scotiabank Quilmes operations(2)	—	—	—	(1,006)	—
Writeoffs	(650)	(982)	(927)	(2,376)	(1,165)
Foreign exchange and other	(23)	(153)	(517)	(124)	137

Balance at end of year	1,820	2,200	3,241	3,987	4,439

Specific allowance for credit losses
Balance at beginning of year	1,321	1,719	1,892	2,705	1,502
Acquisition of subsidiaries	59	—	—	—	919
Specific provision for credit losses	275	490	893	2,029	1,250
Disposal of Scotiabank Quilmes operations(2)	—	—	—	(504)	—
Writeoffs	(650)	(982)	(927)	(2,376)	(1,165)
Recoveries	205	158	164	169	123
Foreign exchange and other(3)	(71)	(64)	(303)	(131)	76

Balance at end of year	1,139	1,321	1,719	1,892	2,705

Net impaired loans
Balance at beginning of year	879	1,522	2,095	1,734	1,239
Net change in gross impaired loans	(380)	(1,041)	(746)	(452)	1,698
Net change in specific allowance for credit losses	182	398	173	813	(1,203)

Balance at end of year	681	879	1,522	2,095	1,734
General allowance for credit losses	1,330	1,375	1,475	1,475	1,475

Balance after deducting general allowance	$(649)	$(496)	$47	$620	$259

(1)	Excludes net impaired loans pertaining to designated emerging markets in years prior to 2004.

(2)	Includes foreign exchange impact.

(3)	Includes $2 transferred from other liabilities in 2005, and $23 reclassified from country risk allowance and $8 transferred to other liabilities in 2004.
Table 21 Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2005	2004	2003	2002	2001

Domestic
Retail	$225	$207	$204	$197	$185
Commercial	49	110	68	85	98

	274	317	272	282	283

International
Latin America(1)	56	4	(29)	434	162
Caribbean	16	53	84	73	62
Asia and Europe	(2)	13	18	16	26

	70	70	73	523	250

Scotia Capital
Canada	(12)	(15)	124	37	38
United States	(93)	54	270	1,131	671
Other	34	67	155	79	45

	(71)	106	549	1,247	754

Other	2	(3)	(1)	(23)	(37)

Total	$275	$490	$893	$2,029	$1,250

(1)	Includes reversals of $64 in 2003 and charge of $454 in 2002 of specific provisions with respect to Argentina, including cross-border exposure.
Scotiabank 2005 Annual Report       79

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 22 Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2005	2004	2003

Personal loans	$286	$241	$246

Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	(3)	—	(51)
Food and beverage	(18)	60	54
Forest products	10	(6)	19
Agriculture	13	41	25
Electrical and other machinery	1	(7)	42
Primary metals and mining	(44)	10	56
Other	25	15	25

	(16)	113	170

Automotive manufacturing and distribution	4	20	34
Banks and other financial services	3	—	—
Transportation	(8)	(24)	140
Wholesale and retail distribution, excluding automotive	(17)	81	25
Utilities	(68)	28	113
Telecommunications and cable	19	2	27
Real estate and construction	6	6	55
Media	(2)	—	—
Hotels	(5)	(6)	30
Government	7	1	1
Business services	1	—	67
Leisure & amusements	24	(16)	14
Other services	41	44	35

	(11)	249	711

	275	490	957
Argentina	—	—	(64)

Total specific provisions	$275	$490	$893

Table 23 Non-performing loans by type of borrower

	2005			2004
Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross

Personal loans	$168	$(462)	$630	$135	$(460)	$595
Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	—	—	—	—	—	—
Food and beverage	19	(22)	41	36	(97)	133
Forest products	—	(17)	17	3	(7)	10
Agriculture	21	(31)	52	18	(28)	46
Electrical and other machinery	19	(14)	33	32	(30)	62
Primary metals and mining	18	(48)	66	24	(63)	87
Other	46	(50)	96	64	(75)	139

	123	(182)	305	177	(300)	477
Automotive manufacturing and distribution	19	(13)	32	21	(29)	50
Banks and other financial services	—	(15)	15	9	(10)	19
Transportation	3	(48)	51	32	(49)	81
Wholesale and retail distribution, excluding automotive	19	(45)	64	40	(88)	128
Utilities	21	(36)	57	157	(121)	278
Telecommunications and cable	192	(35)	227	193	(38)	231
Real estate and construction	2	(126)	128	41	(112)	153
Media	2	(13)	15	3	(16)	19
Hotels	18	(23)	41	18	(25)	43
Government	9	(12)	21	—	(3)	3
Business services	3	(7)	10	3	(8)	11
Leisure & amusements	73	(33)	106	2	(10)	12
Other services	29	(89)	118	48	(52)	100

	513	(677)	1,190	744	(861)	1,605

	681	$(1,139)	$1,820	879	$(1,321)	$2,200
Allowance for credit losses — general	(1,330)			(1,375)

Net impaired loans after general allowance	$(649)			$(496)

80       Scotiabank 2005 Annual Report

SUPPLEMENTARY DATA
Capital
Table 24 Capital funding activity

Issues		Maturities/ Redemptions/Repurchases

Tier 1 Capital		Preferred shares

March 15, 2005	$300,000,000 Series 13	None
Non-cumulative Preferred Shares

Subordinated debentures

None

Table 25 Risk-weighted assets

As at October 31 ($ billions)			2005		2004
Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted

On-balance sheet
–	0 – 20%	Cash resources	$20.5	$2.8	$17.2	$2.4
–	0 – 100%	Securities(1)	73.5	7.4	58.8	7.6
–	0 – 50%	Residential mortgages	75.4	25.3	68.8	22.4
–	0 – 100%	Loans and acceptances	123.2	85.1	110.0	80.7
–	0 – 100%	Other assets	21.4	5.3	24.4	5.1

		Total on-balance sheet	314.0	125.9	279.2	118.2

Off-balance sheet		Indirect credit instruments
0 – 10%	0 – 100%	One year and under credit commitments	57.6	1.2	67.0	—
20%	0 – 100%	Short-term trade letters of credit	0.9	0.2	0.8	0.2
50%	0 – 100%	Longer-term credit commitments	42.3	17.4	37.1	15.7
50%	0 – 100%	Performance guarantees	6.7	3.4	5.3	2.6
100%	0 – 100%	Standby letters of credit, letters of guarantee, securities lending and other commitments	17.5	7.5	13.2	7.0

			125.0	29.7	123.4	25.5

		Interest rate instruments
0 – 1.5%	0 – 50%	Futures and forward rate agreements	100.1	—	120.0	—
0 – 1.5%	0 – 50%	Interest rate swaps	415.9	1.3	472.3	1.8
0 – 1.5%	0 – 50%	Interest rate options	64.9	0.1	95.9	0.1

			580.9	1.4	688.2	1.9

		Foreign exchange instruments
1 – 7.5%	0 – 50%	Futures and foreign exchange contracts	188.1	1.5	186.1	2.1
1 – 7.5%	0 – 50%	Currency swaps	61.6	1.9	52.6	1.6
1 – 7.5%	0 – 50%	Currency options	4.3	—	5.7	0.1

			254.0	3.4	244.4	3.8

		Other derivative instruments
6 – 10%	0 – 50%	Equity swaps and options	27.5	0.8	23.3	0.5
6 – 15%	0 – 50%	Credit derivatives	21.0	0.5	18.8	0.3
7 – 15%	0 – 50%	Other	2.9	0.1	2.6	0.1

			51.4	1.4	44.7	0.9

		Total off-balance sheet	1,011.3	35.9	1,100.7	32.1

		Total gross and risk-weighted assets	1,325.3	161.8	1,379.9	150.3

		Impact of master netting		(2.3)		(2.7)

		Market risk – risk assets equivalent (1)		3.3		2.9

		Total	$1,325.3	$162.8	$1,379.9	$150.5

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk – risk assets equivalent.”
Scotiabank 2005 Annual Report       81

MANAGEMENT’S DISCUSSION AND ANALYSIS
Other Information
Table 26 Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2005	2004	2003	2002	2001

Net interest income	2.00%	2.10%	2.16%	2.29%	2.32%
Provision for credit losses	(0.07)	(0.14)	(0.31)	(0.69)	(0.53)
Other income	1.46	1.52	1.39	1.33	1.50

Net interest and other income	3.39	3.48	3.24	2.93	3.29
Non-interest expenses	(1.95)	(2.06)	(1.98)	(2.01)	(2.08)

Net income before the undernoted:	1.44	1.42	1.26	0.92	1.21
Provision for income taxes and non-controlling interest	(0.40)	(0.40)	(0.42)	(0.34)	(0.45)

Net income	1.04%	1.02%	0.84%	0.58%	0.76%
Average total assets ($ billions)	$309.4	$284.0	$288.5	$296.9	$271.8

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2005 – $326 million; 2004 – $274 million; 2003 – $278 million; 2002 – $268 million; 2001 – $230 million.

Table 27 General allowance and unrealized gains (losses) on investment securities

For the fiscal years ($ millions)	2005	2004	2003	2002	2001

General allowance	$1,330	$1,375	$1,475	$1,475	$1,475

Unrealized gains (losses) on investment securities
Common and preferred shares	$499	$502	$164	$(131)	$35
Emerging market bonds	574	507	512	219	298
Other fixed income	(38)	39	27	(113)	204

	$1,035	$1,048	$703	$(25)	$537

Table 28 Assets under administration and management

As at September 30 ($ billions)	2005	2004	2003	2002	2001

Assets under administration
Personal
Retail brokerage	$64.2	$54.2	$47.4	$41.0	$40.1
Investment management and trust	57.0	53.4	56.6	57.1	51.2

	121.2	107.6	104.0	98.1	91.3

Mutual funds	18.4	15.8	14.2	14.4	14.1
Institutional	31.8	33.4	43.8	31.9	47.7

Total	$171.4	$156.8	$162.0	$144.4	$153.1

Assets under management
Personal	$9.4	$7.5	$7.0	$7.8	$8.2
Mutual funds	13.4	11.8	11.6	12.2	12.0
Institutional	3.8	1.9	1.4	1.5	1.7

Total	$26.6	$21.2	$20.0	$21.5	$21.9

Table 29 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2005	2004

Audit services	$12.8	$13.1
Audit-related services	1.6	0.5
Tax services outside of the audit scope	1.6	3.2
Other non-audit services	1.4	3.2

	$17.4	$20.0

82     Scotia bank 2005 Annual Report

SUPPLEMENTARY DATA
Table 30 Selected quarterly information

		2005				2004
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results ($ millions)
Net interest income(1) (TEB(2))	1,581	1,561	1,552	1,503	1,461	1,497	1,521	1,496
Total revenue(1) (TEB(2))	2,735	2,689	2,688	2,614	2,457	2,532	2,770	2,536
Provision for credit losses	36	85	35	74	40	50	130	170
Non-interest expenses	1,579	1,517	1,490	1,457	1,461	1,472	1,523	1,406
Provision for income taxes(1) (TEB(2))	289	286	320	278	238	262	311	249
Net income(1)	811	784	826	788	705	731	784	688
Net income available to common shareholders	803	775	822	784	701	727	780	684

Operating performance
Basic earnings per share(3) ($)	0.81	0.78	0.82	0.78	0.70	0.72	0.77	0.68
Diluted earnings per share(3) ($)	0.80	0.77	0.81	0.77	0.69	0.71	0.75	0.67
Return on equity (%)	20.5	19.9	22.3	21.0	18.8	19.4	21.8	19.4
Productivity ratio(1) (%)(TEB(2))	57.8	56.4	55.4	55.7	59.4	58.1	55.0	55.4
Net interest margin on total average assets(1) (%)(TEB(2))	1.97	1.97	2.07	2.00	2.06	2.09	2.16	2.11

Balance sheet information ($ billions)
Cash resources and securities	94.0	95.9	93.4	89.1	75.9	85.0	81.3	81.6
Loans and acceptances	198.6	199.5	192.8	188.6	178.9	182.2	179.9	175.7
Total assets	314.0	317.5	309.1	300.5	279.2	286.9	283.6	281.5
Deposits	217.4	220.0	214.8	206.9	195.2	201.1	197.6	191.8
Preferred shares(1)	0.6	0.6	0.6	0.3	0.3	0.3	0.3	0.3
Common shareholders’ equity	15.5	15.6	15.3	14.9	14.7	15.0	14.9	14.2
Assets under administration	171.4	166.7	163.0	158.0	156.8	162.1	162.3	167.7
Assets under management	26.6	24.0	23.4	22.6	21.2	21.2	20.9	20.5

Capital measures (%)
Tier 1 capital ratio	11.1	11.1	11.4	11.2	11.5	11.3	11.2	10.9
Total capital ratio	13.2	13.1	13.4	13.5	13.9	13.7	13.6	13.4
Common equity to risk-weighted assets	9.7	9.7	9.8	9.8	9.9	9.8	9.7	9.5
Tangible common equity to risk-weighted assets(4)	9.3	9.3	9.5	9.5	9.7	9.5	9.4	9.2
Risk-weighted assets ($ billions)	162.8	163.8	160.1	155.5	150.5	155.5	155.7	153.5

Credit quality
Net impaired loans(5) ($ millions)	681	573	666	762	879	1,198	1,371	1,487
General allowance for credit losses ($ millions)	1,330	1,375	1,375	1,375	1,375	1,425	1,475	1,475
Net impaired loans as a % of loans and acceptances(5)	0.34	0.29	0.35	0.40	0.49	0.66	0.76	0.85
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.16	0.17	0.07	0.16	0.20	0.22	0.30	0.38

Common share information
Share price(3) ($)
High	44.22	42.64	41.37	41.35	40.00	36.88	37.45	34.24
Low	40.31	39.19	38.63	36.41	35.28	32.90	33.38	31.08
Close	42.99	41.75	39.99	39.50	39.60	36.60	35.15	33.75
Shares outstanding(3) (millions)
Average — Basic	995	995	996	1,006	1,008	1,008	1,011	1,011
Average — Diluted	1,008	1,009	1,011	1,021	1,024	1,024	1,028	1,027
End of period	990	995	994	998	1,009	1,008	1,009	1,011	(6)
Dividends per share(3) ($)	0.34	0.34	0.32	0.32	0.30	0.30	0.25	0.25
Dividend yield (%)	3.2	3.3	3.2	3.3	3.2	3.4	2.8	3.1
Dividend payout ratio(7) (%)	42.1	43.7	38.7	41.1	43.1	41.6	32.4	37.0
Market capitalization ($ billions)	42.6	41.5	39.7	39.4	39.9	36.9	35.5	34.1
Book value per common share(3) ($)	15.64	15.68	15.44	14.95	14.56	14.86	14.73	14.05
Market value to book value multiple	2.7	2.7	2.6	2.6	2.7	2.5	2.4	2.4
Price to earnings multiple (trailing 4 quarters)	13.5	13.6	13.2	13.3	13.8	13.0	13.0	13.5

(1)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(3)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(4)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk- weighted assets.

(5)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(6)	Includes 1.4 million shares held by the Bank’s broker-dealer subsidiary.

(7)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period .
Scotiabank 2005 Annual Report   83

MANAGEMENT’S DISCUSSION AND ANALYSIS
Eleven-year Statistical Review
Consolidated Balance Sheet

As at October 31 ($ millions)	2005	2004	2003	2002

Assets
Cash resources	$20,505	$17,155	$20,581	$20,273

Securities
Investment	23,452	15,717	20,293	21,602
Trading	50,007	43,056	42,899	34,592

	73,459	58,773	63,192	56,194

Loans
Residential mortgages	75,520	69,018	61,646	56,295
Personal and credit cards	34,695	30,182	26,277	23,363
Business and government	62,681	57,384	64,313	77,181
Securities purchased under resale agreements	20,578	17,880	22,648	32,262

	193,474	174,464	174,884	189,101

Allowance for credit losses	2,469	2,696	3,217	3,430

	191,005	171,768	171,667	185,671

Other
Customers’ liability under acceptances	7,576	7,086	6,811	8,399
Trading derivatives’ market valuation	11,622	14,198	15,308	15,821
Land, buildings and equipment	1,934	1,872	1,944	2,101
Other assets	7,924	8,360	6,389	7,921

	29,056	31,516	30,452	34,242

	$314,025	$279,212	$285,892	$296,380

Liabilities and shareholders’ equity
Deposits
Personal	$83,953	$79,020	$76,431	$75,558
Business and government	109,389	94,125	93,541	93,830
Banks	24,103	22,051	22,700	26,230

	217,445	195,196	192,672	195,618

Other
Acceptances	7,576	7,086	6,811	8,399
Obligations related to securities sold under repurchase agreements	26,032	19,428	28,686	31,881
Obligations related to securities sold short	11,250	7,585	9,219	8,737
Trading derivatives’ market valuation	11,193	14,054	14,758	15,500
Other liabilities	20,794	15,733	14,145	15,678
Non-controlling interest in subsidiaries(2)	306	280	326	662

	77,151	64,166	73,945	80,857

Subordinated debentures	2,597	2,615	2,661	3,878

Capital instrument liabilities(2)	750	2,250	2,500	2,225

Shareholders’ equity
Capital stock
Preferred shares(2)	600	300	300	300
Common shares and contributed surplus	3,317	3,229	3,141	3,002
Retained earnings and cumulative foreign currency translation	12,165	11,456	10,673	10,500

	16,082	14,985	14,114	13,802

	$314,025	$279,212	$285,892	$296,380

(1)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

(2)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
84   Scotiabank 2005 Annual Report

SUPPLEMENTARY DATA

2001	2000	1999	1998	1997	1996	1995(1)

$20,160	$18,744	$17,115	$22,900	$18,174	$14,737	$16,728

25,450	19,565	20,030	17,392	17,091	15,835	13,820
27,834	21,821	13,939	12,108	10,908	10,070	8,154

53,284	41,386	33,969	29,500	27,999	25,905	21,974

52,592	50,037	47,916	45,884	41,727	30,683	28,620
20,116	17,988	16,748	18,801	17,764	16,801	15,343
79,460	78,172	69,873	76,542	59,353	50,408	47,741
27,500	23,559	13,921	11,189	8,520	9,112	8,378

179,668	169,756	148,458	152,416	127,364	107,004	100,082

4,236	2,853	2,599	1,934	1,625	1,568	2,295

175,432	166,903	145,859	150,482	125,739	105,436	97,787

9,301	8,807	9,163	8,888	7,575	5,945	5,563
15,886	8,244	8,039	13,675	8,925	8,978	—
2,325	1,631	1,681	1,759	1,716	1,523	1,485
8,037	7,456	6,865	6,384	5,025	2,777	3,652

35,549	26,138	25,748	30,706	23,241	19,223	10,700

$284,425	$253,171	$222,691	$233,588	$195,153	$165,301	$147,189

$75,573	$68,972	$65,715	$62,656	$59,239	$47,768	$45,538
80,810	76,980	64,070	70,779	56,928	44,981	41,747
29,812	27,948	26,833	32,925	22,808	25,145	24,060

186,195	173,900	156,618	166,360	138,975	117,894	111,345

9,301	8,807	9,163	8,888	7,575	5,945	5,563

30,627	23,792	16,781	14,603	11,559	7,894	7,354
6,442	4,297	2,833	3,121	3,739	6,509	5,416
15,453	8,715	8,651	14,360	8,872	8,571	—
15,369	14,586	11,667	9,787	9,731	7,387	6,809
586	229	198	173	137	101	133

77,778	60,426	49,293	50,932	41,613	36,407	25,275

5,344	5,370	5,374	5,482	5,167	3,251	3,249

1,975	1,975	1,475	1,475	1,468	1,325	1,225

300	300	300	300	—	—	350
2,920	2,765	2,678	2,625	2,567	2,161	1,994

9,913	8,435	6,953	6,414	5,363	4,263	3,751

13,133	11,500	9,931	9,339	7,930	6,424	6,095

$284,425	$253,171	$222,691	$233,588	$195,153	$165,301	$147,189

Scotiabank 2005 Annual Report   85

MANAGEMENT’S DISCUSSION AND ANALYSIS
Consolidated Statement of Income

For the year ended October 31
($ millions)	2005	2004	2003	2002

Interest income
Loans	$10,053	$9,074	$9,945	$10,708
Securities	3,104	2,662	2,859	3,087
Deposits with banks	646	441	442	573

	13,803	12,177	13,246	14,368

Interest expense
Deposits	5,755	4,790	5,222	5,519
Subordinated debentures	134	112	139	203
Capital instrument liabilities (2)	53	164	182	158
Other	1,990	1,410	1,735	1,971

	7,932	6,476	7,278	7,851

Net interest income (2)	5,871	5,701	5,968	6,517
Provision for credit losses	230	390	893	2,029

Net interest income after provision for credit losses (2)	5,641	5,311	5,075	4,488

Other income	4,529	4,320	4,015	3,942

Net interest and other income (2)	10,170	9,631	9,090	8,430

Non-interest expenses
Salaries and employee benefits	3,488	3,452	3,361	3,344
Other (3)	2,555	2,410	2,370	2,630
Restructuring provisions following acquisitions	—	—	—	—

	6,043	5,862	5,731	5,974

Income before the undernoted (2)	4,127	3,769	3,359	2,456
Provision for income taxes (2)	847	786	777	594
Non-controlling interest in net income of subsidiaries (2)	71	75	160	154

Net income (2)	$3,209	$2,908	$2,422	$1,708

Preferred dividends paid and other (2)	25	16	16	16

Net income available to common shareholders	$3,184	$2,892	$2,406	$1,692

Average number of common shares outstanding (millions) (4) :
Basic	998	1,010	1,010	1,009
Diluted	1,012	1,026	1,026	1,026
Earnings per common share (in dollars) (4) :
Basic	$3.19	$2.87	$2.38	$1.68
Diluted	$3.15	$2.82	$2.34	$1.65
Dividends per common share (in dollars) (4)	$1.32	$1.10	$0.84	$0.73

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,145, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(3)	Other non-interest expenses include (a) in 2003 and 2002, a loss on disposal of subsidiary operations of $31 and $237, respectively, (b) in 1997, a $26 writeoff of goodwill, and (c) in 1994, a $162 write off of goodwill.

(4)	Amounts have been retroactively adjusted to reflect the one-for-one stock dividend paid April 28, 2004, and the two-for-one stock split on February 12, 1998.
86     Scotiabank 2005 Annual Report

SUPPLEMENTARY DATA

2001	2000	1999(1)	1998	1997	1996	1995

$13,049	$12,129	$10,654	$10,269	$8,082	$7,881	$8,007
3,062	2,286	1,874	1,815	1,636	1,757	1,991
872	916	943	1,007	770	740	597

16,983	15,331	13,471	13,091	10,488	10,378	10,595

8,233	8,192	7,284	7,303	5,714	5,969	6,166
303	324	314	354	260	214	209
136	120	99	99	98	95	72
2,247	1,616	1,201	1,057	797	841	1,046

10,919	10,252	8,898	8,813	6,869	7,119	7,493

6,064	5,079	4,573	4,278	3,619	3,259	3,102
1,425	765	635	595	35	380	560

4,639	4,314	3,938	3,683	3,584	2,879	2,542

4,071	3,665	3,183	2,858	2,683	2,008	1,498

8,710	7,979	7,121	6,541	6,267	4,887	4,040

3,220	2,944	2,627	2,501	2,202	1,910	1,652
2,442	2,209	2,149	1,945	1,607	1,327	1,192
—	(34)	(20)	—	250	(20)	—

5,662	5,119	4,756	4,446	4,059	3,217	2,844

3,048	2,860	2,365	2,095	2,208	1,670	1,196
869	983	860	755	758	665	371
102	43	46	38	34	31	21

$2,077	$1,834	$1,459	$1,302	$1,416	$974	$804

16	16	16	5	1	18	32

$2,061	$1,818	$1,443	$1,297	$1,415	$956	$772

1,001	991	986	982	958	937	914
1,018	1,003	996	993	966	939	915

$2.06	$1.83	$1.46	$1.32	$1.48	$1.02	$0.84
$2.02	$1.81	$1.45	$1.31	$1.46	$1.02	$0.84
$0.62	$0.50	$0.44	$0.40	$0.37	$0.33	$0.31

Scotiabank 2005 Annual Report     87

MANAGEMENT’S DISCUSSION AND ANALYSIS
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2005	2004	2003	2002

Preferred shares
Balance at beginning of year (1)	$300	$300	$300	$300
Issued (1)	300	—	—	—
Redeemed (1)	—	—	—	—

Balance at end of year (1)	600	300	300	300

Common shares and contributed surplus
Balance of common shares at beginning of year	3,228	3,140	3,002	2,920
Issued	172	117	163	101
Purchased for cancellation	(84)	(29)	(25)	(19)

Balance of common shares at end of year	3,316	3,228	3,140	3,002
Contributed surplus: Fair value of stock options	1	1	1	—

Total	3,317	3,229	3,141	3,002

Retained earnings and cumulative foreign currency translation
Balance at beginning of year	11,456	10,673	10,500	9,913
Adjustments	—	—	—	(76	)(2)
Net income (1)	3,209	2,908	2,422	1,708
Dividends: Preferred (1)	(25)	(16)	(16)	(16)
Common	(1,317)	(1,110)	(849)	(732)
Net unrealized foreign exchange translation gains/(losses)	(178)	(709)	(1,176)	(137)
Purchase of shares and premium on redemption (1)	(973)	(290)	(201)	(154)
Other	(7)	—	(7)	(6)

Balance at end of year	12,165	11,456	10,673	10,500

Total shareholders’ equity at end of year (1)	$16,082	$14,985	$14,114	$13,802

Other statistics (6)
Operating performance
Basic earnings per share ($) (7)	3.19	2.87	2.38	1.68

Diluted earnings per share ($) (7)	3.15	2.82	2.34	1.65

Return on equity (%)	20.9	19.9	17.6	13.0

Productivity ratio (1) (%)(TEB)	56.3	56.9	55.9	55.7

Return on assets (1) (%)	1.04	1.02	0.84	0.58

Net interest margin on total average assets (1) (%)(TEB)	2.00	2.10	2.16	2.29

Capital measures
Tier 1 capital ratio (%)	11.1	11.5	10.8	9.9

Total capital ratio (%)	13.2	13.9	13.2	12.7

Assets to capital ratio (8)	15.1	13.8	14.4	14.5

Common equity to risk-weighted assets (%)	9.7	9.9	9.2	8.6

Tangible common equity to risk-weighted assets (%)	9.3	9.7	8.9	8.3

Common share information
Share price ($): (7)
High	44.22	40.00	33.70	28.10

Low	36.41	31.08	22.28	21.01

Close	42.99	39.60	32.74	22.94

Number of shares outstanding (millions) (7)	990	1,009	1,011	1,008

Dividends per share ($) (7)	1.32	1.10	0.84	0.73

Dividend payout (%) (9)	41.4	38.4	35.3	43.2

Dividend yield (%) (10)	3.3	3.1	3.0	3.0

Price to earnings multiple (11)	13.5	13.8	13.8	13.7

Book value per common share ($) (7)	15.64	14.56	13.67	13.39

Other information
Average total assets ($ millions)	309,374	283,986	288,513	296,852

Number of branches and offices	1,959	1,871	1,850	1,847

Number of employees (12)	46,631	43,928	43,986	44,633

Number of automated banking machines	4,449	4,219	3,918	3,693

(1)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Cumulative effect of adoption of new goodwill accounting standard.

(3)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(4)	If the increase in the general provision had been charged to income (refer to footnote 1 on the previous page), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.50%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price earnings multiple 14.3.

(5)	In accordance with the guidelines issued by the Superintendent, the Bank adopted new impaired loans accounting principles established by the CICA.

(6)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.
88     Scotiabank 2005 Annual Report

SUPPLEMENTARY DATA

2001		2000	1999		1998	1997	1996		1995

$300		$300	$300		$—	$—	$350		$550
—		—	—		300	—	—		—
—		—	—		—	—	(350)		(200)

300		300	300		300	—	—		350

2,765		2,678	2,625		2,567	2,161	1,994		1,839
155		87	53		58	406	167		155
—		—	—		—	—	—		—

2,920		2,765	2,678		2,625	2,567	2,161		1,994
—		—	—		—	—	—		—

2,920		2,765	2,678		2,625	2,567	2,161		1,994

8,435		6,953	6,414		5,363	4,263	3,751		3,302
(39	)(3)	—	(314	)(4)	—	—	(116	)(5)	—
2,077		1,834	1,459		1,302	1,416	974		804
(16)		(16)	(16)		(5)	(1)	(18)		(32)
(621)		(496)	(429)		(393)	(355)	(305)		(283)
79		163	(160)		152	43	(19)		(15)
—		—	—		—	—	—		—
(2)		(3)	(1)		(5)	(3)	(4)		(25)

9,913		8,435	6,953		6,414	5,363	4,263		3,751

$13,133		$11,500	$9,931		$9,339	$7,930	$6,424		$6,095

2.06		1.83	1.46	)(4)	1.32	1.48	1.02		0.84

2.02		1.81	1.45	)(4)	1.31	1.46	1.02		0.84

17.3		17.6	15.3	)(4)	15.3	20.2	15.8		14.2

54.6		57.3	60.1		61.2	63.4	59.9		60.9

0.76		0.77	0.64	)(4)	0.61	0.79	0.61		0.58

2.32		2.21	2.07		2.06	2.08	2.12		2.30

9.3		8.6	8.1		7.2	6.9	6.7		6.7

13.0		12.2	11.9		10.6	10.4	8.9		9.6

13.5		13.7	13.5		14.9	14.2	16.4		15.2

8.1		7.3	6.9		6.0	5.8	5.5		5.4

7.8		7.0	6.7		5.7	5.6	5.5		5.4

25.25		22.83	18.45		22.35	17.05	10.60		7.57

18.65		13.03	14.30		11.40	10.28	7.10		6.07

21.93		21.75	16.80		16.10	15.54	10.57		7.22

1,008		996	989		984	980	950		929

0.62		0.50	0.44		0.40	0.37	0.33		0.31

30.1		27.3	29.7	)(4)	30.3	25.1	31.9		36.7

2.8		2.8	2.7		2.4	2.7	3.7		4.6

10.6		11.9	11.5	)(4)	12.2	10.5	10.4		8.5

12.74		11.25	9.74		9.18	8.09	6.76		6.18

271,843		238,664	229,037		213,973	179,176	158,803		137,988

2,005		1,695	1,654		1,741	1,658	1,464		1,460

46,804		40,946	40,894		42,046	38,648	34,592		33,717

3,761		2,669	2,322		2,244	2,030	1,526		1,429

(7)	Amounts have been retroactively adjusted to reflect the one-for-one stock dividend paid April 28, 2004, and the two-for-one stock split on February 12, 1998.

(8)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(9)	Dividend payments as a percentage of net income available to common shareholders.

(10)	Based on the average of the high and low common share price for the year.

(11)	Based on the closing common share price.

(12)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all its subsidiaries.
Scotiabank 2005 Annual Report     89

GLOSSARY
ALLOWANCE FOR CREDIT LOSSES: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific, country risk and general allowances.
ASSETS UNDER ADMINISTRATION AND MANAGEMENT: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.
BANKERS’ ACCEPTANCES (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
BASIS POINT: A unit of measure defined as one-hundredth of one per cent.
CAPITAL: Consists of common shareholders’ equity, preferred shareholders’ equity and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.
CAPITAL INSTRUMENT LIABILITY: A financial instrument, normally qualifying as Tier 1 capital, that has the potential for being settled for a variable number of the Bank’s own equity instruments.
COUNTRY RISK ALLOWANCE: Funds set aside initially in 1987-89 to cover potential losses on exposure to a designated group of emerging market countries determined by OSFI.
DERIVATIVE PRODUCTS: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
DESIGNATED EMERGING MARKETS (DEM): Countries against whose loans and securities OSFI has required banks to set aside a country risk allowance.
FOREIGN CURRENCY TRANSLATION GAIN/LOSS: The unrealized gain or loss recorded when foreign currency assets and liabilities are translated into Canadian dollars at a balance sheet date, when exchange rates differ from those of the previous balance sheet date.
FOREIGN EXCHANGE CONTRACTS: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
FORWARD RATE AGREEMENT (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
FUTURES: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
GENERAL ALLOWANCE: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.
HEDGING: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
IMPAIRED LOANS: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.
MARKED-TO-MARKET: The valuation of securities and off-balance sheet instruments, such as interest and exchange rate contracts, held for trading purposes, at market prices as of the balance sheet date. The difference between market and book value is recorded as a gain or loss to income.
MIDDLE OFFICE: The independent middle office plays a key role in risk management and measurement. It reviews trading models and valuations; develops and performs stress tests, sensitivity analysis and VAR calculations; reviews profit and loss performance; and participates in new product development.
NET INTEREST MARGIN: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.
NOTIONAL PRINCIPAL AMOUNTS: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
OFF-BALANCE SHEET INSTRUMENTS: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.
OPTIONS: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call), or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
PRODUCTIVITY RATIO: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.
REPOS: Repos is short for “obligations related to assets sold under repurchase agreements” – a short-term transaction where the Bank sells assets,normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
RETURN ON EQUITY (ROE): Net income available to common shareholders, expressed as a percentage of average common shareholders’ equity.
REVERSE REPOS: Short for “assets purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
RISK-WEIGHTED ASSETS: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents,using specified conversion factors, before the appropriate risk weights are applied.
SECURITIZATION: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.
STANDBY LETTERS OF CREDIT AND LETTERS OF GUARANTEE: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.
SWAPS: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
TAXABLE EQUIVALENT BASIS (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.
TIER 1, TOTAL CAPITAL AND TANGIBLE COMMON EQUITY RATIOS: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity, non-controlling interest in subsidiaries plus non-cumulative preferred shares, less unamortized goodwill and ineligible intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital. Tangible common equity is comprised of common shareholders’ equity, less goodwill and intangible assets.
VALUE AT RISK (VAR): VAR is an estimate of the potential loss of value that might result from holding a position for a specified period of time, with a given level of statistical confidence.
VARIABLE INTEREST ENTITY: An entity where its equity at risk is insufficient to permit the financing of its activities on a stand-alone basis or where its equity investors, as a group, lack certain essential characteristics of a controlling financial interest.
90     Scotia bank 2005 Annual Report

2005 Consolidated Financial Statements

92	Management’s Responsibility for Financial Information
92	Shareholders’ Auditors’ Report
93	Consolidated Balance Sheet
94	Consolidated Statement of Income
95	Consolidated Statement of Changes in Shareholders’ Equity
96	Consolidated Statement of Cash Flows
97	Notes to the Consolidated Financial Statements
Scotiabank 2005 Annual Report     91

CONSOLIDATED FINANCIAL STATEMENTS
Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions, Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP and PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon completion of such audit in the following report to the shareholders. In order to provide their opinion on these consolidated financial statements, the Shareholders’ Auditors review selected aspects of the system of internal controls and conduct their work to the extent that they consider appropriate. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh	Luc A. Vanneste
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Toronto, November 29, 2005
Shareholders’ Auditors’ Report
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia as at October 31, 2005 and 2004, and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP	PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants	Toronto, November 29, 2005
92      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 ($ millions)	2005	2004(1)

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,501	$1,921
Interest-bearing deposits with banks	15,182	12,932
Precious metals	2,822	2,302

	20,505	17,155

Securities(Note 3)
Investment	23,452	15,717
Trading	50,007	43,056

	73,459	58,773

Loans(Note 4)
Residential mortgages	75,520	69,018
Personal and credit cards	34,695	30,182
Business and government	62,681	57,384
Securities purchased under resale agreements	20,578	17,880

	193,474	174,464
Allowance for credit losses (Note 5 (b))	2,469	2,696

	191,005	171,768

Other
Customers’ liability under acceptances	7,576	7,086
Trading derivatives’ market valuation (Note 23 (d))	11,622	14,198
Land, buildings and equipment (Note 7)	1,934	1,872
Goodwill (Note 8)	498	261
Other intangible assets (Note 8)	235	240
Other assets (Note 9)	7,191	7,859

	29,056	31,516

	$314,025	$279,212

Liabilities and shareholders’ equity
Deposits(Note 10)
Personal	$83,953	$79,020
Business and government	109,389	94,125
Banks	24,103	22,051

	217,445	195,196

Other
Acceptances	7,576	7,086
Obligations related to securities sold under repurchase agreements	26,032	19,428
Obligations related to securities sold short	11,250	7,585
Trading derivatives’ market valuation (Note 23 (d))	11,193	14,054
Other liabilities (Note 11)	20,794	15,733
Non-controlling interest in subsidiaries	306	280

	77,151	64,166

Subordinated debentures(Note 12)	2,597	2,615

Capital instrument liabilities(Note 13)	750	2,250

Shareholders’ equity
Capital stock (Note 14)
Preferred shares	600	300
Common shares and contributed surplus	3,317	3,229
Retained earnings	14,126	13,239
Cumulative foreign currency translation	(1,961)	(1,783)

	16,082	14,985

	$314,025	$279,212

Arthur R.A. Scace	Rick Waugh
Chairman of the Board	President and Chief Executive Officer

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

The accompanying notes are an integral part of these consolidated financial statements.
Scotiabank 2005 Annual Report     93

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2005	2004(1)	2003(1)

Interest income
Loans	$10,053	$9,074	$9,945
Securities	3,104	2,662	2,859
Deposits with banks	646	441	442

	13,803	12,177	13,246

Interest expense
Deposits	5,755	4,790	5,222
Subordinated debentures	134	112	139
Capital instrument liabilities	53	164	182
Other	1,990	1,410	1,735

	7,932	6,476	7,278

Net interest income	5,871	5,701	5,968
Provision for credit losses (Note 5 (b))	230	390	893

Net interest income after provision for credit losses	5,641	5,311	5,075

Other income
Card revenues	251	231	204
Deposit and payment services	701	646	593
Mutual funds	193	171	161
Investment management, brokerage and trust services	600	504	455
Credit fees	542	583	684
Trading revenues	594	476	501
Investment banking	680	648	673
Net gain on investment securities (Note 3)	414	477	159
Securitization revenues	79	111	140
Other	475	473	445

	4,529	4,320	4,015

Net interest and other income	10,170	9,631	9,090

Non-interest expenses
Salaries and employee benefits	3,488	3,452	3,361
Premises and technology	1,148	1,139	1,156
Communications	255	248	251
Advertising and business development	232	210	199
Professional	186	163	141
Business and capital taxes	147	142	144
Other	587	508	479

	6,043	5,862	5,731

Income before the undernoted	4,127	3,769	3,359
Provision for income taxes (Note 16)	847	786	777
Non-controlling interest in net income of subsidiaries	71	75	160

Net income	$3,209	$2,908	$2,422

Preferred dividends paid	25	16	16

Net income available to common shareholders	$3,184	$2,892	$2,406

Average number of common shares outstanding (millions) (2) (Note 18):
Basic	998	1,010	1,010
Diluted	1,012	1,026	1,026

Earnings per common share (in dollars)(2)(3)(Note 18):
Basic	$3.19	$2.87	$2.38
Diluted	$3.15	$2.82	$2.34
Dividends per common share (in dollars)(2)	$1.32	$1.10	$0.84

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.
94     Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2005	2004(1)	2003(1)

Preferred shares (Note 14)
Balance at beginning of year	$300	$300	$300
Issued	300	—	—

Balance at end of year	600	300	300

Common shares and contributed surplus
Common shares (Note 14):
Balance at beginning of year	3,228	3,140	3,002
Issued	172	117	163
Purchased for cancellation	(84)	(29)	(25)

Balance at end of year	3,316	3,228	3,140
Contributed surplus: Fair value of stock options (Note 15)	1	1	1

Total	3,317	3,229	3,141

Retained earnings
Balance at beginning of year	13,239	11,747	10,398
Net income	3,209	2,908	2,422
Dividends: Preferred	(25)	(16)	(16)
Common	(1,317)	(1,110)	(849)
Purchase of shares	(973)	(290)	(201)
Other	(7)	—	(7)

Balance at end of year	14,126	13,239	11,747

Cumulative foreign currency translation
Balance at beginning of year	(1,783)	(1,074)	102
Net unrealized foreign exchange translation losses (2)	(178)	(709)	(1,176)

Balance at end of year	(1,961)	(1,783)	(1,074)

Total shareholders’ equity at end of year	$16,082	$14,985	$14,114

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Comprises unrealized foreign exchange translation losses on net investments in self-sustaining foreign operations of $(416) (2004 – $(1,085); 2003 – $(2,185)) and gains from related foreign exchange hedging activities of $238 (2004 – $376; 2003 – $1,009).
The accompanying notes are an integral part of these consolidated financial statements.
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CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Cash Flows

Sources and (uses) of cash flows
For the year ended October 31 ($ millions)	2005	2004(1)	2003(1)

Cash flows from operating activities
Net income	$3,209	$2,908	$2,422
Adjustments to net income to determine cash flows:
Depreciation and amortization	202	216	237
Provision for credit losses	230	390	893
Future income taxes	(231)	(87)	(108)
Net gain on investment securities	(414)	(477)	(159)
Net accrued interest receivable and payable	(204)	(103)	406
Trading securities	(7,014)	(1,514)	(10,218)
Trading derivatives’ market valuation, net	(400)	350	(375)
Other, net	1,300	(718)	(244)

	(3,322)	965	(7,146)

Cash flows from financing activities
Deposits	22,282	8,106	10,941
Obligations related to securities sold under repurchase agreements	6,676	(8,011)	722
Obligations related to securities sold short	3,693	(1,528)	653
Subordinated debentures redemptions/repayments	—	—	(1,059)
Capital instrument liabilities issued	—	—	750
Capital instrument liabilities redemptions/repayments	—	(260)	(494)
Capital stock issued	416	114	163
Capital stock redeemed/purchased for cancellation	(1,057)	(319)	(226)
Cash dividends paid	(1,342)	(1,126)	(865)
Other, net	806	(230)	(1,165)

	31,474	(3,254)	9,420

Cash flows from investing activities
Interest-bearing deposits with banks	(2,814)	3,483	(2,061)
Loans, excluding securitizations	(23,910)	(7,998)	(903)
Loan securitizations	2,153	3,514	2,443
Investment securities:
Purchases	(26,200)	(24,471)	(26,566)
Maturities	12,955	14,742	10,685
Sales	10,724	14,384	15,168
Land, buildings and equipment, net of disposals	(168)	(228)	(135)
Other, net(2)	(276)	(59)	(449)

	(27,536)	3,367	(1,818)

Effect of exchange rate changes on cash and cash equivalents	(36)	(54)	(148)

Net change in cash and cash equivalents(3)	580	1,024	308
Cash and cash equivalents at beginning of year	1,921	897	589

Cash and cash equivalents at end of year	$2,501	$1,921	$897

Represented by:
Cash and non-interest-bearing deposits with banks	$2,501	$1,921	$1,373
Cheques and other items in transit, net liability(3)	—	—	(476)

Cash and cash equivalents at end of year	$2,501	$1,921	$897

Cash disbursements made for:
Interest	$8,142	$6,581	$7,153
Income taxes	$907	$751	$414

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Comprises investments in subsidiaries which are net of non-cash consideration consisting of common shares issued from treasury of $49 (2004 – nil; 2003 – nil) and cash and cash equivalents at the date of acquisition of $17 (2004 – nil; 2003 – $38).

(3)	In the fourth quarter of 2004, the Bank prospectively changed the balance sheet presentation of certain types of cheques and other items in transit. These items are recorded gross in different asset and liability categories, whereas previously these items were recorded net in cheques and other items in transit in other liabilities in the Consolidated Balance Sheet. This change in balance sheet presentation also resulted in certain types of cheques and other items in transit no longer being classified as part of cash and cash equivalents and had the effect of increasing the 2004 net change in cash and cash equivalents by $519. These changes resulted from a new Canadian Institute of Chartered Accountants’ standard for financial reporting, which eliminated industry practice as a source of generally accepted accounting principles.
The accompanying notes are an integral part of these consolidated financial statements.
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Notes to the Consolidated Financial Statements

Page	Note
98	1.	Significant accounting policies
102	2.	Future accounting changes
103	3.	Securities
104	4.	Loans
105	5.	Impaired loans and allowance for credit losses
106	6.	Variable interest entities
107	7.	Land, buildings and equipment
107	8.	Goodwill and other intangible assets
107	9.	Other assets
108	10.	Deposits
108	11.	Other liabilities
108	12.	Subordinated debentures
109	13.	Capital instrument liabilities
110	14.	Capital stock
111	15.	Stock-based compensation
113	16.	Corporate income taxes
114	17.	Employee future benefits
116	18.	Earnings per common share
116	19.	Related party transactions
116	20.	Segmented results of operations
119	21.	Guarantees, commitments and contingent liabilities
121	22.	Financial instruments
124	23.	Derivative instruments
128	24.	Acquisitions
129	25.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
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CONSOLIDATED FINANCIAL STATEMENTS
1. Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 25 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of investment securities and determination of the primary beneficiary of a variable interest entity (VIE). Actual results could differ from these and other estimates.
     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year, the effects of these changes have been discussed in the respective notes.
Basis of consolidation
     The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
     Investments where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are included in investment securities in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income — securities in the Consolidated Statement of Income.
Change in accounting policy:
     Effective November 1, 2004, the Bank adopted a new accounting guideline issued by the Canadian Institute of Chartered Accountants (CICA), which requires consolidation of VIEs by the primary beneficiary. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The VIE guideline also exempts certain entities from its scope. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.
     Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
     On adoption of this new accounting guideline, the Bank assessed that it was the primary beneficiary of multi-seller commercial paper conduit programs which it administers, and consolidated these conduits in its financial statements. As a result, investment securities, personal and credit card loans, and other liabilities on the Consolidated Balance Sheet increased by $5 billion, $3 billion, and $8 billion, respectively. Refer to Note 6 for total asset balances as at October 31, 2005.
     The Bank also assessed that it is not the primary beneficiary of Scotiabank Capital Trust. As a result, on adoption of this new accounting guideline, the Bank deconsolidated this entity on a prospective basis, with the effect of reclassifying $1.5 billion of obligations to business and government deposit liabilities from capital instrument liabilities in the Consolidated Balance Sheet.
     There were other structures that the Bank consolidated on adoption of this new accounting guideline. However, the resulting increase in total assets and liabilities was insignificant. The adoption of this new accounting guideline did not affect net income available to common shareholders or earnings per share.
     Accounting standard setters continue to deliberate issues associated with the VIE guideline. As these issues are addressed and revisions to the accounting guidance are made, the effects of this new guideline, as described above, may change in future.
Translation of foreign currencies
     Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations, and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining branches, subsidiaries and associated corporations, together with any gains or losses arising from hedges of those net investment positions, are credited or charged to cumulative foreign currency translation in the Consolidated Balance Sheet, except as noted below. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded unrealized gains or losses thereon are transferred from cumulative foreign currency translation in the Consolidated Balance Sheet to the Consolidated Statement of Income.
     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income-trading revenues in the Consolidated Statement of Income.
     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
Precious metals
     Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.
Securities
     Securities are held in either the investment or trading portfolio. Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Equity securities in which the Bank’s holdings of voting shares are less than 20% are carried at cost, except
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CONSOLIDATED FINANCIAL STATEMENTS
where significant influence is demonstrated. Debt securities held in the investment account are carried at amortized cost with premiums and discounts being amortized to interest income — securities over the period to maturity. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is appropriately reduced. Such reductions, if any, together with gains and losses on disposals, which are determined on an average cost basis, are included in other income — net gain on investment securities in the Consolidated Statement of Income.
     Trading securities are intended to be held for a short period of time and are carried at market value. Gains and losses on disposal and adjustments to market value are included in other income — trading revenues in the Consolidated Statement of Income. Where securities are used to manage the volatility of stock-based compensation, gains and losses on disposal and adjustments to market value are included in salaries and employee benefits expense in the Consolidated Statement of Income.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are treated as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income — trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Loans
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet.
     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.
     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.
     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
     Foreclosed assets received after April 30, 2003, meeting specified criteria are considered to be held for sale and recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business. Prior to May 1, 2003, foreclosed assets were included in impaired loans and presumed to be held for sale.
     Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income when the syndication is completed.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances and a general allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, certain personal loans and certain international residential mortgages, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, certain personal loans and certain international residential mortgages are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement
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CONSOLIDATED FINANCIAL STATEMENTS
whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio that have not been specifically provided for.
     The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in investment securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment. When there has been an adverse change in the expected cash flows and the fair value of such retained interests is less than the carrying value, the retained interest’s carrying value is reduced to that fair value by a charge to securitization revenues in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income — securitization revenues in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
     For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income — other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income — credit fees in the Consolidated Statement of Income.
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings — 40 years, equipment and computer software — 3 to 10 years and leasehold improvements —term of lease. Prior to November 1, 2003, computer software was expensed as incurred. This change was made following the CICA’s elimination of industry practice as a source of GAAP and did not have a material impact on the Bank’s results of operations for fiscal 2004.
     Net gains and losses on disposal are included in other income — other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
Capital instrument liabilities
Change in accounting policy:
Effective November 1, 2004, the Bank, as required, retroactively adopted, with restatement of prior periods, a new pronouncement issued by the CICA amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires those instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than as equity.
     This pronouncement affected $2 billion of Scotiabank Trust Securities issued through BNS Capital Trust and Scotiabank Capital Trust, and $250 million of preferred shares issued by Scotia Mortgage Investment Corporation. These instruments were retroactively reclassified from non-controlling interest in subsidiaries and shareholders’ equity, respectively, to capital instrument liabilities. As well, for fiscal 2004 disbursements of $164 million (2003 — $182 million) associated with these instruments were retroactively reclassified as interest expense, whereas prior to fiscal 2005, such disbursements were recorded as non-controlling interest in net income of subsidiaries of $134 million (2003 — $120 million) and preferred dividends of $23 million (2003 — $55 million), net of provision for income taxes of $7 million (2003 — $7 million).
     Furthermore, effective November 1, 2004, in accordance with a new Canadian accounting pronouncement related to VIEs,
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$1.5 billion of Scotiabank Trust Securities were reclassified prospectively to deposit liabilities in the Consolidated Balance Sheet (see the above changes in accounting policy regarding the basis of consolidation).
     In all cases, there was no change to net income available to common shareholders or earnings per share. As well, the Bank’s regulatory capital ratios were not affected, as the Bank’s innovative Tier 1 capital instruments remain eligible as Tier 1 capital for regulatory purposes.
Corporate income taxes
     The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include swaps, forwards and options.
     The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures, mainly to currency and interest rate fluctuations, as part of the Bank’s asset/liability management. Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate trading income.
     Trading derivatives are carried at their fair values [refer to Note 23(d)]. The determination of the fair value of trading derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments. The gains and losses resulting from changes in fair values are included in other income — trading revenues in the Consolidated Statement of Income. Unrealized gains and unrealized losses on trading derivatives are reported separately in the Consolidated Balance Sheet as trading derivatives’ market valuation.
     Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
     Effective November 1, 2003, the Bank adopted a new accounting guideline for hedging relationships, issued by the CICA. This guideline establishes certain qualifying conditions for the use of hedge accounting which are more stringent and formalized than prior standards. The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at the hedge’s inception, and on an ongoing basis, whether the derivatives that are used in the hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
     The Bank reassessed its hedging relationships as at November 1, 2003, which on transition resulted in an associated unrealized net loss of $44 million from asset/liability management derivatives that did not qualify for hedge accounting under the new criteria. This amount was deferred in other assets in the Consolidated Balance Sheet, and is being recognized in earnings as the original hedged items affect net income. The adoption of this accounting guideline did not have a material impact on the Bank’s results of operations for fiscal 2004.
     Income and expenses on derivative instruments designated and qualifying as hedges are recognized in the Consolidated Statement of Income in the same period as the related hedged item. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value. Asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair value are recorded in the Consolidated Statement of Income as follows: interest rate-related contracts in net interest income; options used in managing investment securities in net gain on investment securities; and other derivative contracts in other income — other. Accrued income and expenses, and deferred gains and losses are included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet.
     Where the Bank manages its exposures using written credit default swaps, these derivatives are carried at fair value with changes in their fair value included in other income — other, in the Consolidated Statement of Income. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in their fair value included in salaries and employee benefits expense, in the Consolidated Statement of Income.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions — including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range
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from 11 to 22 years. For principal other benefit plans, these periods range from 7 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 11 to 22 years and from 7 to 27 years, respectively. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
Stock-based compensation
The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 15.
     Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability, which arise from fluctuations in the market price of the Bank’s common shares, are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
     The Bank’s other stock-based compensation plans are accounted for in the same manner as stock options with Tandem SAR features. The stock-based compensation expense is recognized evenly over an applicable vesting period.
     Stock options granted after November 1, 2002, to non-officer directors do not have Tandem SAR features. These are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.
     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
2. Future accounting changes
The following summarizes future accounting policy changes that are relevant to the Bank’s Consolidated Financial Statements subsequent to October 31, 2005.
Financial instruments
The CICA has issued three new standards: Financial Instruments —Recognition and Measurement, Hedges and Comprehensive Income. These will be effective for the Bank on November 1, 2006, and require the following:
Financial Instruments — Recognition and Measurement
All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except the following, which will be carried at amortized cost: loans and receivables, certain securities and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value in the Consolidated Balance Sheet.
Hedges
In a fair value hedge, the change in fair value of the hedging derivative will be offset in the Consolidated Statement of Income against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative to the extent effective will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statement of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statement of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statement of Income.
Comprehensive Income
Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Income. Other comprehensive income will form part of shareholders’ equity.
The transitional impact of these new standards is not yet determinable as it is dependent on the Bank’s outstanding positions, hedging strategies and market volatility at the time of transition.
102      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
3. Securities

	Remaining term to maturity						2005	2004
					No
	Within	Three to	One to	Over	specific		Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value	value

Investment securities:
Canadian federal government debt(1)	$1,606	$103	$1,411	$14	$—		$3,134	$1,658
Canadian provincial and municipal debt	350	30	17	—	—		397	384
U.S. treasury and other U.S. agencies	6	59	1,498	1,466	—		3,029	1,386
Other foreign governments	977	808	912	1,875	—		4,572	4,363
Bonds of designated emerging markets	28	—	105	459	—		592	708
Other debt	1,926	669	5,286	1,088	—		8,969	4,353
Preferred shares	—	—	3	—	679	(2)	682	760
Common shares	—	—	—	—	1,910		1,910	1,964
Associated corporations	—	—	—	5	162	(3)	167	141

Total	4,893	1,669	9,232	4,907	2,751		23,452	15,717

Trading securities (4):
Canadian federal government debt	736	1,152	2,403	1,554	—		5,845	5,452
Canadian provincial and municipal debt	1,011	489	965	2,113	—		4,578	2,923
U.S. treasury and other U.S. agencies	3	—	670	174	—		847	711
Other foreign governments	758	1,504	3,273	270	—		5,805	5,226
Common shares	—	—	—	—	25,494		25,494	21,447
Other	1,984	902	3,096	1,238	218		7,438	7,297

Total	4,492	4,047	10,407	5,349	25,712		50,007	43,056

Total securities	$9,385	$5,716	$19,639	$10,256	$28,463		$73,459	$58,773

Total by currency (in Canadian equivalent):
Canadian dollar	$4,911	$2,319	$6,562	$4,335	$23,207		$41,334	$34,200
U.S. dollar	1,929	706	8,531	4,273	5,006		20,445	14,528
Other currencies	2,545	2,691	4,546	1,648	250		11,680	10,045

Total securities	$9,385	$5,716	$19,639	$10,256	$28,463		$73,459	$58,773

(1)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $1,214 (2004 — nil) [refer to Note 4 (b)].

(2)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.

(3)	Equity securities of associated corporations have no stated term, and as a result, have been classified in the “No specific maturity” column.

(4)	Trading securities are carried at market value.
An analysis of unrealized gains and losses on investment securities is as follows:

	2005				2004
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	unrealized	unrealized	market	Carrying	unrealized	unrealized	market
As at October 31 ($ millions)	value	gains	losses	value	value	gains	losses	value

Canadian federal government debt	$3,134	$10	$18	$3,126	$1,658	$—	$—	$1,658
Canadian provincial and municipal debt	397	—	—	397	384	1	—	385
U.S. treasury and other U.S. agencies	3,029	—	50	2,979	1,386	8	1	1,393
Other foreign governments	4,572	411	14	4,969	4,363	408	11	4,760
Bonds of designated emerging markets	592	286	—	878	708	360	2	1,066
Other debt	8,969	48	20	8,997	4,353	84	9	4,428
Preferred shares	682	21	9	694	760	31	11	780
Common shares	1,910	528	34	2,404	1,964	535	39	2,460
Associated corporations	167	—	—	167	141	—	—	141

Total investment securities	$23,452	$1,304	$145	$24,611	$15,717	$1,427	$73	$17,071

The net unrealized gain on investment securities of $1,159 million (2004 — $1,354 million) decreases to a net unrealized gain of $1,035 million (2004 — $1,048 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account.
Scotiabank 2005 Annual Report      103

CONSOLIDATED FINANCIAL STATEMENTS
An analysis of net gain on investment securities is as follows:

For the year ended October 31 ($ millions)	2005	2004	2003

Realized gains	$599	$691	$492
Realized losses and impairment writedowns	185	214	333

Net gain on investment securities	$414	$477	$159

4. Loans
(a) Loans outstanding
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2005	2004

Canada:
Residential mortgages	$69,431	$64,347
Personal and credit cards	30,122	26,296
Business and government	24,843	22,294
Securities purchased under resale agreements	11,683	11,450

	136,079	124,387

United States:
Business, government and other	9,494	10,591
Securities purchased under resale agreements	6,052	3,174

	15,546	13,765

Other International:
Personal lending	10,594	8,513
Business and government	28,411	24,543
Securities purchased under resale agreements	2,844	3,256

	41,849	36,312

	193,474	174,464
Less: allowance for credit losses	2,469	2,696

Total(2)	$191,005	$171,768

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $35,560 (2004 — $30,590) and loans denominated in other foreign currencies amount to $22,466 (2004 — $20,753).
(b) Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 15.2% (2004 —15.6%; 2003 — 14.3%), an excess spread of 1.2% (2004 — 1.2%; 2003 — 1.4%), and a discount rate of 3.8% (2004 — 4.2%; 2003 —4.3%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2005	2004	2003

Net cash proceeds(1)	$2,153	$3,514	$2,443
Retained interest	66	106	89
Retained servicing liability	(14)	(23)	(16)

	2,205	3,597	2,516
Residential mortgages securitized	2,161	3,537	2,467

Net gain on sale	$44	$60	$49

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $1,452 (2004 and 2003 — nil). These assets are classified as investment securities and have an outstanding balance of $1,214 (2004 and 2003 — nil) [refer to note 3].
104      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2005	2004

Carrying value of the retained interest ($)	212	209
Fair value of the retained interest ($)	216	222
Weighted average life (in years)	3	4

Prepayment rate (%)	14.8	14.5
Impact on fair value of a 10% adverse change ($)	(5)	(7)
Impact on fair value of a 20% adverse change ($)	(9)	(14)

Residual cash flow annual discount rate (%)	3.3-4.2	3.0-4.5
Impact on fair value of a 10% adverse change ($)	(1)	(2)
Impact on fair value of a 20% adverse change ($)	(3)	(4)

Excess spread (%)	1.2	1.3
Impact on fair value of a 10% adverse change ($)	(20)	(20)
Impact on fair value of a 20% adverse change ($)	(39)	(40)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.
Information on total securitized loan assets(1) is summarized as follows:

	2005				2004			2003
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31

Mortgages	$7,801	$—	$—	$7,523	$—	$—	$5,248	$—	$—
Personal and credit cards	809	4	2	1,319	5	5	2,417	12	16

Total	$8,610	$4	$2	$8,842	$5	$5	$7,665	$12	$16

(1)	Excludes insured mortgages which were securitized and retained by the Bank [refer to Note 3].
5. Impaired loans and allowance for credit losses
(a) Impaired loans

				2005	2004
			Specific
As at October 31 ($ millions)	Gross	(1)	allowance (2)	Net	Net

By loan type:
Residential mortgages	$264		$(106)	$158	$96
Personal and credit cards	366		(356)	10	39
Business and government	1,190		(677)	513	744

Total	$1,820	(3)(4)	$(1,139)	$681	$879

By geography:
Canada				$188	$144
United States				249	442
Other International				244	293

Total				$681	$879

(1)	Gross impaired loans denominated in U.S. dollars amount to $612 (2004 — $940) and those denominated in other foreign currencies amount to $674 (2004 — $779).

(2)	The specific allowance for impaired loans evaluated on an individual basis amounts to $681 (2004 — $865).

(3)	Impaired loans without an allowance for credit losses against individual loans totalled $151 (2004 — $110).

(4)	Average balance of gross impaired loans totalled $1,939 (2004 — $2,989).
Scotiabank 2005 Annual Report      105

CONSOLIDATED FINANCIAL STATEMENTS
(b) Allowance for credit losses

	Specific		General
As at October 31 ($ millions)	allowance		allowance	2005	2004	2003

Balance at beginning of year	$1,329		$1,375	$2,704	$3,580	$3,848
Presented with securities(1)	—		—	—	(363)	—
Write-offs(2)	(650)		—	(650)	(982)	(948)
Recoveries	205		—	205	158	164
Provision for (reversal of) credit losses	275		(45)	230	390	893
Other, including foreign currency adjustment	(14	)(3)	—	(14)	(79)	(377)

Balance at end of year(4)	$1,145		$1,330	$2,475	$2,704	$3,580 (1)

(1)	Effective November 1, 2003, the country risk allowance related to investment securities is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

(2)	Write-offs of loans restructured during the year were $18 (2004 — $10; 2003 — $40).

(3)	Includes $59 on acquisition of Banco de Comercio S.A. de C.V., El Salvador.

(4)	As at October 31, 2005, $6 (October 31, 2004 — $8; October 31, 2003 — nil) has been recorded in other liabilities.
6. Variable interest entities
Effective November 1, 2004, the Bank adopted a new accounting guideline, which requires prospective consolidation of variable interest entities (VIEs) by the primary beneficiary [refer to Note 1]. The following table provides information about VIEs that the Bank consolidated and other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.
Consolidated VIEs(a):

Total
As at October 31, 2005 ($ millions)	assets

Multi-seller conduits that the Bank administers(b)	$4,722
Funding vehicles(c)	824
Other(d)	750

Other VIEs in which the Bank has a significant variable interest:

		Maximum
	Total	exposure
As at October 31, 2005 ($ millions)	assets	to loss(e)

Multi-seller conduits that the Bank administers(b)	$4,085	$4,712
Funding vehicles(c)	1,608	—
Structured finance entities(d)	2,076	1,239
Collateralized debt obligation entities(f)	1,404	375
Other	486	91

(a)	The assets supporting the obligations of these consolidated VIEs as at October 31, 2005 are as follows: cash and non-interest bearing deposits with banks of $128 million; residential mortgage loans of $763 million; investment securities of $5,309 million; and other assets of $96 million. In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.

(b)	The Bank administers multi-seller commercial paper conduit programs, which involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and absorb first losses for their portion of the programs. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities. As at October 31, 2005, the conduit programs had commitments of $4,243 million to purchase securities in the future.

(c)	The Bank uses special purpose entities to facilitate cost-efficient financing of its own operations. Activities of these entities are generally limited to holding a pool of assets or receivables from the Bank used to finance distributions to their investors. Prior to the adoption of this new accounting guideline, the Bank consolidated all of these funding vehicles.

(d)	This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing. Generally, both the Bank and the client invest in such entities with the proceeds used to make loans to corporations affiliated with the client.

(e)	The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. The Bank has recorded $1,669 million of this exposure, primarily its ownership interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2005.

(f)	The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences.
106      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
7. Land, buildings and equipment

			2005	2004
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$247	$—	$247	$236
Buildings	1,417	400	1,017	1,005
Equipment and computer software	2,464	1,987	477	447
Leasehold improvements	700	507	193	184

Total	$4,828	$2,894	$1,934	$1,872

Depreciation and amortization in respect of the above buildings, equipment and computer software, and leasehold improvements for the year amounted to $173 million (2004 — $189 million; 2003 — $208 million).
8. Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2005	2004	2003

Balance at beginning of year	$115	$135	$11	$261	$270	$299
Acquisitions	—	143	84	227	—	76
Impairment	—	—	—	—	—	—
Adjustment to goodwill	—	—	—	—	—	(95	)(1)
Effects of foreign exchange and other	—	10	—	10	(9)	(10)

Balance at end of year	$115	$288	$95	$498	$261	$270

Intangible assets

	Gross
	carrying		Accumulated	2005	2004	2003
As at October 31 ($ millions)	amount		amortization	Net	Net	Net

Intangible assets	$421	(1)	$186	$235	$240	$284

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2005, was $29 million (2004 — $27 million; 2003 — $29 million).

(1)	In prior years, the Bank recognized income tax benefits (2004 — $94; 2003 — $102), relating to pre-acquisition income tax loss carryforwards that had not been reflected in the purchase price equation at the date of acquisition. These income tax benefits were applied first to decrease goodwill (2004 — nil; 2003 — $95) and then to reduce intangible assets (2004 — $18; 2003 — $7).
9. Other assets

As at October 31 ($ millions)	2005	2004

Accrued interest	$1,561	$1,608
Accounts receivable	1,016	1,020
Future income tax assets (Note 16)	1,295	1,055
Other	3,319	4,176

Total	$7,191	$7,859

Scotiabank 2005 Annual Report      107

CONSOLIDATED FINANCIAL STATEMENTS
10. Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2005	2004
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$1,654	$1,330	$30,444	$50,525	$83,953	$79,020
Business and government(1)	11,498	7,180	12,611	78,100	109,389	94,125
Banks	98	221	855	22,929	24,103	22,051

Total	13,250	8,731	43,910	151,554	217,445	195,196

Recorded in:
Canada					154,297	136,949
United States					9,778	9,592
Other International					53,370	48,655

Total(2)					$217,445	$195,196

(1)	Includes deposits by Scotiabank Capital Trust of $1,500 (2004 — nil). Prior to November 1, 2004, the Bank consolidated Scotiabank Capital Trust, and the Trust’s liabilities were recorded as capital instrument liabilities [refer to Note 1 and Note 13].

(2)	Deposits denominated in U.S. dollars amount to $51,220 (2004 — $49,923) and deposits denominated in other foreign currencies amount to $33,095 (2004 — $29,193).
11. Other liabilities

As at October 31 ($ millions)	2005	2004

Accrued interest	$1,876	$2,107
Accounts payable and accrued expenses	3,353	3,280
Deferred income	322	341
Other liabilities of subsidiaries and VIEs(1)	5,969	919
Gold and silver certificates	2,711	2,018
Future income tax liabilities (Note 16)	62	56
Other	6,501	7,012

Total	$20,794	$15,733

(1)	Excludes deposits and capital instrument liabilities.
12. Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 were:

As at October 31 ($ millions)
Maturity date	Interest rate (%)	Terms(1) (currency in millions)	2005	2004

September 2008	6.25	US $250	$295	$305
February 2011	7.4	Redeemable at any time. After February 8, 2006,
		interest will be payable at an annual rate equal
		to the 90-day bankers’ acceptance rate plus 1%	300	300
July 2012	6.25	Redeemable at any time. After July 16, 2007, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 1%	500	500
July 2013	5.65	Redeemable at any time. After July 22, 2008,
		interest will be payable at an annual rate
		equal to the 90-day bankers’ acceptance rate plus 1%	425	425
September 2013	8.3	Redeemable at any time	250	250
May 2014	5.75	Redeemable at any time. After May 12, 2009, interest
		will be payable at an annual rate equal to the 90-day
		bankers’ acceptance rate plus 1%	325	325
June 2025	8.9	Redeemable at any time	250	250
August 2085	Floating	US $214 bearing interest at a floating rate of the
		offered rate for six-month Eurodollar deposits plus
		0.125%. Redeemable on any interest payment date	252	260

			$2,597	$2,615

The aggregate maturities of the debentures are as follows ($ millions):

Less than 3 years	$295
From 3 to 5 years	—
From 5 to 10 years	1,800
Over 10 years	502

$2,597

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.
108      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
13. Capital instrument liabilities
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments, including the securities issued by Scotiabank Capital Trust that are not reflected as capital instrument liabilities in the Consolidated Balance Sheet in 2005, as a result of the prospective deconsolidation of Scotiabank Capital Trust effective November 1, 2004, [refer to Note 1 and Note 10] remain eligible as Tier 1 capital for regulatory purposes.

As at October 31 ($ millions)	2005	2004

Preferred shares issued by Scotia Mortgage Investment Corporation(a)	$250	$250
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(b)	500	500
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(c)	—	750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(d)	—	750

	$750	$2,250

(a)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares which are entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. With regulatory approval, on or after October 31, 2007, Class A Preferred Shares may be redeemed in whole by the payment of cash by Scotia Mortgage Investment Corporation or, at the option of the Bank, exchanged for a variable number of common shares based upon an average of the Bank’s common share price near the redemption date. On or after October 31, 2007, the Class A Preferred Shares will be exchangeable at the option of the holder into a variable number of common shares based upon an average of the Bank’s common share price, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such shares. Under certain circumstances the Class A Preferred Shares of Scotia Mortgage Investment Corporation will be automatically exchanged, without the consent of the holder, into Series Z Non-cumulative Preferred Shares of the Bank which would bear the same dividend rate and similar redemption features [refer to Note 14 — Restrictions on dividend payments].

(b)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2005, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2005, at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. These Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS. Under certain circumstances, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series Y of the Bank [refer to Note 14 — Restrictions on dividend payments]. In all circumstances, the Non-cumulative Preferred Shares Series Y are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank.

(c)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities — Series 2002-1. These securities are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. The first such payment was made on June 30, 2002, in an amount of $11.07. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi- annually in an amount of $0.53125 per $25.00 share. Under certain circumstances, these trust securities would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to noncumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. Both the Non-cumulative Preferred Shares Series W and the Noncumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. On November 1, 2004, the Bank deconsolidated Scotiabank Capital Trust and these liabilities were reclassed to deposits [refer to Note 1 and Note 10].

(d)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1. These securities are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. The first such payment was made on June 30, 2003, in an amount of $23.58. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under certain circumstances, these trust securities would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. Both the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. On November 1, 2004, the Bank deconsolidated Scotiabank Capital Trust and these liabilities were reclassed to deposits [refer to Note 1 and Note 10].
Scotiabank 2005 Annual Report      109

CONSOLIDATED FINANCIAL STATEMENTS
14. Capital stock
Authorized:
     An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2005		2004(1)		2003(1)
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 12(a)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(b)	12,000,000	300	—	—	—	—

Total preferred shares	24,000,000	$600	12,000,000	$300	12,000,000	$300

Common shares:(c)
Outstanding at beginning of year	1,008,505,580	$3,228	1,010,705,772	$3,140	1,008,243,800	$3,002
Issued under Shareholder Dividend and Share Purchase Plan(d)	154,168	6	178,021	6	143,400	4
Issued under Stock Option Plans (Note 15)	6,423,684	117	6,760,287	111	10,612,772	159
Issued for acquisition of a subsidiary	1,195,294	49	—	—	—	—
Purchased for cancellation(e)	(26,096,600)	(84)	(9,138,500)	(29)	(8,294,200)	(25)

Outstanding at end of year	990,182,126	$3,316	1,008,505,580	$3,228	1,010,705,772	$3,140

Total capital stock		$3,916		$3,528		$3,440

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
(a)	Series 12 Non-cumulative Preferred Shares are entitled to non- cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(b)	Series 13 Non-cumulative Preferred Shares, issued on March 15, 2005, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.30. The initial dividend, paid July 27, 2005, was $0.4405 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2010, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(c)	On April 28, 2004, the Bank paid a stock dividend of one common share for each of its issued and outstanding common shares to common shareholders of record at the close of business on April 6, 2004. The effect is the same as a two-for-one stock split of its common shares. Comparative amounts presented in these consolidated financial statements relating to the number of common shares and options, as well as all per share amounts, have been retroactively adjusted.

(d)	As at October 31, 2005, 22,134,489 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(e)	In January 2005, the Bank initiated a new normal course issuer bid to purchase up to 50 million of the Bank’s common shares. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2006, or the date the Bank completes its purchases. During the year ended October 31, 2005, 26.1 million shares (2004 — 9.1 million shares; 2003 — 8.3 million shares) were purchased at an average price of $40.51 (2004 — $34.96; 2003 — $27.31).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled to have been paid or sufficient funds have been set aside to do so. Further, dividends cannot be declared if the total of all dividends declared in that year would exceed the aggregate of the Bank’s net income to that date and its net income for the preceding two financial years, unless the Superintendent’s approval is obtained.
     In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
110      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
15. Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. Outstanding options expire on dates ranging from June 3, 2006 to December 3, 2014. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 54.0 million common shares have been issued as a result of the exercise of options and 37.4 million common shares are committed under outstanding options, leaving 22.6 million common shares available for issuance as options.
     In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. As these options are fully exercisable at the time of grant, the fair value of $0.5 million for the 76,000 stock options granted in fiscal 2003 was fully expensed in the 2003 fiscal year in other non-interest expenses in the Consolidated Statement of Income. Currently, 224,000 (2004 — 257,150; 2003 — 282,000) options are outstanding at a weighted average exercise price of $23.19 (2004 — $23.13; 2003 —$22.94). In 2005, 33,150 of these options (2004 — 24,850; 2003 — nil) were exercised at a weighted average exercise price of $22.71 (2004 —$20.95; 2003 — nil). These options expire between March 2011 and December 2012. Commencing in fiscal 2004, the Bank no longer grants stock options to these directors.
Details of the Bank’s Employee Stock Option Plan(1) are as follows:

	2005		2004		2003
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	42,525	$19.93	47,400	$18.80	54,226	$17.63
Granted	1,977	39.00	2,592	31.45	4,240	24.43
Exercised	(6,391)	17.00	(6,735)	15.95	(10,613)	15.00
Forfeited/cancelled	(149)	23.57	(374)	22.64	(411)	19.93
Exercise of Tandem SARs	(604)	25.04	(358)	24.75	(42)	24.68

Outstanding at end of year(2)	37,358	$21.35	42,525	$19.93	47,400	$18.80

Exercisable at end of year	29,305	$19.06	29,523	$17.67	29,424	$16.59

Available for grant	22,598		23,821		9,680

As at October 31, 2005		Options Outstanding		Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$8.26 to $14.18	7,139	3.1	$13.14	7,139	$13.14
$15.28 to $21.03	14,945	4.2	$18.94	14,945	$18.94
$24.40 to $27.44	10,880	6.5	$24.60	6,648	$24.62
$31.45 to $39.00	4,394	8.5	$34.79	573	$31.45

	37,358	5.1	$21.35	29,305	$19.06

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Included are 15,274,605 (2004 — 14,482,584; 2003 — 12,750,696) options with Tandem SAR features.
Scotiabank 2005 Annual Report      111

CONSOLIDATED FINANCIAL STATEMENTS
(b) Employee share ownership plans
Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2005, the Bank’s contributions totalled $26 million (2004 — $26 million; 2003 — $24 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2005, an aggregate expense of $140 million (2004 — $174 million; 2003 — $119 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains arising from securities and derivatives used to manage the volatility of stock-based compensation of $94 million (2004 — $138 million; 2003 — $113 million) and other items. Details of these plans are as follows:
Stock Appreciation Rights (SARs)
The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2005, 2,212,980 SARs were granted (2004 —2,830,312; 2003 — 5,368,824) and as at October 31, 2005, 23,148,386 SARs were outstanding (2004 — 24,115,260; 2003 —23,661,894), of which 13,611,252 SARs were vested (2004 —11,278,066; 2003 — 8,564,344).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior officers may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an officer ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2005, there were 1,581,240 units outstanding (2004 — 2,160,146; 2003 — 1,798,382).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-employee directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2005, there were 145,593 units outstanding (2004 — 114,774; 2003 — 94,096).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years. The stock-based compensation expense is recognized evenly over the three-year vesting period, at which time the units are paid, in cash, to the employee. As at October 31, 2005, there were 5,179,850 units (2004 — 5,281,075; 2003 — 3,289,900) awarded and outstanding of which none were vested.
Performance Share Unit Plan (PSU)
In 2004, the Bank introduced the PSU Plan for eligible executives. PSU awards vest at the end of three years and a portion of the PSU awards are subject to performance criteria measured over a three-year period. The three-year performance measures include return on equity compared to target and total shareholder return relative to the other major Canadian banks. The stock-based compensation expense is recognized evenly over the three-year vesting period, and varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2005, there were 1,279,483 units awarded and outstanding (including 423,177 units subject to performance criteria) of which none were vested.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by certain employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.
     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.
     Prior to fiscal 2003, the deferred payment was held in a trust, which purchased common shares of the Bank in the open market. As a result, there was no subsequent expense to the Bank from share price appreciation.
112      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
16. Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2005	2004	2003

Provision for income taxes in the Consolidated Statement of Income:
Current	$1,078	$873	$885
Future	(231)	(87)	(108)

	847	786	777

Provision for future income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	(3)	(1)	26

Total provision for income taxes	$844	$785	$803

Current income taxes:
Domestic:
Federal	$377	$210	$303
Provincial	213	182	206
Foreign	488	481	376

	1,078	873	885

Future income taxes:
Domestic:
Federal	(198)	(52)	(48)
Provincial	(45)	(7)	(52)
Foreign	9	(29)	18

	(234)	(88)	(82)

Total provision for income taxes	$844	$785	$803

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2005		2004		2003
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,443	35.0%	$1,325	35.2%	$1,222	36.4%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(370)	(9.0)	(257)	(6.8)	(233)	(6.9)
Tax-exempt income from securities	(210)	(5.1)	(235)	(6.2)	(197)	(5.9)
Future income tax effect of substantively enacted tax rate changes	15	0.4	(22)	(0.6)	25	0.7
Other, net	(31)	(0.8)	(25)	(0.8)	(40)	(1.2)

Total income taxes and effective tax rate	$847	20.5%	$786	20.8%	$777	23.1%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2005	2004

Allowance for credit losses	$659	$604
Deferred compensation	301	219
Deferred income	82	105
Loss carryforwards(1)	105	96
Loss on disposal of subsidiary operations	87	87
Premises and equipment	(64)	(73)
Securities	(58)	(81)
Pension fund	(177)	(165)
Other	298	207

Net future income taxes(2)	$1,233	$999

(1)	Includes a gross future tax asset of $180 as at October 31, 2005 (2004 — $180), relating to subsidiaries’ unused income tax losses arising in prior years. This future tax asset has been reduced by a valuation allowance of $75 (2004 — $84), resulting in a net future tax asset of $105 (2004 — $96).

(2)	Net future income taxes of $1,233 (2004 — $999) are represented by future income tax assets of $1,295 (2004 — $1,055), net of future income tax liabilities of $62 (2004 — $56).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2005, are estimated to be $360 million (October 31, 2004 — $308 million).
Scotiabank 2005 Annual Report      113

CONSOLIDATED FINANCIAL STATEMENTS
17. Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2005	2004	2003	2005	2004	2003

Change in benefit obligation
Benefit obligation at beginning of year	$3,790	$3,524	$3,158	$808	$747	$663
Cost of benefits earned in the year	116	105	91	36	36	31
Interest cost on benefit obligation	250	239	226	55	51	48
Employee contributions	9	9	8	—	—	—
Benefits paid	(175)	(162)	(143)	(48)	(42)	(41)
Actuarial loss	560	136	243	200	40	91
Non-routine events(2)	36	(15)	52	(10)	(1)	—
Foreign exchange	(18)	(46)	(111)	—	(23)	(45)

Benefit obligation at end of year	$4,568	$3,790	$3,524	$1,041	$808	$747

Change in fair value of assets
Fair value of assets at beginning of year	$4,097	$3,706	$3,627	$162	$162	$178
Actual return on assets	702	540	325	17	12	13
Employer contributions	157	77	44	73	41	36
Employee contributions	9	9	8	—	—	—
Benefits paid	(175)	(162)	(143)	(48)	(42)	(41)
Non-routine events(2)	—	(12)	—	—	—	—
Foreign exchange	(25)	(61)	(155)	3	(11)	(24)

Fair value of assets at end of year(3)	$4,765	$4,097	$3,706	$207	$162	$162

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$197	$307	$182	$(834)	$(646)	$(585)
Unrecognized net actuarial loss	780	663	825	366	180	152
Unrecognized past service costs	81	63	73	(6)	(6)	(7)
Unrecognized transitional obligation (asset)	(411)	(460)	(510)	229	267	294
Valuation allowance	(182)	(171)	(155)	—	—	—
Employer contributions after measurement date	90	129	27	7	19	9

Net prepaid (accrued) benefit expense at end of year	$555	$531	$442	$(238)	$(186)	$(137)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	729	676	583	10	4	—
Other liabilities in the Bank’s Consolidated Balance Sheet	(174)	(145)	(141)	(248)	(190)	(137)

Net prepaid (accrued) benefit expense at end of year	$555	$531	$442	$(238)	$(186)	$(137)

Annual benefit expense
Cost of benefits earned in the year	$116	$105	$91	$36	$36	$31
Interest cost on benefit obligation	250	239	226	55	51	48
Actual return on assets	(702)	(540)	(325)	(17)	(12)	(13)
Actuarial loss on benefit obligation	560	136	243	200	40	91
Non-routine events(2)	36	(3)	52	(10)	(1)	—

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	260	(63)	287	264	114	157

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	412	272	50	6	—	(1)
Difference between net actuarial loss recognized and actual actuarial loss on benefit obligation	(528)	(105)	(242)	(193)	(33)	(89)
Difference between amortization of non-routine events and actual non-routine events	(28)	9	(50)	10	—	(1)
Amortization to recognize transitional obligation (asset)	(44)	(43)	(44)	19	23	24

	(188)	133	(286)	(158)	(10)	(67)
Valuation allowance provided against prepaid benefit expense	11	16	22	—	—	—

Benefit expense recognized	$83	$86	$23	$106	$104	$90

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc.

(3)	The fair value of pension plan assets invested in common shares of the Bank totalled $540 (2004 — $498; 2003 — $405).
114      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2005	2004	2003	2005	2004	2003

Benefit obligation(1)	$787	$830	$821	$1,041	$808	$747
Fair value of assets	379	497	451	207	162	162

Deficit of fair value of assets over benefit obligation	$(408)	$(333)	$(370)	$(834)	$(646)	$(585)

(1)	Includes the benefit obligation of $278 at the end of 2005 (2004 — $230; 2003 — $228) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%) (1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2005	2004	2003	2005	2004	2003

To determine benefit obligation at end of year
Discount rate	5.50%	6.50%	6.75%	5.75%	6.90%	6.85%
Rate of increase in future compensation	3.55%	3.75%	3.95%	3.85%	4.00%	4.00%
To determine benefit expense (income) for the year
Discount rate	6.50%	6.50%	7.25%	6.90%	6.85%	7.40%
Assumed long-term rate of return on assets	7.25%	7.25%	7.25%	7.30%	7.60%	8.50%
Rate of increase in future compensation	3.75%	3.95%	4.05%	4.00%	4.00%	3.90%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	8.90%	8.10%	7.40%
Ultimate rate	n/a	n/a	n/a	4.60%	4.90%	4.60%
Year ultimate rate reached	n/a	n/a	n/a	2014	2011	2009

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2005 benefit expense for the main pension plan was 6.25% (2004 — 6.50%; 2003 — 7.00%) and the discount rate for the other Canadian pension and benefit plans was 6.50% (2004 — 6.50%; 2003 — 7.00%). The discount rate for the 2005 end of year benefit obligation was 5.25% for all Canadian pension and other benefit plans (2004 — 6.25% for the main pension plan and 6.50% for the other Canadian pension and benefit plans; 2003 — 6.50% for all Canadian pension and other benefit plans); and the assumed long-term rate of return on assets for all Canadian pension plans was 7.0% (2004 — 7.00%; 2003 — 7.00%).
Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2005 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$831	$67	$165	$14
Impact of 1% decrease in assumed long-term rate of return on assets	—	36	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	54	7	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	125	15
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(94)	(12)

Assets
The Bank’s principal plans’ weighted-average asset allocations at the measurement date, by asset category, are as follows:

	Pension plans			Other benefit plans
Asset category	2005	2004	2003	2005	2004	2003

Equity investments	66%	67%	65%	15%	13%	10%
Fixed income investments	33%	32%	35%	85%	87%	90%
Other	1%	1%	—	—	—	—

Total	100%	100%	100%	100%	100%	100%

Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2003, and the date of the next required valuation is November 1, 2006 (this plan accounts for 69% of principal pension plans’ benefit obligation and 70% of principal pension plans’ fair value of assets). The Bank may choose to perform a valuation at another date, which is earlier than November 1, 2006. Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2005 for the other post-retirement benefits and July 31, 2004 for post-employment benefits. The next actuarial valuations are currently scheduled in 2008 and 2006, respectively.
Cash payments and contributions
In fiscal year 2005, the Bank made cash payments of $118 million (2004 — $179 million; 2003 — $68 million) to fund the principal pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $61 million (2004 — $51 million; 2003 — $37 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans.
Scotiabank 2005 Annual Report     115

CONSOLIDATED FINANCIAL STATEMENTS
18. Earnings per common share

For the year ended October 31 ($ millions)	2005	2004(1)	2003(1)(2)

Basic earnings per common share
Net income	$3,209	$2,908	$2,422
Preferred dividends paid	25	16	16

Net income available to common shareholders	$3,184	$2,892	$2,406

Average number of common shares outstanding (millions)	998	1,010	1,010
Basic earnings per common share (3)	$3.19	$2.87	$2.38

Diluted earnings per common share
Net income available to common shareholders	$3,184	$2,892	$2,406

Average number of common shares outstanding (millions)	998	1,010	1,010
Stock options potentially exercisable (millions)(4)	14	16	16

Average number of diluted common shares outstanding (millions)(5)	1,012	1,026	1,026

Diluted earnings per common share (3)	$3.15	$2.82	$2.34

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

(2)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	Earnings per share calculations are based on full dollar and share amounts.

(4)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method.

Excludes options with Tandem SAR features as these options are expensed and booked as liabilities. All other stock options are included in the computation.

(5)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.
19. Related party transactions
In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001 are grandfathered until maturity.
     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer Directors [refer to Note 15 — Stock-based compensation].
20. Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.
     Domestic Banking, including wealth management operations, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.
     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.
116      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended October 31, 2005 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,576	$1,969	$849	$(523)	$5,871
Provision for credit losses	274	70	(71)	(43)	230
Other income	1,819	793	1,320	597	4,529

Net interest and other income	5,121	2,692	2,240	117	10,170
Depreciation and amortization	130	50	20	2	202
Other non-interest expenses	3,166	1,662	909	104	5,841

Income before the undernoted:	1,825	980	1,311	11	4,127
Provision for income taxes	566	103	390	(212)	847
Non-controlling interest in net income of subsidiaries	—	71	—	—	71

Net income	$1,259	$806	$921	$223	$3,209
Preferred dividends paid	6	6	6	7	25

Net income available to common shareholders(2)	$1,253	$800	$915	$216	$3,184

Total average assets ($ billions)	$123	$50	$112	$24	$309

For the year ended October 31, 2004 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,494	$1,858	$937	$(588)	$5,701
Provision for credit losses	317	70	106	(103)	390
Other income	1,671	741	1,227	681	4,320

Net interest and other income	4,848	2,529	2,058	196	9,631
Depreciation and amortization	137	57	21	1	216
Other non-interest expenses	3,080	1,549	939	78	5,646

Income before the undernoted:	1,631	923	1,098	117	3,769
Provision for income taxes	522	126	275	(137)	786
Non-controlling interest in net income of subsidiaries	—	75	—	—	75

Net income	$1,109	$722	$823	$254	$2,908
Preferred dividends paid	4	4	4	4	16

Net income available to common shareholders(2)	$1,105	$718	$819	$250	$2,892

Total average assets ($ billions)	$112	$49	$109	$14	$284

For the year ended October 31, 2003 ($ millions)

	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,430	$1,987	$1,179	$(628)	$5,968
Provision for credit losses	272	73	549	(1)	893
Other income	1,528	776	1,289	422	4,015

Net interest and other income	4,686	2,690	1,919	(205)	9,090
Depreciation and amortization	150	66	20	1	237
Other non-interest expenses	2,926	1,591	966	11	5,494

Income before the undernoted:	1,610	1,033	933	(217)	3,359
Provision for income taxes	547	233	262	(265)	777
Non-controlling interest in net income of subsidiaries	—	160	—	—	160

Net income	$1,063	$640	$671	$48	$2,422
Preferred dividends paid	4	4	6	2	16

Net income available to common shareholders(2)	$1,059	$636	$665	$46	$2,406

Total average assets ($ billions)	$101	$52	$119	$17	$289

(1)	Includes revenues from all other smaller operating segments of $432 in 2005 (2004 — $445; 2003 — $231), and net income available to common shareholders of $274 in 2005 (2004 — $266; 2003 — $125). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $326 (2004 — $274; 2003 — $278), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Commencing in 2005, the measure of segment profitability has been changed from net income to net income available to common shareholders. Prior periods have been restated.
Scotiabank 2005 Annual Report      117

CONSOLIDATED FINANCIAL STATEMENTS
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United	Other
For the year ended October 31, 2005 ($ millions)	Canada	States	International	Total

Net interest income	$3,808	$199	$2,128	$6,135
Provision for credit losses	262	(93)	104	273
Other income	2,737	484	1,079	4,300
Non-interest expenses	3,917	246	1,854	6,017
Provision for income taxes	450	216	143	809
Non-controlling interest in net income of subsidiaries	—	—	71	71
Preferred dividends paid	9	2	8	19

	$1,907	$312	$1,027	$3,246

Corporate adjustments				(62)

Net income available to common shareholders(2)				$3,184

Total average assets ($ billions)	$205	$25	$76	$306

Corporate adjustments				3

Total average assets, including corporate adjustments				$309

		United	Other
For the year ended October 31, 2004 ($ millions)	Canada	States	International	Total

Net interest income	$3,624	$334	$2,040	$5,998
Provision for credit losses	303	54	136	493
Other income	2,495	513	1,058	4,066
Non-interest expenses	3,794	262	1,776	5,832
Provision for income taxes	384	194	187	765
Non-controlling interest in net income of subsidiaries	—	—	75	75
Preferred dividends paid	6	2	4	12

	$1,632	$335	$920	$2,887

Corporate adjustments				5

Net income available to common shareholders(2)				$2,892

Total average assets ($ billions)	$188	$21	$73	$282

Corporate adjustments				2

Total average assets, including corporate adjustments				$284

		United	Other
For the year ended October 31, 2003 ($ millions)	Canada	States	International	Total

Net interest income	$3,586	$548	$2,194	$6,328
Provision for credit losses	396	270	228	894
Other income	2,377	448	967	3,792
Non-interest expenses	3,623	311	1,825	5,759
Provision for income taxes	423	165	233	821
Non-controlling interest in net income of subsidiaries	—	—	160	160
Preferred dividends paid	6	3	5	14

	$1,515	$247	$710	$2,472

Corporate adjustments				(66)

Net income available to common shareholders(2)				$2,406

Total average assets ($ billions)	$176	$34	$75	$285

Corporate adjustments				4

Total average assets, including corporate adjustments				$289

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

(2)	Refer to footnote 2 on the previous page.
118      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
21. Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform related to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2005		2004
	Maximum potential		Maximum potential
	amount of future	Carrying	amount of future	Carrying
As at October 31 ($ millions)	payments(1)	value	payments(1)	value

Standby letters of credit and letters of guarantee	$15,777	$6	$14,417	$—
Liquidity facilities	7,728	—	14,577	—
Derivative instruments	1,042	47	4,500	42
Securitizations	809	—	1,319	—
Indemnifications	555	13	495	9
Other guarantees	1	—	1	—

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans.
Credit enhancements
The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits, administered by the Bank and by third parties. As at October 31, 2005, these credit enhancements amounted to $27 million (2004 — $846 million) and are included within standby letters of credit and letters of guarantee in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year.
Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments.
Securitizations
The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 16 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2005, $13 million (2004 — $9 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.
Scotiabank 2005 Annual Report      119

CONSOLIDATED FINANCIAL STATEMENTS
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
•	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;

•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;

•	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times.

The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained;

•	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
     The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2005(1)	2004

Commercial letters of credit	$937	$849
Commitments to extend credit:
Original term to maturity of one year or less	57,574	67,038
Original term to maturity of more than one year	42,335	37,129
Securities lending	6,675	2,639
Security purchase and other commitments	1,747	1,380

Total	$109,268	$109,035

(1)	Amounts relating to variable interest entities are disclosed in Note 6.
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2005, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

2006	$152
2007	125
2008	102
2009	81
2010	61
2011 and thereafter	194

Total	$715

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $176 million (2004 —$170 million; 2003 — $180 million).
     In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these assets are shown below.

As at October 31 ($ millions)	2005	2004

Assets pledged to:
Bank of Canada (1)	$25	$60
Foreign governments and central banks(1)	2,799	2,394
Clearing systems, payment systems and depositories(1)	1,412	927
Assets pledged in relation to exchange-traded derivative transactions	148	131
Assets pledged as collateral related to securities borrowed, and securities lent	15,883	7,878
Assets pledged in relation to over-the-counter derivative transactions	1,366	2,515

Total assets pledged	21,633	13,905

Securities sold under repurchase agreements	26,032	19,428

Total	$47,665	$33,333

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions.
(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.
120      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
22. Financial instruments
(a) Fair value
Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and is best evidenced by a quoted market price, if one exists. Many of the Bank’s financial instruments lack an available trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.
     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments. The majority of the Bank’s financial instruments are carried at historical cost and are not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.
The following table sets out the fair values of on-balance sheet financial instruments and derivative instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2005				2004
	Total	Total		Favourable/	Total	Total		Favourable/
	fair	book		(Unfavour-	fair	book		(Unfavour-
As at October 31 ($ millions)	value	value		able)	value	value		able)

Assets:
Cash resources	$20,505	$20,505		$—	$17,155	$17,155		$—
Securities	74,618	73,459		1,159 (1)	60,127	58,773		1,354 (1)
Loans	191,956	191,005		951	172,648	171,768		880
Customers’ liability under acceptances	7,576	7,576		—	7,086	7,086		—
Other	3,959	3,959		—	4,738	4,738		—
Liabilities:
Deposits	218,002	217,445		(557)	195,946	195,196		(750)
Acceptances	7,576	7,576		—	7,086	7,086		—
Obligations related to securities sold under repurchase agreements	26,032	26,032		—	19,428	19,428		—
Obligations related to securities sold short	11,250	11,250		—	7,585	7,585		—
Other	19,072	19,072		—	13,957	13,957		—
Subordinated debentures	2,810	2,597		(213)	2,840	2,615		(225)
Capital instrument liabilities	830	750		(80)	2,469	2,250		(219)
Derivatives (Note 23)	(149)	(137)	(2)	(12)	(602)	(514	)(2)	(88)

(1)	This excludes net deferred hedge losses on securities of $109 (2004 — $221).

(2)	This represents a net liability.
The book value of financial assets and financial liabilities held for purposes other than trading may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them to maturity.
Determination of fair value
The following methods and assumptions were used to estimate the fair values of on-balance sheet financial instruments.
     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
     The fair value of securities is assumed to be equal to the estimated market value of securities provided in Note 3. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at market value. These market values are based on quoted prices, when available. When a quoted price is not readily available, market values are estimated using quoted market prices of similar securities, or other valuation techniques.
Scotiabank 2005 Annual Report        121

CONSOLIDATED FINANCIAL STATEMENTS
     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
—	For loans to designated emerging markets, fair value is based on quoted market prices.
—	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.
—	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
     The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
(b) Interest rate risk
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and off-balance sheet financial instruments in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and expected repricing of the Bank’s trading instruments.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2005 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$1,085	$11,414	$2,454	$32	$—	$5,520		$20,505
Investment securities	150	9,071	1,879	5,139	4,462	2,751	(2)	23,452
Trading securities	—	5,205	3,881	9,984	5,225	25,712		50,007
Loans	24,744	91,011	21,160	50,860	3,879	(649	)(3)	191,005
Other assets	—	—	—	—	—	29,056	(4)	29,056

Total assets	25,979	116,701	29,374	66,015	13,566	62,390		314,025

Deposits	23,321	126,496	26,076	30,339	2,124	9,089		217,445
Obligations related to securities sold under repurchase agreements	—	24,834	1,198	—	—	—		26,032
Obligations related to securities sold short	—	481	925	4,841	3,609	1,394		11,250
Subordinated debentures	—	—	552	1,545	500	—		2,597
Capital instrument liabilities	—	—	—	250	500	—		750
Other liabilities	—	4,631	90	—	—	35,148	(4)	39,869
Shareholders’ equity	—	—	—	—	—	16,082	(4)	16,082

Total liabilities and shareholders’ equity	23,321	156,442	28,841	36,975	6,733	61,713		314,025

On-balance sheet gap	2,658	(39,741)	533	29,040	6,833	677		—
Off-balance sheet gap	—	(7,434)	98	8,423	(1,087)	—		—

Interest rate sensitivity gap based on contractual repricing	2,658	(47,175)	631	37,463	5,746	677		—
Adjustment to expected repricing	11,176	38,261	(2,259)	(24,412)	(1,805)	(20,961)		—

Total interest rate sensitivity gap	$13,834	$(8,914)	$(1,628)	$13,051	$3,941	$(20,284)		$—
Cumulative gap	13,834	4,920	3,292	16,343	20,284	—		—

As at October 31, 2004

Total interest rate sensitivity gap	$4,723	$2,872	$(4,498)	$14,996	$1,384	$(19,477)		$—
Cumulative gap	4,723	7,595	3,097	18,093	19,477	—		—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This includes financial instruments such as common shares, non-term preferred shares, and shares in associated corporations.

(3)	This includes net impaired loans and the general allowance.

(4)	This includes non-financial instruments.
The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following on-balance sheet rate-sensitive financial instruments (these rates are shown before and after adjusting for the impact of related derivatives used by the Bank for asset/liability risk management purposes).
122       Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
Average effective yields by the earlier of the contractual repricing or maturity dates:

	Unadjusted						Adjusted
	Immediately	Within	Three to	One to	Over
As at October 31, 2005	rate sensitive	3 months	12 months	5 years	5 years	Total	Total(1)

Cash resources	4.8%	4.0%	5.4%	4.1%	—%	4.3%	4.3%
Investment securities(2)	4.9	4.6	5.8	5.0	5.8	5.0	5.0
Trading securities	—	4.3	5.7	6.1	5.7	5.5	5.5
Loans(3)	6.2	5.1	5.5	5.7	7.7	5.5	5.5

Deposits(4)	2.5	3.1	3.2	3.9	6.3	3.2	3.2
Obligations related to securities sold under repurchase agreements(4)	—	4.7	7.7	—	—	4.9	4.9
Obligations related to securities sold short	—	3.0	3.4	4.0	4.7	4.2	4.2
Subordinated debentures(4)	—	—	5.5	6.0	8.6	6.4	5.2
Capital instrument liabilities(4)	—	—	—	6.6	7.3	7.1	7.1
Other liabilities	—	3.9	4.0	—	—	3.9	3.9

	Unadjusted						Adjusted
	Immediately	Within	Three to	One to	Over
As at October 31, 2004	rate sensitive	3 months	12 months	5 years	5 years	Total	Total(1)

Cash resources	1.2%	3.2%	4.0%	4.0%	—%	3.0%	3.0%
Investment securities(2)	3.2	5.7	5.2	4.5	6.6	5.3	5.2
Trading securities	—	3.2	5.5	4.5	5.6	4.6	4.6
Loans(3)	5.4	4.3	5.4	6.1	8.6	5.2	5.2

Deposits(4)	1.6	2.5	2.6	2.9	4.8	2.5	2.6
Obligations related to securities sold under repurchase agreements(4)	—	4.2	4.2	—	—	4.2	4.2
Obligations related to securities sold short	—	2.5	2.7	3.5	4.9	3.9	3.9
Subordinated debentures(4)	—	—	2.1	6.2	8.6	6.3	5.0
Capital instrument liabilities(4)	—	—	—	6.6	6.7	6.7	6.7

(1)	After adjusting for the impact of related derivatives.

(2)	Yields are based on book values and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.

(4)	Yields are based on book values and contractual rates.
(c) Credit exposure
The following table summarizes the credit exposure of the Bank to businesses and governments, net of the allowance for credit losses.

	2005				2004
	Loans and	Derivative	Other
As at September 30 ($ millions)	acceptances (1)	instruments (2)	exposures (3)	Total	Total

By sector:
Resource and manufacturing, excluding automotive	$18,409	$536	$4,565	$23,510	$22,853
Finance and government	11,061	10,212	3,321	24,594	26,858
Other	36,617	1,741	8,461	46,819	45,208

Total	$66,087	$12,489	$16,347	$94,923	$94,919

General allowance(2)(4)				1,308	1,355

				$93,615	$93,564

By geography(5) :
Canada	$29,867	$6,316	$5,801	$41,984	$40,747
United States	8,723	2,948	7,693	19,364	21,341
Other International	27,497	3,225	2,853	33,575	32,831

Total	$66,087	$12,489	$16,347	$94,923	$94,919

General allowance(2)(4)				1,308	1,355

				$93,615	$93,564

(1)	Excludes securities purchased under resale agreements.

(2)	Derivative instruments and general allowance are as at October 31.

(3)	Comprises guarantees and letters of credit.

(4)	The remaining $22 (2004 — $20) of the $1,330 (2004 — $1,375) general allowance relates to loans other than business and government loans.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.
Scotiabank 2005 Annual Report       123

CONSOLIDATED FINANCIAL STATEMENTS
(d) Anticipatory hedges
In its normal course of business, the Bank may decide to hedge anticipatory transactions such as future foreign revenues and expenses and planned deposit campaigns. As at October 31, 2005, and 2004, there were no material anticipatory hedges outstanding.
23.	Derivative instruments

(a)	Notional amounts
The following table provides the aggregate notional amounts of off-balance sheet derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM). The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2005			2004
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$58,526	$13,647	$72,173	$45,226	$14,744	$59,970
Options purchased	8,568	—	8,568	14,838	—	14,838
Options written	—	—	—	4,454	—	4,454

	67,094	13,647	80,741	64,518	14,744	79,262

Over-the-counter:
Forward rate agreements	18,174	9,735	27,909	45,628	14,440	60,068
Swaps	357,252	58,673	415,925	388,839	83,436	472,275
Options purchased	21,978	4,751	26,729	31,714	4,601	36,315
Options written	28,952	648	29,600	39,317	914	40,231

	426,356	73,807	500,163	505,498	103,391	608,889

Total	$493,450	$87,454	$580,904	$570,016	$118,135	$688,151

Foreign exchange and gold contracts
Exchange-traded:
Futures	$4,753	$—	$4,753	$2,964	$—	$2,964
Options purchased	7	—	7	14	—	14
Options written	6	—	6	3	—	3

	4,766	—	4,766	2,981	—	2,981

Over-the-counter:
Spot and forwards	176,525	6,819	183,344	177,699	5,391	183,090
Swaps	49,745	11,818	61,563	41,217	11,429	52,646
Options purchased	2,200	—	2,200	2,896	—	2,896
Options written	2,146	—	2,146	2,831	—	2,831

	230,616	18,637	249,253	224,643	16,820	241,463

Total	$235,382	$18,637	$254,019	$227,624	$16,820	$244,444

Other derivative contracts
Equity: over-the-counter	$24,151	$3,322	$27,473	$20,471	$2,770	$23,241
Credit: over-the-counter	20,154	938	21,092	17,875	940	18,815
Other	2,840	—	2,840	2,583	31	2,614

Total	$47,145	$4,260	$51,405	$40,929	$3,741	$44,670

Total notional amounts outstanding	$775,977	$110,351	$886,328	$838,569	$138,696	$977,265

124      Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(b)	Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2005 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$57,910	$14,263	$—	$72,173
Forward rate agreements	25,914	1,995	—	27,909
Swaps	131,818	206,689	77,418	415,925
Options purchased	22,538	12,302	457	35,297
Options written	14,974	11,947	2,679	29,600

	253,154	247,196	80,554	580,904

Foreign exchange and gold contracts
Futures	3,529	1,224	—	4,753
Spot and forwards	173,778	8,315	1,251	183,344
Swaps	13,372	27,105	21,086	61,563
Options purchased	1,897	310	—	2,207
Options written	1,922	230	—	2,152

	194,498	37,184	22,337	254,019

Other derivative contracts
Equity	20,021	6,994	458	27,473
Credit	5,379	15,304	409	21,092
Other	2,599	241	—	2,840

	27,999	22,539	867	51,405

Total	$475,651	$306,919	$103,758	$886,328

	Within	One to	Over
As at October 31, 2004 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$41,085	$18,885	$—	$59,970
Forward rate agreements	59,553	515	—	60,068
Swaps	183,124	217,656	71,495	472,275
Options purchased	34,294	15,789	1,070	51,153
Options written	24,370	17,573	2,742	44,685

	342,426	270,418	75,307	688,151

Foreign exchange and gold contracts
Futures	2,253	711	—	2,964
Spot and forwards	169,124	13,097	869	183,090
Swaps	9,590	28,552	14,504	52,646
Options purchased	2,328	582	—	2,910
Options written	2,369	465	—	2,834

	185,664	43,407	15,373	244,444

Other derivative contracts
Equity	17,485	5,603	153	23,241
Credit	5,474	13,081	260	18,815
Other	2,407	207	—	2,614

	25,366	18,891	413	44,670

Total	$553,456	$332,716	$91,093	$977,265

Scotiabank 2005 Annual Report      125

CONSOLIDATED FINANCIAL STATEMENTS
(c)	Credit risk
As with on-balance sheet assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of on-balance sheet assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to on-balance sheet assets.
     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2005				2004
				Credit
		Credit risk	Potential	equivalent
		amount	future	amount	Risk-	Credit risk	Risk-
	Notional	(CRA)	exposure	(CEA)	weighted	amount	weighted
As at October 31 ($ millions)	amount	(a)	(b)	(a) + (b)	balance	(CRA)	balance

Interest rate contracts
Futures	$72,173	$—	$—	$—	$—	$—	$—
Forward rate agreements	27,909	6	11	17	5	31	13
Swaps	415,925	3,798	1,943	5,741	1,351	5,974	1,829
Options purchased	35,297	240	69	309	69	366	108
Options written	29,600	—	—	—	—	—	—

	580,904	4,044	2,023	6,067	1,425	6,371	1,950

Foreign exchange and gold contracts
Futures	4,753	—	—	—	—	—	—
Spot and forwards	183,344	3,372	2,003	5,375	1,532	4,757	2,076
Swaps	61,563	3,863	3,071	6,934	1,860	3,437	1,644
Options purchased	2,207	47	34	81	32	93	52
Options written	2,152	—	—	—	—	—	—

	254,019	7,282	5,108	12,390	3,424	8,287	3,772

Other derivative contracts
Equity	27,473	922	1,687	2,609	806	408	564
Credit	21,092	173	1,306	1,479	484	139	289
Other	2,840	68	199	267	97	138	118

	51,405	1,163	3,192	4,355	1,387	685	971

Total derivatives	$886,328	$12,489	$10,323	$22,812	$6,236	$15,343	$6,693

Less: impact of master netting agreements		6,529	3,805	10,334	2,358	8,039	2,745

Total		$5,960	$6,518	$12,478	$3,878	$7,304	$3,948

126   Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
(d)	Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
     The determination of the fair value of trading derivatives includes consideration, on a portfolio basis, of customer credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2005		2005		2004
	Average fair value(1)		Year-end fair value		Year-end fair value
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$19	$7	$2	$6	$26	$14
Swaps	4,862	4,553	3,501	3,432	5,554	4,742
Options	290	346	224	264	345	452

	5,171	4,906	3,727	3,702	5,925	5,208

Foreign exchange and gold contracts
Forwards	3,701	3,559	3,327	3,263	4,701	4,668
Swaps	3,262	2,636	3,630	2,833	3,048	2,861
Options	59	91	47	67	93	129

	7,022	6,286	7,004	6,163	7,842	7,658

Other derivative contracts
Equity	483	962	657	838	172	795
Credit	127	299	166	415	121	237
Other	91	101	68	75	138	156

	701	1,362	891	1,328	431	1,188

Trading derivatives’ market valuation	$12,894	$12,554	$11,622	$11,193	$14,198	$14,054

ALM(2)
Interest rate contracts
Forward rate agreements			$4	$4	$5	$5
Swaps			297	351	420	486
Options			16	8	21	—

			317	363	446	491

Foreign exchange and gold contracts
Forwards			45	68	56	189
Swaps			233	982	389	1,197
Options			—	—	—	—

			278	1,050	445	1,386

Other derivative contracts
Equity			265	27	236	6
Credit			7	5	18	8
Other			—	—	—	—

			272	32	254	14

Total ALM derivatives’ market valuation			$867	$1,445	$1,145	$1,891

Total gross fair values before netting			$12,489	$12,638	$15,343	$15,945

Less: impact of master netting agreements			6,529	6,529	8,039	8,039

Total derivatives’ market valuation			$5,960	$6,109	$7,304	$7,906

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2004 are: favourable $13,972 and unfavourable $13,516. Average fair value amounts are based on month-end balances.

(2)	The changes in the fair values of these derivative financial instruments wholly or partially offset the changes in the fair values of related on-balance sheet financial instruments, specific firm commitments or forecasted transactions.
Scotiabank 2005 Annual Report   127

CONSOLIDATED FINANCIAL STATEMENTS
24.	Acquisitions
(a)	Grupo Financiero Scotiabank Inverlat, Mexico
On April 30, 2003, the Bank increased its ownership in Grupo Financiero Scotiabank Inverlat to 91%. The purchase price for the additional 36% was $465 million, which was paid in cash. This transaction resulted in increases in goodwill of $62 million, other intangible assets of $16 million, and net positive fair value adjustments to other assets of $12 million, as well as a reduction in non-controlling interest in subsidiaries of $375 million.
     On March 23, 2004, the Bank paid an additional $59 million in cash to increase its ownership in Inverlat to 97%. No goodwill or other intangible assets were recognized on this transaction.
(b)	Other
During the year, the Bank completed three acquisitions: Banco de Comercio in El Salvador; Waterous & Co., a global oil and gas energy acquisition and divestiture advisory firm; and, the business of Pan American Financial, a mortgage originator in Puerto Rico.
     These purchases did not have a material effect on the Bank’s consolidated financial results for the fiscal year or the consolidated financial position. Total goodwill of $227 million and other intangible assets of $24 million have been recorded in the Consolidated Balance Sheet [refer to Note 8]. This amount may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.
128     Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
25.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2005	2004(1)	2003(1)

Net income based on Canadian GAAP	$3,209	$2,908	$2,422
Employee future benefits(a)	(16)	1	31
Restructuring costs(b)	(2)	(23)	(4)
Transfers of loans(c)	(8)	(21)	(32)
Derivative instruments and hedging activities(d)	(1)	60	248
Unrealized gains (losses) on securities reclassified as trading(d)	(7)	55	7
Conversion of loans into debt securities(e)	86	39	1
Available-for-sale securities(e)	45	81	95
Computer software(f)	(22)	(29)	14
Liabilities and equity(g)	—	14	47
Other	—	10	(1)
Tax effect of above differences	(21)	(49)	(81)

Net income based on U.S. GAAP	$3,263	$3,046	$2,747

Preferred dividends paid and other	(25)	(30)	(62)

Net income available to common shareholders based on U.S. GAAP	$3,238	$3,016	$2,685

Earnings per common share based on U.S. GAAP (in dollars)(2)(3):
Basic	$3.24	$2.99	$2.66
Diluted	$3.20	$2.94	$2.62

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments [refer to (g)].

(2)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	Earnings per share calculations are based on full dollar and share amounts.
(a)	Employee future benefits
Canadian and U.S. accounting standards for employee future benefits are substantially consistent; however, there continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of those standards, and differences in the treatment of the pension valuation allowance.
     Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
     U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.
(b)	Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c)	Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.
     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d)	Derivative instruments and hedging activities
Under Canadian GAAP, the Bank accounts for derivative instruments held for asset/liability management purposes on an accrual basis if they qualify for hedge accounting. Derivative instruments held for asset/liability management purposes which do not meet hedge accounting criteria and those held for trading purposes are accounted for at fair value with changes in fair value recognized in income.
     U.S. GAAP requires all derivative instruments to be recognized at fair value in the Consolidated Balance Sheet. U.S. GAAP restricts the types of transactions that qualify for hedge accounting and contains
Scotiabank 2005 Annual Report      129

CONSOLIDATED FINANCIAL STATEMENTS
guidance on measuring hedge effectiveness. The change in fair value of a derivative instrument designated as a fair value hedge is offset in U.S. GAAP income against the change in the fair value of the hedged item relating to the hedged risk. The change in fair value of a derivative instrument designated as a cash flow hedge is recorded in other comprehensive income until the revenues or expenses relating to the hedged item are recorded in income. Hedge ineffectiveness and changes in the fair value of derivative instruments that do not qualify as hedges are recognized in income as they arise. The Bank has recorded an after-tax loss of $5 million (2004 — after-tax loss of $17 million; 2003 — after-tax loss of $19 million), which represents the ineffective portion of designated hedges. Prior to 2004, certain foreign currency funding transactions that were designated as hedges for Canadian GAAP did not meet the strict U.S. GAAP hedge criteria. Therefore, the change in the fair value of these transactions has been recognized in U.S. GAAP income.
     U.S. GAAP also requires derivative instruments embedded in financial instruments that are not clearly and closely related to their host instrument to be separated and recorded at their fair value. If an embedded derivative cannot be separated, the entire financial instrument is recorded at fair value. Certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities are classified as investment securities.
     The Bank has fair value hedges of interest rate risk relating to its fixed rate instruments in addition to cash flow hedges of its variable rate instruments. The Bank expects to reclassify $7 million (2004 — $10 million; 2003 — $(11) million) of after-tax gains/(losses) from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. As at October 31, 2005, 2004 and 2003, the maximum term of cash flow hedges was less than 10 years.
(e)	Securities
U.S. GAAP requires securities to be classified as either trading, held to maturity or available for sale. The Bank has classified all investment securities as available for sale under U.S. GAAP (other than those reclassified to trading on adoption of the U.S. accounting standard on derivative instruments and hedging activities as discussed in (d) above), which are carried on the Consolidated Balance Sheet at their fair value. Other-than-temporary declines in the fair value of available-for-sale securities are recognized in U.S. GAAP income based on market values; declines in fair values are generally presumed to be other than temporary if they have persisted over several quarters. Both investment securities and trading securities are required to be accounted for on a trade date basis in the Consolidated Statement of Income and Consolidated Balance Sheet.
     Under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, are recorded in other comprehensive income until realized, except for the unrealized gains and losses on hedged available-for-sale securities, which are recorded in U.S. GAAP income.
     Under Canadian GAAP, securities are classified as either trading or investment. The Bank carries investment securities at amortized cost. Other-than-temporary declines in the value of investment securities are recorded in income based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under U.S. GAAP. Investment securities and trading securities are accounted for on a settlement date basis in the Consolidated Balance Sheet and on a trade date basis in the Consolidated Statement of Income.
     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
(f)	Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(g)	Liabilities and equity
Under Canadian GAAP, effective November 1, 2004, the Bank retroactively adopted, with restatement of prior periods, a new pronouncement amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. Details are provided in Notes 1 & 13. There was no corresponding change in U.S. GAAP. As a result of the change in Canadian GAAP, the Bank has reclassified its reconciliation of net income for 2004 and 2003. The dividends paid on the preferred shares issued directly by the Bank that have retroactively been reclassified as interest expense under Canadian GAAP continue to be recorded in shareholders’ equity under U.S. GAAP.
     Under Canadian GAAP, the preferred shares issued by Scotia Mortgage Investment Corporation are recorded as capital instrument liabilities whereas under U.S. GAAP, these are recorded as non-controlling interest in subsidiaries. As well, under Canadian GAAP, the Scotiabank Trust Securities issued by BNS Capital Trust and, prior to November 1, 2004, the Scotiabank Trust Securities issued by Scotiabank Capital Trust are recorded as capital instrument liabilities. Under U.S. GAAP, these instruments are recorded as non-controlling interest in subsidiaries except that effective October 31, 2004, the Scotiabank Trust Securities issued by Scotiabank Capital Trust are recorded as deposit liabilities as a result of implementing the VIE accounting standard. Effective November 1, 2004 and on a prospective basis, Canadian and U.S. GAAP are consistent in accounting for the Scotiabank Trust Securities issued by Scotiabank Capital Trust.
(h)	Guarantees
Effective February 2003, the Bank adopted a Canadian guideline on disclosure of guarantees, as set out in Note 21. The U.S. standard is consistent with this Canadian guideline, except that it also requires recognition of a liability for the fair value of the obligation assumed at the inception of the arrangement for guarantees issued or modified after December 31, 2002.
     The fair value under U.S. GAAP for guarantees at October 31, 2005 amounted to $304 million (2004 — $268 million). The amount excludes derivative instruments meeting the Canadian GAAP definition of guarantees, the fair value of which is included in the amounts disclosed in Note 23.
(i)	Variable interest entities (VIEs)
Under U.S. GAAP, VIEs created after January 31, 2003 are required to be consolidated where the Bank is the primary beneficiary; there is no material measurement difference between Canadian and U.S. GAAP affecting the consolidated financial statements as a result of this requirement. For the remaining VIEs, the accounting on a U.S. GAAP basis is effective October 31, 2004. Under Canadian GAAP, the Bank prospectively adopted, on November 1, 2004, a new guideline on the consolidation of VIEs, which, apart from the difference in effective dates, is harmonized with U.S. GAAP.
     The following material adjustments were made to the U.S. GAAP Consolidated Balance Sheet in 2004, as a result of consolidating VIEs under U.S. GAAP as at October 31, 2004: $4,854 million addition to
130    Scotiabank 2005 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS
investment securities/available-for-sale, $2,746 million addition to loans and $7,624 million addition to other liabilities. There were no differences in 2005 relating to the consolidation of VIEs under U.S. GAAP.
(j)	Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
     The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $6,969 million (2004 — $2,822 million) and an addition to other liabilities of $6,969 million (2004 — $2,822 million).
(k)	Comprehensive income
U.S. GAAP requires a statement of comprehensive income to be included in the financial statements. Comprehensive income includes net income and all changes in equity, net of taxes, for the period except those resulting from investments by and distributions to shareholders. Comprehensive income also includes the foreign currency translation adjustments arising from the consolidation of subsidiaries where the functional currency is other than the reporting currency. Under Canadian GAAP, there is no current requirement to present a statement of comprehensive income, and the foreign currency translation adjustments pertaining to net investments in foreign subsidiaries are presented in cumulative foreign currency translation in the Consolidated Balance Sheet.
(l)	Non-controlling interest in subsidiaries
Under U.S. GAAP, non-controlling interest in subsidiaries is presented separately.

Consolidated statement of comprehensive income

For the year ended October 31 ($ millions)	2005	2004	2003

Net income based on U.S. GAAP	$3,263	$3,046	$2,747
Other comprehensive income, net of income taxes:
Change in unrealized gains and losses on available-for-sale securities, net of hedging activities(1)	(211)	101	434
Change in unrealized foreign currency translation gains and losses, net of hedging activities(2)	(178)	(705)	(1,295)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	9	(8)	24
Change in additional minimum pension liability(4)	(29)	16	(17)

Total other comprehensive income	$(409)	$(596)	$(854)

Total comprehensive income	$2,854	$2,450	$1,893

Accumulated other comprehensive income

For the year ended October 31 ($ millions)	2005	2004	2003

Unrealized gains and losses on available-for-sale securities, net of hedging activities	$860	$1,071	$970
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,075)	(1,897)	(1,192)
Derivative instruments	(17)	(26)	(18)
Additional minimum pension liability	(41)	(12)	(28)

Total accumulated other comprehensive income	$(1,273)	$(864)	$(268)

(1)	Net of income tax benefit of $112 (2004 — expense of $115; 2003 — expense of $199).

(2)	Net of income tax of nil (2004 — benefit of $1; 2003 — expense of $25).

(3)	Net of income tax expense of $3 (2004 — expense of $1; 2003 — expense of $13).

(4)	Net of income tax benefit of $16 (2004 — expense of $7; 2003 — benefit of $8).
Stock-based compensation — Pro-forma disclosures
For U.S. GAAP purposes, the Bank accounted for stock options issued prior to November 1, 2002 using the intrinsic value based method, which did not result in a compensation expense to the Bank. Effective November 1, 2002, the Bank commenced expensing the fair value of stock options on a prospective basis. All stock-based compensation awards are accounted for consistently under both Canadian and U.S. GAAP subsequent to that date.
U.S. GAAP requires pro-forma disclosure of net income and earnings per share as if the fair-value-based method had been applied retroactively, as detailed below:

For the year ended October 31 ($ millions)	2005	2004	2003

Net income, as reported	$3,263	$3,046	$2,747
Pro-forma fair value of stock options not previously expensed	—	21	32

Pro-forma net income	$3,263	$3,025	$2,715

Earnings per share(1)(2):
Basic, as reported	$3.24	$2.99	$2.66

Basic, pro-forma	$3.24	$2.97	$2.63

Diluted, as reported	$3.20	$2.94	$2.62

Diluted, pro-forma	$3.20	$2.92	$2.59

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Earnings per share calculations are based on full dollar and share amounts.
Scotiabank 2005 Annual Report       131

CONSOLIDATED FINANCIAL STATEMENTS
In determining the pro-forma disclosures above, the fair value of options granted is estimated as at the date of grant using an option pricing model. The fair value is then amortized over the vesting period. As a result of the retroactive attachment of Tandem SARs to the 2002 employee stock option grants, the 2003 and 2004 pro-forma disclosures do not reflect a fair value expense for these employee stock options. The fair value of the fiscal 2002 employee stock option grants was $7.06(1). Significant assumptions for 2002, were as follows:
(i) risk-free interest rate of 5.2%; (ii) expected option life of 6 years; (iii) expected volatility of 30%; and (iv) expected dividends of 2.7%. By the end of fiscal 2004, all stock options issued prior to November 1, 2002, were fully amortized.
Condensed consolidated balance sheet

	2005				2004
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$20,505	$—		$20,505	$17,155	$94	[i]	$17,249
Securities
Investment/Available-for-sale	23,452	650	[c,d,e]	24,102	15,717	5,689	[c,d,e,i]	21,406
Trading	50,007	56	[d,e]	50,063	43,056	79	[d,e]	43,135
Loans	191,005	674	[c]	191,679	171,768	3,877	[c,i]	175,645
Derivative instruments	11,622	1,366	[d]	12,988	14,198	1,456	[d,i]	15,654
Other	17,434	6,587	(1)	24,021	17,318	2,129	(5)	19,447

	$314,025	$9,333		$323,358	$279,212	$13,324		$292,536

Liabilities and shareholders’ equity
Liabilities
Deposits	$217,445	$717	[c,d]	$218,162	$195,196	$2,736	[c,d,i]	$197,932
Derivative instruments	11,193	1,911	[d]	13,104	14,054	2,213	[d,i]	16,267
Other	65,652	5,954	(2)	71,606	49,832	8,933	(6)	58,765
Non-controlling interest in subsidiaries	306	(306)[g,l]		—	280	(280)[l]		—
Subordinated debentures	2,597	52	[d]	2,649	2,615	66	[d]	2,681
Capital instrument liabilities	750	(750)[g]		—	2,250	(2,250)[g,i]		—

	$297,943	$7,578		$305,521	$264,227	$11,418		$275,645

Non-controlling interest in subsidiaries	$—	$1,056	[g,l]	$1,056	$—	$1,030	[g,l]	$1,030

Shareholders’ equity
Capital stock
Preferred shares	$600	$—		$600	$300	$—		$300
Common shares and contributed surplus	3,317	—		3,317	3,229	—		3,229
Retained earnings	14,126	11	(3)	14,137	13,239	(43	)(7)	13,196
Cumulative foreign currency translation	(1,961)	1,961	[k]	—	(1,783)	1,783	[k]	—
Accumulated other comprehensive income	—	(1,273	)(4)	(1,273)	—	(864	)(8)	(864)

	$16,082	$699		$16,781	$14,985	$876		$15,861

	$314,025	$9,333		$323,358	$279,212	$13,324		$292,536

Note references refer to GAAP differences described above.
(1)	Refer to a, b, c, d, e, f, h, j.

(2)	Refer to a, b, c, d, e, h, j

(3)	Refer to a, b, c, d, e, f.

(4)	Refer to a, d, e, k.

(5)	Refer to a, b, c, d, e, f, h, i, j.

(6)	Refer to a, b, c, d, e, h, i, j.

(7)	Refer to a, b, c, d, e, f.

(8)	Refer to a, d, e, k.
Future U.S. accounting change
In December 2004, the U.S. Financial Accounting Standards Board issued a new standard amending the accounting for stock-based compensation. This standard requires the use of a fair-value-based method to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The requirements of this standard will be effective for the Bank beginning November 1, 2005. The transition approach and impact of this change for the Bank has not yet been determined.
132       Scotiabank 2005 Annual Report

PRINCIPAL SUBSIDIARIES

Principal Subsidiaries(1)
As at October 31, 2005 ($ millions)	Principal office	Carrying value of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$121

BNS Investments Inc.	Toronto, Ontario	$7,381
Montreal Trust Company of Canada	Montreal, Quebec
MontroServices Corporation	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario

National Trustee Inc.	Toronto, Ontario	$482
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$56

Scotia Capital Inc.	Toronto, Ontario	$209

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$11

Scotia Life Insurance Company	Toronto, Ontario	$66

Scotia Mortgage Corporation	Toronto, Ontario	$219

Scotia Mortgage Investment Corporation	St. John's, Newfoundland	$58

Scotia Securities Inc.	Toronto, Ontario	$302

Scotiabank Capital Trust(2)	Toronto, Ontario	$9

International
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$137

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$6,978
BNS International (Barbados) Limited	Warrens, Barbados
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

The Bank of Nova Scotia Jamaica Limited (70%)	Kingston, Jamaica	$270

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97%)	Mexico, D.F., Mexico	$1 ,445

Nova Scotia Inversiones Limitada	Santiago, Chile	$379
Scotiabank Sud Americano, S.A. (99%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York	(3)

Scotia Holdings (US) Inc.	Atlanta, Georgia	(4)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Atlanta, Georgia

Scotia International Limited	Nassau, Bahamas	$502
Corporacion Mercaban de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$223

Scotiabank El Salvador, S.A.	San Salvador, El Salvador	$313

Scotiabank Europe plc	London, England	$1,951

Scotiabank Trinidad & Tobago Limited (51% )	Port of Spain, Trinidad	$124

Scotia Capital (Europe) Limited	London, England	$16

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	In terms of current accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

Scotiabank 2005 Annual Report 133

SHAREHOLDER INFORMATION
Annual Meeting
Shareholders are invited to attend the 174th Annual Meeting of Holders of Common Shares, to be held on March 3, 2006, at The Fairmont Winnipeg, Winnipeg Ballroom, 2 Lombard Place, Winnipeg, Manitoba, Canada, beginning at 10:00 a.m. (Central Time).
Shareholdings and Dividends
Information regarding your shareholdings and dividends may be obtained by contacting the Transfer Agent.
Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the Transfer Agent.
Listing of Shares
Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.
     Series 12 and Series 13 preferred shares of the Bank are listed on the Toronto Stock Exchange.
Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7

Series 12, Preferred	BNS.PR.J	064149 81 8

Series 13, Preferred	BNS.PR.K	064149 79 2

Dividend Dates for 2006
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 3	January 27

April 4	April 26

July 4	July 27

October 3	October 27

Future Annual Meeting
The Annual Meeting for the fiscal year 2006 is scheduled for Tuesday, March 6, 2007, in Halifax, Nova Scotia, at 10:00 a.m. (Atlantic Time).
Valuation Day Price
For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $1.297 after adjustment for the two-for-one stock split in 1976, the three-for-one stock split in 1984, the two-for-one stock split in 1998, and the stock dividend (with the effect of a two-for-one stock split) in 2004.
Duplicated Communication
Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this annual report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result.
     If you receive, but do not require, more than one mailing for the same ownership, please contact the Transfer Agent to combine the accounts.
Credit Ratings
SENIOR LONG-TERM DEBT/DEPOSITS

DBRS	AA(low)

FITCH	AA-

Moody’s	Aa3

Standard & Poor’s	AA-

SHORT TERM DEPOSITS/COMMERCIAL PAPER

DBRS	R-1(middle)

FITCH	F1+

Moody’s	P-1

Standard & Poor’s	A-1+

SUBORDINATED DEBT

DBRS	A(high)

Moody’s	A1

Standard & Poor’s	A+

NON-CUMULATIVE PREFERRED SHARES

DBRS	Pfd-1(low)n

134 Scotiabank 2005 Annual Report

Founded in 1832 in Halifax, Nova Scotia, Scotiabank is one of North America’s premier financial institutions, with assets of $314 billion. As Canada’s most international bank, the Scotiabank Group of Companies serves more than 10 million customers in some 50 countries in the Americas, the Caribbean, Europe and Asia.
Corporate Headquarters
Scotiabank
Scotia Plaza
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-6161
Fax: (416) 866-3750
E-mail: email@scotiabank.com
Shareholder Services
TRANSFER AGENT AND REGISTRAR
MAIN AGENT
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
CO-TRANSFER AGENT (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel: 1-800-962-4284
FINANCE DEPARTMENT
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-4048
E-mail:
corporate.secretary@scotiabank.com
FINANCIAL ANALYSTS, PORTFOLIO MANAGERS
AND OTHER INSTITUTIONAL INVESTORS
Tel: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
For further information
PUBLIC, CORPORATE AND GOVERNMENT AFFAIRS
Scotiabank
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
CUSTOMER SERVICE CENTRE
1-800-4-SCOTIA
Online
For product, corporate, financial
and shareholder information:
www.scotiabank.com and
www.scotiacapital.com

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Savings:

Trees:	1,686 trees – Mature trees that would have been cut

Waste:	107,192 lb. – Solid waste not generated

Water:	684 lb./1,011,035 gallons –
Waterborne waste not created – Water/wastewater flow save

Air:	208,018lb. – Atmospheric emissions eliminated

Energy:	Mill powered with biogas:
245,738 cubic feet of natural gas (70 m3) was saved and the air emissions were lowered by 27,170 lb. (CO2, SO2, NOx)